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Filed pursuant to General Instruction II. L of Form F-10
File No. 333-226013

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

SUBJECT TO COMPLETION,
DATED FEBRUARY 25, 2019

PRELIMINARY PROSPECTUS SUPPLEMENT
To Short Form Base Shelf Prospectus dated July 12, 2018

New Issue	February , 2019

NEOVASC INC.

US$

                 Common Shares

This prospectus supplement is hereby qualifying for distribution                common shares (the "Offered Shares") of Neovasc Inc. (the "Company", "Neovasc" or "We") at a price of US$                per Offered Share (the "Offering"), pursuant to the accompanying short form base shelf prospectus dated July 12, 2018.

H.C. Wainwright & Co. LLC ("H.C. Wainwright" or the "Underwriter") is acting as sole bookrunner in respect of the Offering pursuant to an underwriting agreement (the "Underwriting Agreement") dated as of                 , 2019, between the Company and the Underwriter. See "Plan of Distribution". This prospectus supplement qualifies the distribution of the Offered Shares from Canada to the United States. The Underwriter will only offer and sell the Offered Shares in the United States either directly or through its duly registered U.S. broker dealer affiliates or agents. No Offered Shares will be offered or sold to Canadian purchasers.

The outstanding common shares of the Company (the "Common Shares") are listed on the Nasdaq Capital Market (the "Nasdaq") and on the Toronto Stock Exchange (the "TSX") under the symbol "NVCN". On February 22, 2019, the last trading day before filing of this prospectus supplement, the closing price of the Common Shares was US$0.6501 on the Nasdaq and C$0.84 on the TSX.

Investing in our securities involves a high degree of risk. You should carefully read the "Risk Factors" section in this prospectus supplement and the accompanying base shelf prospectus, as well as the information under the heading "Cautionary Note Regarding Forward-Looking Statements" in this prospectus supplement and consider such notes and information in connection with an investment in any securities.

Price: US$                per Offered Share

	Public Offering Price	Underwriting Commission(1)	Net Proceeds to the Company(2)
Per Offered Share	US$	US$	US$
Total(2)	US$	US$	US$

Notes:

(1)
The Underwriter will receive a cash commission equal to 8% of the gross proceeds of the Offering (the "Underwriting Commission") and a management fee equal to 1% of the gross proceeds of the Offering (the "Management Fee"). In addition to the Underwriting Commission and the Management Fee, the Company will issue to the Underwriter broker warrants (the "Broker Warrants") to purchase up to a number of Common Shares equal to 6.5% of the Offered Shares issued on the Closing Date exercisable at a price per Common Share equal to US$                for a period of                years following issuance.

(2)
After deducting the Underwriting Commission and Management Fee, but before deducting the Company's expenses of the Offering, which are estimated at US$                and will be paid by the Company from the proceeds of the Offering. We refer you to the section entitled "Plan of Distribution" for additional information regarding total Underwriting Commission and Management Fee.

The following table sets out the number of Broker Warrants that will be issued by the Company to the Underwriter:

Underwriter's Position	Exercise Period	Exercise Price
Broker Warrants	years following issuance	US$ per Broker Warrant

The Company has not granted to the Underwriter any over-allotment option.

The Company has applied to list the Offered Shares on the TSX and has submitted a notification of listing to list the Offered Shares on the Nasdaq. Listing on the TSX and the Nasdaq will be subject to the Company fulfilling all of the listing requirements of the TSX and the Nasdaq. See "Plan of Distribution".

The Underwriter, as principal, conditionally offers the Offered Shares subject to prior sale, if as and when issued by us and accepted by the Underwriter, in accordance with the conditions contained in the Underwriting Agreement and subject to the approval of certain legal matters on behalf of Neovasc by Blake, Cassels & Graydon LLP, with respect to Canadian legal matters, and by Skadden, Arps, Slate, Meagher & Flom LLP, with respect to U.S. legal matters, and on behalf of the Underwriter by Stikeman Elliott LLP, with respect to Canadian legal matters, and by Ellenoff Grossman & Schole LLP, with respect to U.S. legal matters. The Underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. Subject to the terms and conditions set forth in the Underwriting Agreement, the Underwriter have agreed to purchase all of the Offered Shares sold under the Underwriting Agreement if any of these Offered Shares are purchased. See "Plan of Distribution".

The offering price of the Offered Shares was determined by arm's length negotiation between the Company and the Underwriter. If all of the Offered Shares are not sold at the public offering price, the Underwriter may change the offering price and the other selling terms. See "Plan of Distribution".

It is expected that the Offered Shares will be delivered in book-entry form only through the facilities of the Depository Trust Company at the closing of the Offering, which is anticipated to be on or about February                 , 2019 or such other date as may be agreed upon between the Company and the Underwriter (the "Closing Date"). The Company expects that delivery of the Offered Shares will be made against payment therefor on or about the Closing Date. Investors who wish to trade Offered Shares prior to the Closing Date should consult their own advisors. See "Plan of Distribution."

The total gross proceeds from the Offering will be US$                . The Company estimates that the net proceeds from the Offering to the Company will be approximately US$                , after deducting the Underwriting Commission of US$                , the Management Fee of US$                and the Company's expenses of the Offering, which are estimated to be US$                and will be paid by the Company from the proceeds of the Offering. See "Plan of Distribution".

Certain of the Company's directors reside outside of Canada and have appointed an agent for service of process in Canada. See "Agent for Service of Process".

We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus supplement and the accompanying base shelf prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference in this prospectus supplement and the accompanying base shelf prospectus have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and are subject to Canadian auditing and auditor independence standards. As a result, our financial statements may not be comparable to financial statements of United States companies.

Owning our securities may subject you to tax consequences both in Canada and the United States, including the Canadian federal income tax consequences applicable to a foreign controlled Canadian corporation that acquires Offered Shares. This prospectus supplement and the accompanying base shelf prospectus may not describe these tax consequences fully. You should read the tax discussion in this prospectus supplement and consult your own tax advisor with respect to your own particular circumstances.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, some of our officers and directors and the experts named in this prospectus supplement and the accompanying base shelf prospectus are Canadian residents, and a substantial portion of our assets and the assets of those officers, directors and experts are located outside of the United States.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION ("SEC"), NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING BASE SHELF PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Our head office is located at Suite 5138 — 13562 Maycrest Way, Richmond, British Columbia, V6V 2J7, Canada, and our registered office is located at Suite 2600 — 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Canada.

Investors should rely only on current information contained in or incorporated by reference into this prospectus supplement and the accompanying base shelf prospectus as such information is accurate only as of the date of the applicable document. We have not authorized anyone to provide investors with different information. Information contained on our website shall not be deemed to be a part of this prospectus supplement or the accompanying base shelf prospectus or incorporated by reference herein and therein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. We will not make an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying base shelf prospectus is accurate as of any date other than the date on the face page of this prospectus supplement, the accompanying base shelf prospectus or the date of any documents incorporated by reference herein or therein, as applicable

ABOUT THIS PROSPECTUS SUPPLEMENT

        This document is in two parts. The first part is the prospectus supplement, which describes the terms of the Offering and adds to and updates information contained in the accompanying base shelf prospectus and the documents incorporated by reference therein. The second part is the accompanying base shelf prospectus, which gives more general information, some of which may not apply to the Offered Shares. This prospectus supplement is deemed to be incorporated by reference into the accompanying base shelf prospectus solely for the purpose of the Offering. If information in this prospectus supplement is inconsistent with the accompanying base shelf prospectus or the information incorporated by reference, you should rely on this prospectus supplement. You should read both this prospectus supplement and the accompanying base shelf prospectus, together with the additional information about us to which we refer you in the section of this prospectus supplement entitled "Where You Can Find More Information."

        You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying base shelf prospectus. The Company has not authorized anyone to provide you with different information.

        You should assume that the information contained in this prospectus supplement, the accompanying base shelf prospectus and the documents incorporated by reference herein and therein is accurate only as of their respective dates, regardless of the time of delivery of this prospectus supplement and the accompanying base shelf prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates.

        Market data and certain industry forecasts used in this prospectus supplement and the documents incorporated by reference in this prospectus supplement and the accompanying base shelf prospectus were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

        In this prospectus supplement and the accompanying base shelf prospectus, unless otherwise indicated, all dollar amounts and references to "US$" are to U.S. dollars and references to "C$" are to Canadian dollars. This prospectus supplement and the underlying base shelf prospectus and the documents incorporated by reference herein and therein contain translations of some Canadian dollar amounts into U.S. dollars solely for your convenience. See "Exchange Rate Information".

        On September 18, 2018, the Company effected a share consolidation (reverse stock split) of its issued and outstanding Common Shares on the basis of one post-consolidation Common Share for every one hundred pre-consolidation Common Shares. All references in this prospectus supplement to Common Shares, options and exercise or purchase prices have been retroactively adjusted to reflect the share consolidation. The number of 2017 Warrants (as defined below) and aggregate principle amount of Notes (as defined below) were not affected by the consolidation, but the Common Shares issuable upon exercise of the 2017 Warrants or conversion of the Notes will be adjusted proportionally to the share consolidation ratio.

        In this prospectus supplement and the accompanying base shelf prospectus, unless the context otherwise requires, references to "we", "us", "our" or similar terms, as well as references to "Neovasc" or the "Company", refer to Neovasc Inc., either alone or together with our subsidiaries.

        This prospectus supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein include references to trade names and trade-marks of other companies, which trade names and trade-marks are the property of their respective owners.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus supplement and the accompanying base shelf prospectus, including the documents incorporated by reference herein and therein, contain forward-looking statements within the meaning of applicable Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995 that may not be based on historical fact, including, without limitation, statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as the factors we believe are appropriate. Forward-looking statements in this prospectus supplement and the accompanying base shelf prospectus and the documents incorporated by reference herein and therein include, but are not limited to, statements relating to:

  •
  our ability to continue as a going concern;

  •
  our need for significant additional financing and our estimates regarding our capital requirements and future revenues, expenses and profitability;

  •
  the Company's estimates regarding its fully diluted share capital and future dilution to shareholders;

  •
  our ability to regain compliance with the Nasdaq minimum market value and minimum bid price requirements;

  •
  our intention to expand the indications for which we may market the Tiara (which does not have regulatory approval and is not commercialized) and the Reducer (which has CE Mark approval for sale in the European Union);

  •
  clinical development of our products, including the results of current and future clinical trials and studies;

  •
  our intention to apply for CE Mark approval for the Tiara in approximately late 2020, assuming sufficient patients will have been enrolled with sufficient follow-up time by then;

  •
  the anticipated timing of additional implantations in the TIARA-II trial and our intention to initiate additional investigational sites in 2019 as required approvals are obtained;

  •
  our plans to develop and commercialize products, including the Tiara, and the timing and cost of these development programs;

  •
  our plans to develop and commercialize the Tiara transfemoral trans-septal system, including our ability to improve current prototypes;

  •
  our strategy to refocus our business towards development and commercialization of the Reducer and the Tiara;

  •
  the amount of estimated additional litigation expenses required to defend the Company in ongoing lawsuits and claims;

  •
  our ability to replace historical revenues from the tissue and consulting services businesses with revenues from the Reducer and the Tiara in a timely manner;

  •
  whether we will receive, and the timing and costs of obtaining, regulatory approvals;

  •
  the cost of post-market regulation if we receive necessary regulatory approvals;

  •
  our ability to enroll patients in our clinical trials and studies in Canada, the United States and Europe;

  •
  our ability to treat patients under compassion uses cases;

  •
  our ability to advance and complete the COSIRA-II IDE pivotal clinical trial;

  •
  our intention to continue directing a significant portion of our resources into sales expansion;

  •
  our ability to get our products approved for use;

  •
  the benefits and risks of our products as compared to others;

  •
  our ability to find strategic alternatives for adoption of the Reducer, including potential alliances in order to broaden and deepen therapy penetration and potentially advance the COSIRA-II study;

  •
  our ability to attain faster access to the U.S. market for the Reduced through alternative regulatory strategies;

  •
  our plans to increase Reducer implants in Europe in 2019;

  •
  our estimates of the size of the potential markets for our products including the anticipated market opportunities for the Reducer and the Tiara;

  •
  our potential relationships with distributors and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

  •
  sources of revenues and anticipated revenues, including contributions from distributors and other third parties, product sales, license agreements and other collaborative efforts for the development and commercialization of products;

  •
  our ability to meet our financial and organizational restructuring goals to establish a lean and accountable organization with stable capitalization;

  •
  our ability to meet our cash expenditure covenants;

  •
  our creation of an effective direct sales and marketing infrastructure for approved products we elect to market and sell directly;

  •
  the rate and degree of market acceptance of our products;

  •
  the timing and amount of reimbursement for our products; and

  •
  the impact of foreign currency exchange rates.

        Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The factors and assumptions used by the Company to develop such forward-looking statements include, but are not limited to:

  •
  our ability to continue as a going concern;

  •
  our regulatory and clinical strategies will continue to be successful;

  •
  our current positive interactions with regulatory agencies will continue;

  •
  recruitment to clinical trials and studies will continue;

  •
  the time required to enroll, analyze and report the results of our clinical studies will be consistent with projected timelines;

  •
  current and future clinical trials and studies will generate the supporting clinical data necessary to achieve approval of marketing authorization applications;

  •
  the regulatory requirements for approval of marketing authorization applications will be maintained;

  •
  our current good relationships with our suppliers and service providers will be maintained;

  •
  our estimates of market size and reports reviewed by us are accurate;

  •
  our efforts to develop markets and generate revenue from the Reducer will be successful;

  •
  genericisation of markets for the Tiara and the Reducer will develop;

  •
  capital will be available on terms that are favourable to us; and

  •
  our ability to retain and attract key personnel, including members of our board of directors and senior management team.

        By their very nature, forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. In evaluating these statements, prospective purchasers should specifically consider various factors, including the risks outlined herein and in the accompanying base shelf prospectus and in documents incorporated by reference herein and therein, under the heading "Risk Factors". Some of these risks and assumptions include, among others:

  •
  the substantial doubt about our ability to continue as a going concern;

  •
  risks relating to the warrants (the "2017 Public Warrants") issued pursuant to the November 2017 public offering (the "2017 Public Transaction") and the warrants (the "2017 Private Warrants", and together with the 2017 Public Warrants, the "2017 Warrants") and senior secured convertible notes (the "Notes") issued pursuant to the November 2017 private placement (the "2017 Private Placement", and together with the 2017 Public Transaction, the "2017 Financings"), resulting in significant dilution to our shareholders;

  •
  this Offering triggering certain anti-dilution provisions under the 2017 Warrants and Notes;

  •
  risks relating to our need for significant additional future capital and our ability to raise additional funding;

  •
  risks relating to our negative operating cash flow and our ability to raise additional funds;

  •
  risks relating to cashless exercise and adjustment provisions in the 2017 Warrants and the Notes, which could make it more difficult and expensive for us to raise additional capital in the future and result in further dilution to investors;

  •
  risks relating to the sale of a significant number of Common Shares of the Company;

  •
  risks relating to the exercise of 2017 Warrants or conversion of the Notes, which may encourage short sales by third parties;

  •
  risks relating to the possibility that our Common Shares may be delisted from the Nasdaq or the TSX, which could affect their market price and liquidity;

  •
  risks relating to our Common Share price being volatile;

  •
  risks relating to the influence of significant shareholders of the Company over our business operations and share price;

  •
  risks relating to our significant indebtedness, and its effect on our financial condition;

  •
  risks relating to claims by third parties alleging infringement of their intellectual property rights;

  •
  risks relating to lawsuits that we are subject to, which could divert our resources and result in the payment of significant damages and other remedies;

  •
  our ability to establish, maintain and defend intellectual property rights in our products;

  •
  risks relating to results from clinical trials of our products, which may be unfavorable or perceived as unfavorable;

  •
  risks relating to our history of losses and significant accumulated deficit;

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  risks associated with product liability claims, insurance and recalls;

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  risks relating to use of our products in unapproved circumstances, which could expose us to liabilities;

  •
  risks relating to competition in the medical device industry, including the risk that one or more competitors may develop more effective or more affordable products;

  •
  risks relating to our ability to achieve or maintain expected levels of market acceptance for our products, as well as our ability to successfully build our in-house sales capabilities or secure third-party marketing or distribution partners;

  •
  our ability to convince public payors and hospitals to include our products on their approved products lists;

  •
  risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare;

  •
  risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices;

  •
  risks associated with the extensive regulation of our products and trials by governmental authorities, as well as the cost and time delays associated therewith;

  •
  risks associated with post-market regulation of our products;

  •
  health and safety risks associated with our products and our industry;

  •
  risks associated with our manufacturing operations, including the regulation of our manufacturing processes by governmental authorities and the availability of two critical components of the Reducer;

  •
  risk of animal disease associated with the use of our products;

  •
  risks relating to the manufacturing capacity of third-party manufacturers for our products, including risks of supply interruptions impacting the Company's ability to manufacture its own products;

  •
  risks relating to our dependence on limited products for substantially all of our current revenues;

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  risks relating to our exposure to adverse movements in foreign currency exchange rates;

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  risks relating to the possibility that we could lose our foreign private issuer status under U.S. federal securities laws;

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  risks relating to breaches of anti-bribery laws by our employees or agents;

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  risks associated with future changes in financial accounting standards and new accounting pronouncements;

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  risks relating to our dependence upon key personnel to achieve our business objectives;

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  risks relating to our ability to maintain strong relationships with physicians;

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  risks relating to the sufficiency of our management systems and resources in periods of significant growth;

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  risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants;

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  risks relating to our ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances;

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  risks relating to our ability to successfully enter into fundamental transactions as defined in the Series A Warrants issued pursuant to the 2017 Public Transaction;

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  risks relating to anti-takeover provisions in our constating documents which could discourage a third party from making a takeover bid beneficial to our shareholders;

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  risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers;

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  risks relating to our Common Share price being volatile;

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  risks relating to future issuances of equity securities by us, or sales of Common Shares, exercises of 2017 Warrants or conversions of Notes by our existing security-holders causing the price of our securities to fall;

  •
  risks relating to there being no market through which our securities, other than the Common Shares, may be sold;

  •
  risks associated with the inability to enforce actions against us, certain of our directors and officers, or the experts named in this prospectus under U.S. federal securities laws;

  •
  risks relating to the broad discretion in the use of the net proceeds of an offering of our securities;

  •
  risks relating to our intention to not pay dividends in the foreseeable future; and

  •
  risks associated with our being treated as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences for U.S. investors.

        Should one or more of these risks or uncertainties or a risk that is not currently known to the Company materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those expressed or implied herein. These forward-looking statements are made as of the date of this prospectus supplement or, in the case of documents incorporated by reference in this prospectus supplement, as of the date of such documents, and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

DOCUMENTS INCORPORATED BY REFERENCE

        This prospectus supplement is deemed to be incorporated by reference into the accompanying base shelf prospectus solely for the purposes of the Offering. Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference in this prospectus supplement and not delivered with this prospectus supplement may be obtained on request without charge from Chris Clark, the Company Secretary of Neovasc, at Suite 5138 — 13562 Maycrest Way, Richmond, British Columbia, V6V 2J7, Canada, telephone: (604) 270-4344 or by accessing the disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR"), at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the SEC's Electronic Data Gathering and Retrieval System ("EDGAR"), at www.sec.gov.

        The following documents, filed with the securities commissions or similar regulatory authorities in certain provinces of Canada and filed with, or furnished to, the SEC are specifically incorporated by reference into, and form an integral part of, this prospectus supplement and the accompanying base shelf prospectus:

  •
  the annual report of the Company on Form 20-F for the fiscal year ended December 31, 2017, dated April 30, 2018 (the "Form 20-F");

  •
  the audited annual consolidated financial statements of the Company for the fiscal years ended December 31, 2017, 2016 and 2015 together with the notes thereto and the auditor's report thereon;

  •
  the amended and restated management's discussion and analysis of financial condition and results of operations of the Company for the fiscal years ended December 31, 2017, 2016 and 2015;

  •
  the amended and restated unaudited interim consolidated financial statements of the Company for the three and nine months ended September 30, 2018 and 2017;

  •
  the management's discussion and analysis of financial condition and results of operations of the Company for the three and nine months ended September 30, 2018 and 2017;

  •
  the management information circular dated May 2, 2018, distributed in connection with the Company's annual general and special meeting of shareholders held on June 4, 2018;

  •
  the material change report dated September 21, 2018, announcing that the Company had filed articles of amendment, effective on that date, to effect the previously announced share consolidation of its issued and outstanding Common Shares on the basis of one post-consolidation Common Share for every one-hundred pre-consolidation Common Shares;

  •
  the material change report dated September 12, 2018, announcing that (1) the Company had received the decision of the Nasdaq Hearings Panel to grant it an extension until October 15, 2018 in order to regain compliance with the US$1.00 minimum bid price requirement, (2) the Company planned to execute the share consolidation, and (3) the holders of the Notes had agreed to amend certain terms of the Notes and other concessions, including a one-year extension of the maturity of the Notes;

  •
  the material change report dated August 3, 2018, announcing that the Company had entered into a collaboration and licensing agreement relating to certain know-how developed by Penn Medicine and the Gorman Cardiovascular Research Group at the University of Pennsylvania; and

  •
  the material change report dated February 20, 2019, announcing that the Company had resolved a previously-disclosed litigation matter through a settlement agreement with Micro Interventional Devices, Inc. and Endovalve Inc.

        Any documents of the type described in Section 11.1 of Form 44-101F1 Short Form Prospectuses filed by the Company with a securities commission or similar authority in any province of Canada subsequent to the date of this prospectus supplement and before withdrawal or completion of the Offering will be deemed to be incorporated by reference into this prospectus supplement.

        In addition, to the extent that any document or information incorporated by reference into this prospectus supplement is filed with, or furnished to, the SEC pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the date of this prospectus supplement, such document or information will be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus supplement forms a part (in the case of a report on Form 6-K, if and to the extent expressly provided therein).

        Any statement contained in this prospectus supplement or in the accompanying base shelf prospectus, or in a document incorporated or deemed to be incorporated by reference herein or therein will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or therein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein or therein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying base shelf prospectus.

        Upon filing a new annual information form, or a new annual report on Form 20-F, as applicable, and the related annual financial statements and management's discussion and analysis with applicable securities regulatory authorities during the currency of this prospectus supplement and the accompanying base shelf prospectus, the previous annual information form or annual report on Form 20-F, as applicable, annual financial statements and management's discussion and analysis and all quarterly financial statements and the related management's discussion and analysis, supplemental information, material change reports and information circulars filed prior to the commencement of the Company's financial year in which the new annual information form or annual report on Form 20-F is filed will be deemed no longer to be incorporated for purposes of future offers and sales of our securities under this prospectus supplement. Upon interim consolidated financial statements and the accompanying management's discussion and analysis and material change report being filed by the Company with the applicable securities regulatory authorities during the duration of this prospectus supplement and the accompanying base shelf prospectus, all interim consolidated financial statements and the accompanying management's discussion and analysis and material change report filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated herein or therein for purposes of future offers and sales of securities under this prospectus supplement.

        References to our website in any documents that are incorporated by reference into this prospectus supplement and the accompanying base shelf prospectus do not incorporate by reference the information on such website into this prospectus supplement or the accompanying base shelf prospectus, and we disclaim any such incorporation by reference.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus supplement and the accompanying base shelf prospectus forms a part: (i) the documents listed under the heading "Documents Incorporated by Reference"; (ii) powers of attorney from our directors and officers; (iii) the consent of Grant Thornton LLP; and (iv) the Underwriting Agreement described under the heading "Plan of Distribution".

EXCHANGE RATE INFORMATION

        The following table sets forth for each period indicated: (i) the daily average exchange rate in effect at the end of the period; (ii) the high and low daily average exchange rate during such period; and (iii) the daily average exchange rate for such period, for one Canadian dollar, expressed in U.S. dollars, as quoted by the Bank of Canada.

	Nine Months Ended September 30,
	2016	2017	2018
	US$	US$	US$
Closing	0.7624	0.8013	0.7725
High	0.7972	0.8245	0.8138
Low	0.6854	0.7276	0.7513
Average	0.7546	0.7657	0.7769

	Year Ended December 31,
	2016	2017	2018
	US$	US$	US$
Closing	0.7441	0.7971	0.7330
High	0.8025	0.8245	0.8138
Low	0.6808	0.7276	0.7330
Average	0.7554	0.7708	0.7721

        On February 22, 2019, the daily average exchange rate as quoted by the Bank of Canada was C$1.00 = US$0.7591.

THE COMPANY

        The following description of the Company is derived from selected information about the Company contained in the documents incorporated by reference and does not contain all of the information about the Company and its business that should be considered before investing in the securities. This prospectus supplement, the accompanying the base shelf prospectus and the documents incorporated by reference herein and therein should be reviewed and considered by prospective purchasers in connection with their investment in the securities.

        Neovasc was incorporated on November 2, 2000 under the laws of the Province of British Columbia and was continued to federal jurisdiction under the Canada Business Corporations Act ("CBCA") on April 19, 2002. Neovasc has seven wholly owned subsidiaries, four of which are material: (i) Neovasc Tiara Inc. ("NTI"), a corporation incorporated under the federal laws of Canada; (ii) Neovasc Medical Ltd. ("NML"), a corporation incorporated under the laws of Israel; and (iii) Neovasc Medical Inc. ("NMI"), a corporation incorporated under the laws of British Columbia and (iv) Neovasc (US) Inc., a corporation incorporated under the laws of Delaware.

        Our registered office is located at Suite 2600 — 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Canada and our head office and principal place of business are located at Suite 5138 — 13562 Maycrest Way, Richmond, British Columbia, V6V 2J7, Canada.

        Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Tiara technology in development for the transcatheter treatment of mitral valve disease and the Reducer for the treatment of refractory angina.

        In 2009, Neovasc started initial activities to develop novel technologies for catheter-based treatment of mitral valve disease. Based on the early positive results of these activities, the Company formally launched a program to develop the Tiara. Neovasc established a separate entity, NTI, in March 2013 to develop and own the intellectual property related to the Tiara (Neovasc has transferred all intellectual property related to Tiara to NTI). On February 3, 2014, Neovasc announced the first human implant of the Tiara under special access compassionate use exemptions. Subsequently 62 additional patients have been implanted with the Tiara (21 additional under compassionate use approvals in Vancouver, Canada and in Europe and 21 in the TIARA-I study and 20 in the TIARA-II clinical trial) bringing the total number of patients treated with the device to 63 through the end of 2018. In December 2014, the Company announced that it had received approval from the U.S. Food and Drug Administration ("FDA") to initiate the TIARA-I study in the United States. The TIARA-I study is a multinational, multicenter early feasibility study being conducted to assess the safety and performance of the Tiara valve system in high risk surgical patients. The study will include up to 15 patients enrolled at centers in the United States and up to 15 patients at centers in Canada and Europe. The first European patient was enrolled in the study in Antwerp, Belgium in late-2014 and the first patient in the United States was enrolled in mid-2015. The Tiara is currently available in two sizes (35 mm and 40 mm). On November 28, 2016, the Company announced that it had received both regulatory and ethics committee approval to initiate the Tiara Transcatheter Mitral Valve Replacement Study ("TIARA-II") in Italy. The TIARA-II study has since expanded through the opening of clinical sites in Germany and the UK. The TIARA-II study is a 115 patient, non-randomized, prospective clinical study evaluating the Tiara's safety and performance. It is expected that data from this study will be used to file for CE Mark approval.

        In July 2008, Neovasc acquired NML, a pre-commercial vascular device company based in Israel. NML developed and owned intellectual property related to a novel catheter-based treatment for refractory angina, a debilitating condition resulting from inadequate blood flow to the heart muscle. Refractory angina, resulting in continued symptoms despite maximal medical therapy and without revascularization options, is estimated to affect 600,000 to 1.8 million Americans, with 50,000 to 100,000 new cases per year. The Company has completed development of the Reducer and obtained authorization to affix the CE Mark, which allows for marketing of the Reducer product in the European marketplace. The Company initiated commercial sales of the Reducer product in early-2015. In March 2014 the Company announced that results of its Coronary Sinus Reducer for Treatment of Refractory Angina clinical trial ("COSIRA") had been presented at the ACC.14 medical conference. The COSIRA trial was a sham-controlled randomized, double-blinded study of the Reducer device in 104 patients with moderate to severe refractory angina. The results presented at ACC.14 confirmed that the COSIRA study had met its primary endpoint demonstrating the efficacy of the Reducer device with statistical significance. The COSIRA trial results were published in the New England Journal of Medicine in February 2015. In 2016, Neovasc initiated the REDUCER-I observational study as a multi-center, multi-country, three-arm study collecting long-term data from European patients implanted with the Reducer. The study is expected to enroll up to 400 patients. Currently, about 180 patients have been enrolled across 20 centers that are active in Italy, Germany, Belgium, Netherlands, United Kingdom and Switzerland. In February 2018, the Reducer reached NUB 1 status in Germany, the highest level for important new therapies. NUB 1 status was renewed in January 2019. In 2018, about 30 clinics in Germany that used the Reducer successfully completed negotiating reimbursement with the German insurance companies for the Reducer therapy, including the procedure and the device. In 2019, more German clinics will continue to negotiate and finalize these reimbursement negotiations.

        Neovasc's business operations started in March 2002, with the acquisition of NMI. NMI manufactured a line of collagen-based surgical patch products made for use in cardiac reconstruction and vascular repair procedures as well as other surgeries. Neovasc, through NMI, also sold biological tissue to industry partners and other customers who incorporated this tissue into their own products such as transcatheter heart valves. Neovasc's biological products were made from chemically treated biocompatible pericardial tissue. In 2012, Neovasc sold the rights to manufacture a specific line of conventional surgical patch products to LeMaitre Vascular, Inc. for U.S.$4.6 million but retained rights to the underlying tissue technology for all other uses. On December 2, 2016, the Company and Boston Scientific Corporation ("Boston Scientific") entered into a definitive agreement for Boston Scientific to acquire Neovasc's advanced biologic tissue capabilities and certain manufacturing assets and make a 15% equity investment in Neovasc, for a total of $75 million in cash. While there still was revenue during 2017 associated with the tissue products, the Company ceased operations of its consulting services and contract manufacturing revenue line items in 2017 and no further revenues associated with these activities are expected. During October 2018, FDA designated the Reducer a Breakthrough Device. In December the company filed a comprehensive overview of all Reducer Clinical data, real world performance data and a risk/benefit analysis for patients with Refractory Angina with FDA. The company is in ongoing discussions with FDA regarding the remaining requirements for a potential US market entry.

Recent Developments

        On September 7, 2018, Endovalve Inc. and Micro Interventional Devices, Inc. (collectively, "Endovalve") filed a compliant in the United States District Court for the District of New Jersey against Neovasc Inc. and Neovasc Tiara Inc. (the "Neovasc Defendants"), alleging claims for trade secret misappropriation, breach of contract, and unfair competition. Endovalve alleges that it was a former customer of Neovasc Inc., and that the Neovasc Defendants improperly used trade secrets in the development of Tiara. The Complaint seeks injunctive relief, money damages, and attorneys' fees. Endovalve has not served the Complaint and therefore no response is due in court at this time. If the Complaint is served, the Neovasc Defendants intend to vigorously defend themselves against Endovalve's claims. On February 20, 2019, the Company announced that it had entered into a settlement agreement Endovalve. This agreement resolves certain potential claims against the Company. The settlement agreement contemplates certain fees being paid by Neovasc to Endovalve, including settlement fees in installments totaling US$3 million over the next two and a half years. In addition, following the first commercial sale of the Tiara, Neovasc will pay Endovalve a royalty of 1.3% on the annual net sales of the Tiara. Also contained in the settlement agreement are buy-out clauses that allow Neovasc, or an acquirer of Neovasc or the Tiara assets, to buy-out these royalty obligations. As part of the settlement agreement, the claims will be dismissed with prejudice.

        On December 21, 2018, the Company announced that it had received ISO 13485:2016 certification, an internationally recognized quality standard specific to the medical device industry.

        On January 3, 2019, the Company received written notification (the "Market Value Notification Letter") from the Nasdaq Listing Qualifications Department notifying the Company that it was not in compliance with the $35 million minimum market value requirement set forth in the Nasdaq Marketplace Rules. The Market Value Notification Letter does not impact the Company's listing on the Nasdaq at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company has been provided 180 calendar days, or until July 2, 2019, to regain compliance. The Company intends to monitor the market value of its listed securities between now and July 2, 2019 and intends to attempt to cure the deficiency within the prescribed grace period.

        On January 14, 2019, the Company received written notification (the "Bid Price Notification Letter") from the Nasdaq Listing Qualifications Department notifying the Company that it was not in compliance with the $1.00 minimum bid price requirement set forth in the Nasdaq Marketplace Rules. The Bid Price Notification Letter does not impact the Company's listing on the Nasdaq at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until July 15, 2019, to regain compliance. The Company intends to monitor the closing bid price of its common shares between now and July 15, 2019 and intends to attempt to cure the deficiency within the prescribed grace period.

        In the event the Company does not regain compliance with the Nasdaq minimum market value or minimum bid price rules within the prescribed compliance periods, the Company may be eligible for additional time to regain compliance or may face delisting. Nasdaq also has broad discretionary public interest authority that it can exercise to apply additional or more stringent criteria for the continued listing of the Common Shares, or suspend or delist securities even if the securities meet all enumerated criteria for continued listing on the Nasdaq. The Nasdaq could use this discretionary authority at any time to delist the Common Shares. There can be no assurance that Nasdaq will not exercise such discretionary authority. In addition, there is no assurance that the Company will be able to regain compliance with the minimum bid price and minimum market value requirements prior to expiration of the prescribed compliance periods, or if it does, that the Company will be able to maintain such compliance as a result of the risks and uncertainties described above.

        On January 22, 2019, the Company announced that pursuant to a settlement reached with Edwards Lifesciences PVT, Inc. and Edwards Lifesciences (Canada) Inc. (collectively, "Edwards"), the patent infringement action that Edwards had previously commenced in the Federal Court of Canada against the Company, Boston Scientific and Livanova, will be dismissed on a no-costs basis.

        On January 29, 2019, the Company announced that it had completed the Phase 1 requirements of the TIARA-II study in both Germany and the United Kingdom and has received approval to proceed with Phase 2 of the TIARA-II study.

        On December 20, 2018, Neovasc filed a comprehensive Q-Sub submission to U.S. Food and Drug Administration (the "FDA") with all available Reducer Clinical evidence, requesting a Sprint FDA discussion meeting. The Neovasc team, together with two top U.S. Cardiologists, met with the FDA proposing moving forward with a premarket approval ("PMA") submission using the available Neovasc clinical evidence including the prospective, multicenter, randomized, double-blind, sham controlled study assessing the safety and efficacy of the Reducer in 104 patients in the European Union and Canada (COSIRA), a multi-center, multi-country, three-arm observational post market study (REDUCER-I) with currently 189 patients enrolled, and supportive safety and efficacy data from peerreviewed journals. On February 20, the Company announced that the FDA had informed Neovasc that, despite "Breakthrough Device Designation", the FDA review team recommends collection of further pre-market blinded data prior to PMA submission. Through the Sprint discussion process, Neovasc will continue discussions with the FDA and their senior management, to attempt to bring this promising refractory angina device therapy to U.S. patients as soon as spossible.

RISK FACTORS

        An investment in the Company's securities is highly speculative and involves a significant degree of risk. In addition to the other information included or incorporated by reference in this prospectus supplement and the accompanying base shelf prospectus, you should carefully consider the risks and uncertainties described under the heading "Risk Factors" in the accompanying base shelf prospectus and the Form 20-F, together with all of the other information contained in this prospectus supplement and the accompanying base shelf prospectus, before purchasing the Company's securities. The occurrence of any of the risks mentioned herein or under the heading "Risk Factors" in the accompanying base shelf prospectus and the Form 20-F could have a material adverse effect on the Company's business, financial condition, results of operations and future prospects. In these circumstances, the market price of the Company's securities, including Common Shares, could decline, and you may lose all or part of your investment. The risks set out herein and under the heading "Risk Factors" in the accompanying base shelf prospectus and the Form 20-F are not the only risks the Company faces; risks and uncertainties not currently known to it or that the Company currently deems to be immaterial may also materially and adversely affect its business, financial condition and results of operations. Investors should also refer to the other information set forth or incorporated by reference in this prospectus supplement and the accompanying base shelf prospectus, including the Company's consolidated financial statements and related notes. This prospectus supplement also contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described herein and under the heading "Risk Factors" in the accompanying base shelf prospectus and the Form 20-F. See "Cautionary Note Regarding Forward-Looking Statements" above.

The 2017 Warrants and Notes issued pursuant to the 2017 Financings contain anti-dilution provisions that will trigger a repricing of the exercise and conversion prices under these securities, respectively, upon completion of this Offering. Exercises and conversions of the 2017 Warrants and Notes, respectively, have resulted in significant dilution to our shareholders and may result in further significant dilution.

        As part of the 2017 Financings, we issued certain 2017 Warrants and the Notes containing so-called full-ratchet anti-dilution provisions as well as other anti-dilution provisions that will be triggered upon completion of the Offering and may be triggered upon any future issuance by us of Common Shares or Common Share equivalents at a price per share below the then-exercise price of the 2017 Warrants or conversion price of the Notes, subject to some exceptions, which could result in significant additional dilution to our shareholders. As a result of the Offering, the Company expects that the exercise prices of the outstanding Series A Warrants and Series E Warrants (each as defined below) will reprice to approximately $                , and the conversion price of the Notes will reprice to approximately $                . As of February 22, 2019, there were 35,950,340 Series A Warrants and 22,431,506 Series E Warrants remaining outstanding, exercisable in aggregare for 583,818 Common Shares. In addition, the Notes contain future-priced conversion provisions and certain other provisions that reset the conversion price based on the market price of the Common Shares at a future date. These provisions have resulted in the issuance of a large number of Common Shares because the market price for our Common Shares has declined below the initial conversion price following the 2017 Financings, thereby putting pressure on the market price of our Common Shares and increasing the risk of further significant dilution upon subsequent conversions or exercises of the securities. For example, as of February 22, 2019, $21,925,000 aggregate principle amount of the Notes had been converted for 19,773,718 Common Shares and $10,825,000 aggregate principle amount of the Notes remained outstanding. As of February 22, 2019, the market price of our Common Shares remains significantly below the initial conversion price of the Notes. To the extent that holders of the 2017 Warrants or Notes sell or exercise additional 2017 Warrants or convert the Notes, the market price of our Common Shares may decrease further due to the additional dilution and selling pressure in the market. The risk of dilution from issuances of Common Shares upon the exercise of 2017 Warrants or pursuant to the conversion of the Notes may cause shareholders to sell their Common Shares, which could further contribute to any decline in the Common Share price. For a description of the 2017 Warrants and the Notes, including the impact of the Offering on the anti-dilution provisions thereof, see "Description of 2017 Warrants and Notes".

USE OF PROCEEDS

        The Company estimates that its net proceeds from the Offering will be approximately US$                after deducting the Underwriting Commission of US$                , the Management Fee of US$                and our expenses of the Offering, which are estimated to be US$                .

        It is currently intended that the Company will use any proceeds for development and commercialization of the Reducer, development of the Tiara and general corporate and working capital purposes.

Principal Purpose	Estimated Amount to be Expended (US$000s)
Development and commercialization of the Reducer
Development of the Tiara, including the Transfemoral version
General corporate and working capital purposes(1)
Total(2)

Note:

(1)
Funds included in general corporate and working capital purposes may be allocated to corporate expenses, business development, potential future acquisitions, litigation defence costs and settlement payments, severance and reorganization expenses and to other purposes.

(2)
After deduction of the Underwriting Commission, the Management Fee and the estimated expenses of the Offering.

        The net proceeds of the Offering will be used primarily to fund the Tiara program and in particular to 1) support completion of the TIARA-I and TIARA II studies and 2) develop a trans-femoral, trans-septal version of the device, and the Reducer program, in particular to 1) fund continuing commercialization of the Reducer and Therapy development in Europe with a focus on Germany and 2) submit materials and discussions with the FDA to finalize the path to the US market under FDA Breakthrough Device Designation guidelines.

        The TIARA-I study is a 30 patient non-randomized, prospective early feasibility study in the US and Canada. The key business objective of this activity is to demonstrate to the FDA the early safety and efficacy of the Tiara, but not to gain full FDA approval for the Tiara. The TIARA-I study is estimated to cost approximately US$5 million. The estimated timing for completion of enrollment in the study is the third quarter of 2019 but is dependent on a number of factors including screening rates. The TIARA-II study is a 115 patient, non-randomized, prospective clinical study intended to provide the clinical data required to support obtaining CE Mark approval for the Tiara which would enable Neovasc to market the device in Europe. The key business objective of this activity is to enable sales of the product into the European marketplace. The TIARA-II study is estimated to cost approximately US$20 million. The exact timing for completion of enrollment in the study is unknown at this time and is dependent on a number of factors including screening rates and local regulatory approvals. Neovasc is targeting to complete enrollment and receive CE Mark approval and begin Tiara sales in Europe in approximately 2021. However, due to the inherent uncertainty around gaining regulatory approval to market an implantable heart valve product, this timeline is subject to extension. Neovasc is managing and conducting the TIARA-I and TIARA-II trials in conjunction with certain service providers who undertake certain portions of data collection, data management, data analysis, safety and event monitoring and similar functions. The Tiara is currently manufactured for use in these trials by Neovasc at its own facilities following required medical device quality requirements. In the event of a positive outcome from the TIARA-II trial enabling Neovasc to obtain CE Mark approval, the Tiara would be commercially manufactured in the same manner at Neovasc's facility.

        The Reducer has received CE Mark approval and is currently commercially available in Europe. It is not currently approved for sale in the United States. Proceeds of the Offering allocated to this program will be primarily targeted to the continuing commercialization and the Therapy development of the Reducer in Europe with a focus on Germany, supporting the ongoing REDUCE-I Registry which is collecting post-market data from European centers on the device, and to further discuss with the FDA the path to the US market through the Breakthrough Device Designation. Neovasc, in 2017, obtained approval for the COSIRA-II trial

(an investigational device exemption trial intended to support FDA approval to begin marketing the product in the United States). The Company does not presently have the funds available to conduct the COSIRA-II trial, which is expected to cost approximately US$20-25 million so the Company is attempting to accelerate the timing of approval to the US market via the Reducer's Breakthrough Device Designation. The key business goals of these activities will be to (1) understand the FDA requirements for the path to the US market under the Breakthrough Device Designation and 2) to increase early stage revenues in the EU.

        The development of the Tiara and Reducer will require additional capital exceeding the Company's cash on hand resources even after giving effect to the Offering. In addition, actual costs and development time may exceed management's current expectations. It is unlikely that the Company will generate sufficient operating cash flow to meet its total capital obligations in the proposed development time frame. Accordingly, the Company will need to raise additional capital in the future over and above the current Offering.

        In addition to the foregoing, we are engaged in other litigation resulting from claims made by CardiAQ which has been, and is expected to continue to be, costly and on February 19, 2019 the Company settled a claim made by Endovalve as described in "Recent Developments" above.

        While the Company intends to spend the net proceeds of the Offering as stated above, there may be circumstances where, for sound business reasons, a re-allocation of funds may be necessary or advisable. The actual amount that the Company spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above, and will depend on a number of factors, including those listed under the heading "Risk Factors" in this prospectus supplement and the accompanying base shelf prospectus and the documents incorporated by reference herein and therein.

        The Company has limited financial resources and generates limited cash flow from current operations. Our independent registered public accounting firm has included a "going concern" emphasis of matter paragraph in its report on our audited consolidated financial statements as at and for the years ended December 31, 2017, 2016 and 2015. As adjusted for the proceeds of the Offering, the Company had approximately $                 million in cash and cash equivalents as at December 31, 2018, which it believes is sufficient to fund operations until approximately                . As a result, the Company will need to obtain substantial additional debt or equity financing later in 2019 to fund ongoing operations, in particular the further development of its medical devices. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Additional financing that we may pursue may involve the sale of our Common Shares or financial instruments that are exchangeable for, or convertible into, our Common Shares, which could result in significant dilution to our shareholders. The terms of the 2017 Financings included, amongst other things, future priced securities, full ratchet anti-dilution clauses and a senior convertible debt instrument secured on substantially all of the assets of the Company. See "Description of 2017 Warrants and Notes" below. These terms may make it more difficult for the Company to obtain additional debt or equity financing in the future and increase the dilutive effect of any such Offering to existing shareholders of the Company. See "Risk Factors".

PRIOR SALES

        The following table sets forth information in respect of the Common Shares that we issued upon the exercise of options granted under our incentive stock option plan during the twelve month period preceding the date of this prospectus supplement.

Exercise Date	Number of Common Shares	Exercise Price
N/A	Nil	N/A
Total	Nil

        The following table sets forth information in respect of options to acquire Common Shares that we granted under our incentive stock option plan during the twelve month period preceding the date of this prospectus supplement.

Grant Date	Number of Options	Grant Price
March 31, 2018	10,550	US$	6.00
September 20, 2018	2,705,250	US$	2.72
December 3, 2018	899,000	US$	0.88
Total	3,614,800

        The following table sets forth information in respect of securities that we issued, other than on exercise of stock options as set out above, during the 12-month period prior to the date of this prospectus supplement.

Issuance Date	Type of Security	Number of Securities	Issue Price
February 26, 2018	Common Shares issued on exercise of 815,000 Series F Warrants	55,420	Nil	(1)
February 27, 2018	Common Shares issued on exercise of 175,000 Series F Warrants	13,614	Nil	(1)
February 28, 2018	Common Shares issued on exercise of 180,000 Series F Warrants	15,340	Nil	(1)
March 1, 2018	Common Shares issued on exercise of 480,000 Series F Warrants	40,906	Nil	(1)
March 1, 2018	Common Shares issued on exercise of 958,252 Series B Warrants	81,663	Nil	(1)
March 2, 2018	Common Shares issued on exercise of 240,000 Series F Warrants	20,453	Nil	(1)
March 2, 2018	Common Shares issued on exercise of 996,237 Series B Warrants	84,900	Nil	(1)
March 5, 2018	Common Shares issued on exercise of 240,000 Series F Warrants	20,453	Nil	(1)
March 6, 2018	Common Shares issued on exercise of 480,000 Series F Warrants	40,906	Nil	(1)
March 7, 2018	Common Shares issued on exercise of 600,000 Series F Warrants	52,505	Nil	(1)
March 7, 2018	Common Shares issued on exercise of 1,185,917 Series B Warrants	103,777	Nil	(1)
March 8, 2018	Common Shares issued on exercise of 1,080,000 Series F Warrants	94,508	Nil	(1)
March 9, 2018	Common Shares issued on exercise of 1,330,382 Series B Warrants	116,419	Nil	(1)
March 9, 2018	Common Shares issued on exercise of 2,400,000 Series F Warrants	210,018	Nil	(1)
March 13, 2018	Common Shares issued on exercise of 2,277,846 Series F Warrants	210,393	Nil	(1)
March 14, 2018	Common Shares issued on exercise of 1,440,000 Series F Warrants	168,353	Nil	(1)
March 15, 2018	Common Shares issued on exercise of 1,658,088 Series F Warrants	212,102	Nil	(1)
March 16, 2018	Common Shares issued on exercise of 1,080,000 Series F Warrants	167,527	Nil	(1)
March 19, 2018	Common Shares issued on exercise of 2,253,255 Series F Warrants	349,520	Nil	(1)
March 20, 2018	Common Shares issued on exercise of 800,000 Series B Warrants	124,094	Nil	(1)
March 20, 2018	Common Shares issued on exercise of 1,570,656 Series F Warrants	243,637	Nil	(1)
March 21, 2018	Common Shares issued on exercise of 1,200,000 Series B Warrants	190,100	Nil	(1)
March 21, 2018	Common Shares issued on exercise of 694,372 Series F Warrants	110,000	Nil	(1)
March 22, 2018	Common Shares issued on exercise of 800,000 Series B Warrants	134,902	Nil	(1)

Issuance Date	Type of Security	Number of Securities	Issue Price
March 22, 2018	Common Shares issued on exercise of 366,443 Series F Warrants	61,792	Nil	(1)
March 23, 2018	Common Shares issued on exercise of 1,600,000 Series B Warrants	269,804	Nil	(1)
March 26, 2018	Common Shares issued on exercise of 400,000 Series B Warrants	67,451	Nil	(1)
March 27, 2018	Common Shares issued on exercise of 1,900,000 Series B Warrants	320,392	Nil	(1)
April 2, 2018	Common Shares issued on exercise of 2,700,000 Series B Warrants	776,153	Nil	(1)
April 3, 2018	Common Shares issued on exercise of 900,000 Series B Warrants	282,317	Nil	(1)
April 4, 2018	Common Shares issued on exercise of 1,500,000 Series B Warrants	668,627	Nil	(1)
April 5, 2018	Common Shares issued on exercise of 600,000 Series B Warrants	312,174	Nil	(1)
April 6, 2018	Common Shares issued on exercise of Series C Warrants	7,000	$146
April 6, 2018	Series A Warrants issued on exercise of Series C Warrants	700,000	Nil
April 6, 2018	Series B Warrants issued on exercise of Series C Warrants	700,000	Nil
April 6, 2018	Common Shares issued on exercise of 1,078,938 Series B Warrants	561,362	Nil	(1)
April 9, 2018	Common Shares issued on exercise of Series C Warrants	14,000	$146
April 9, 2018	Series A Warrants issued on exercise of Series C Warrants	1,400,000	Nil
April 9, 2018	Series B Warrants issued on exercise of Series C Warrants	1,400,000	Nil
April 9, 2018	Common Shares issued on exercise of 1,658,362 Series B Warrants	862,831	Nil	(1)
April 10, 2018	Common Shares issued on exercise of Series C Warrants	1,400,000	$146
April 10, 2018	Series A Warrants issued on exercise of Series C Warrants	1,400,000	Nil
April 10, 2018	Series B Warrants issued on exercise of Series C Warrants	1,400,000	Nil
April 10, 2018	Common Shares issued on exercise of 1,650,000 Series B Warrants	858,480	Nil	(1)
April 10, 2018	Common Shares issued on exercise of 828,938 Series F Warrants	431,289	Nil	(1)
April 11, 2018	Common Shares issued on exercise of Series C Warrants	13,853	$146
April 11, 2018	Series A Warrants issued on exercise of Series C Warrants	1,385,266	Nil
April 11, 2018	Series B Warrants issued on exercise of Series C Warrants	1,385,266	Nil
April 11, 2018	Common Shares issued on exercise of 500,000 Series B Warrants	260,145	Nil	(1)
April 11, 2018	Common Shares issued on exercise of 560,908 Series F Warrants	291,835	Nil	(1)

Issuance Date	Type of Security	Number of Securities	Issue Price
April 12, 2018	Common Shares issued on exercise of 1,600,000 Series B Warrants	832,465	Nil	(1)
April 13, 2018	Common Shares issued on exercise of Series C Warrants	13,734	$146
April 13, 2018	Series A Warrants issued on exercise of Series C Warrants	1,373,433	Nil
April 13, 2018	Series B Warrants issued on exercise of Series C Warrants	1,373,433	Nil
April 13, 2018	Common Shares issued on exercise of 1,308,661 Series B Warrants	680,884	Nil	(1)
April 16, 2018	Common Shares issued on exercise of 800,000 Series B Warrants	416,233	Nil	(1)
April 16, 2018	Common Shares issued on conversion of $10,000 of Notes	3,313	$3.02	(2)
April 17, 2018	Common Shares issued on exercise of Series C Warrants	18,225	$146
April 17, 2018	Series A Warrants issued on exercise of Series C Warrants	1,822,525	Nil
April 17, 2018	Series B Warrants issued on exercise of Series C Warrants	1,822,525	Nil
April 17, 2018	Common Shares issued on exercise of 7,039,202 Series B Warrants	3,662,432	Nil	(1)
April 17, 2018	Common Shares issued on conversion of $3,000,000 of Notes	994,036	$3.02	(2)
April 18, 2018	Common Shares issued on conversion of $215,000 of Notes	60,803	$3.54	(2)
May 3, 2018	Common Shares issued on exercise of 52,137 Series B Warrants	24,708	Nil	(1)
May 4, 2018	Common Shares issued on conversion of $350,000 of Notes	105,581	$3.32	(2)
May 8, 2018	Common Shares issued on conversion of $350,000 of Notes	105,581	$3.32	(2)
May 9, 2018	Common Shares issued on exercise of Series C Warrants	3,700	$146
May 9, 2018	Series A Warrants issued on exercise of Series C Warrants	370,046	Nil
May 9, 2018	Series B Warrants issued on exercise of Series C Warrants	370,046	Nil
May 9, 2018	Common Shares issued on exercise of 1,535,652 Series B Warrants	727,718	Nil	(1)
May 11, 2018	Common Shares issued on conversion of $250,000 of Notes	75,415	$3.31	(2)
May 18, 2018	Common Shares issued on exercise of 33,978 Series B Warrants	20,496	Nil	(1)
May 24, 2018	Common Shares issued on conversion of $802,500 of Notes	306,532	$2.64	(2)
May 29, 2018	Common Shares issued on exercise of Series C Warrants	5,005	$146
May 29, 2018	Series A Warrants issued on exercise of Series C Warrants	500,510	Nil
May 29, 2018	Series B Warrants issued on exercise of Series C Warrants	500,510	Nil

Issuance Date	Type of Security	Number of Securities		Issue Price
May 29, 2018	Common Shares issued on exercise of 500,510 Series B Warrants	301,912		Nil	(1)
May 29, 2018	Common Shares issued on conversion of $300,000 of Notes	114,591		$2.62	(2)
June 22, 2018	Common Shares issued on conversion of $300,000 of Notes	112,740		$2.66	(2)
June 25, 2018	Common Shares issued on conversion of $100,000 of Notes	37,580		$2.66
July 17, 2018	Common Shares issued on conversion of $100,000 of Notes	31,706		$3.15	(2)
July 18, 2018	Common Shares issued on conversion of $100,000 of Notes	33,135		$3.02	(2)
July 19, 2018	Common Shares issued on conversion of $100,000 of Notes	34,200		$2.92	(2)
July 20, 2018	Common Shares issued on conversion of $100,000 of Notes	34,294		$2.92	(2)
July 23, 2018	Common Shares issued on conversion of $100,000 of Notes	34,294		$2.92	(2)
July 24, 2018	Common Shares issued on conversion of $100,000 of Notes	34,698		$2.88	(2)
August 7, 2018	Common Shares issued on conversion of $30,000 of Notes	10,631		$2.82	(2)
September 12, 2018	Common Shares issued on conversion of $132,500 of Notes	51,277		$2.58	(2)
September 21, 2018	Adjustment on Consolidation	4	(3)
September 24, 2018	Common Shares issued on conversion of $400,000 of Notes	196,900		$2.03	(2)
September 25, 2018	Common Shares issued on conversion of $400,000 of Notes	196,900		$2.03	(2)
September 26, 2018	Common Shares issued on conversion of $100,000 of Notes	49,225		$2.03	(2)
October 3, 2018	Common Shares issued on conversion of $800,000 of Notes	413,668		$1.93	(2)
October 11, 2018	Common Shares issued on conversion of $6,000,000 of Notes	3,102,510		$1.93	(2)
October 11, 2018	Common Shares issued on exercise of Series C Warrants	5,000		$146
October 11, 2018	Series A Warrants issued on exercise of Series C Warrants	500,000		Nil
October 11, 2018	Series B Warrants issued on exercise of Series C Warrants	500,000		Nil
October 15, 2018	Common Shares issued on exercise of 500,00 Series B Warrants	410,370		Nil	(1)
October 29, 2018	Common Shares issued on conversion of $300,000 of Notes	183,537		$1.63	(2)
October 30, 2018	Common Shares issued on conversion of $100,000 of Notes	61,179		$1.63	(2)
November 2, 2018	Common Shares issued on conversion of $100,000 of Notes	63,314		$1.58	(2)
November 5, 2018	Common Shares issued on conversion of $50,000 of Notes	31,657		$1.58	(2)

Issuance Date	Type of Security	Number of Securities	Issue Price
November 6, 2018	Common Shares issued on conversion of $300,000 of Notes	189,942	$1.58	(2)
November 7, 2018	Common Shares issued on conversion of $50,000 of Notes	31,657	$1.58	(2)
November 9, 2018	Common Shares issued on conversion of $100,000 of Notes	63,314	$1.58	(2)
November 12, 2018	Common Shares issued on conversion of $50,000 of Notes	31,657	$1.58	(2)
November 13, 2018	Common Shares issued on conversion of $50,000 of Notes	31,657	$1.58	(2)
November 28, 2018	Common Shares issued on conversion of $250,000 of Notes	269,735	$0.93	(2)
November 29, 2018	Common Shares issued on conversion of $250,000 of Notes	343,520	$0.73	(2)
November 30, 2018	Common Shares issued on conversion of $100,000 of Notes	146,054	$0.68	(2)
December 3, 2018	Common Shares issued on conversion of $150,000 of Notes	219,081	$0.68	(2)
December 4, 2018	Common Shares issued on conversion of $50,000 of Notes	73,027	$0.68	(2)
December 5, 2018	Common Shares issued on conversion of $50,000 of Notes	73,027	$0.68	(2)
December 7, 2018	Common Shares issued on conversion of $50,000 of Notes	74,944	$0.67	(2)
December 10, 2018	Common Shares issued on conversion of $50,000 of Notes	75,463	$0.66	(2)
December 11, 2018	Common Shares issued on conversion of $50,000 of Notes	76,523	$0.65	(2)
December 12, 2018	Common Shares issued on conversion of $200,000 of Notes	306,092	$0.65	(2)
December 13, 2018	Common Shares issued on conversion of $300,000 of Notes	465,996	$0.64	(2)
December 14, 2018	Common Shares issued on conversion of $250,000 of Notes	396,920	$0.63	(2)
December 17, 2018	Common Shares issued on conversion of $150,000 of Notes	263,901	$0.57	(2)
December 18, 2018	Common Shares issued on conversion of $100,000 of Notes	204,924	$0.49	(2)
December 19, 2018	Common Shares issued on conversion of $50,000 of Notes	118,596	$0.42	(2)
December 20, 2018	Common Shares issued on conversion of $50,000 of Notes	118,644	$0.42	(2)
December 24, 2018	Common Shares issued on conversion of $150,000 of Notes	355,932	$0.42	(2)
December 27, 2018	Common Shares issued on conversion of $50,000 of Notes	118,644	$0.42	(2)
December 28, 2018	Common Shares issued on conversion of $50,000 of Notes	118,644	$0.42	(2)
December 31, 2018	Common Shares issued on conversion of $50,000 of Notes	118,644	$0.42	(2)
January 3, 2019	Common Shares issued on conversion of $50,000 of Notes	118,644	$0.42	(2)

Issuance Date	Type of Security	Number of Securities	Issue Price
January 4, 2019	Common Shares issued on conversion of $950,000 of Notes	2,254,231	$0.42	(2)
January 8, 2019	Common Shares issued on conversion of $450,000 of Notes	1,004,375	$0.45	(2)
January 18, 2019	Common Shares issued on conversion of $550,000 of Notes	1,098,581	$0.50	(2)
January 21, 2019	Common Shares issued on conversion of $50,000 of Notes	99,871	$0.50	(2)
January 23, 2019	Common Shares issued on conversion of $1,735,000 of Notes	3,465,496	$0.50	(2)
January 30, 2019	Common Shares issued on conversion of $500,000 of Notes	966,688	$0.52	(2)
February 20, 2019	Common Shares issued on exercise of Series C Warrants	8,222	$1,200,398.68
February 20, 2019	Series A Warrants issued on exercise of Series C Warrants	822,192	Nil
February 20, 2019	Series B Warrants issued on exercise of Series C Warrants	822,192	Nil
February 20, 2019	Common Shares issued on exercise of 822,192 Series B Warrants	2,333,347	Nil(1)

(1)
Issued pursuant to the Alternate Net Number cashless exercise formula (see "Description of 2017 Warrants and Notes — 2017 Warrants").

(2)
Issued to pursuant to Alternate Conversion Price (see "Description of 2017 Warrants and Notes — Senior Secured Convertible Note").

(3)
An additional 4 Common Shares were issued as a result of the share consolidation due to the rounding of fractional entitlements.

MARKET FOR SECURITIES

        Our Common Shares are listed under the trading symbol NVCN on the TSX in Canada and on the Nasdaq in the United States. Our Common Shares began trading on the TSX on June 23, 2014. The following table sets forth, for the periods indicated, the reported high, low and closing prices (in Canadian dollars) and volume traded on the TSX.

Month	High	Low	Close	Volume
February 2018	$70.00	$23.00	$0.29	105,224
March 2018	$33.50	$7.00	$0.08	895,709
April 2018	$10.50	$4.00	$0.05	1,967,115
May 2018	$6.50	$3.50	$0.04	1,243,289
June 2018	$6.00	$4.00	$0.055	428,783
July 2018	$6.00	$4.00	$0.045	277,459
August 2018	$5.50	$4.00	$0.05	190,222
September 2018	$4.50	$0.03	$3.53	394,094
October 2018	$5.92	$2.36	$2.45	4,738,236
November 2018	$3.00	$1.00	$1.16	2,151,514
December 2018	$1.16	$0.60	$0.83	1,714,514
January 2019	$1.45	$0.75	$0.96	2,304,699
February 1 — 22, 2019	$0.99	$0.82	$0.84	659,479

        Our Common Shares began trading on the Nasdaq on May 21, 2014. The following table sets forth, for the periods indicated, the reported high, low and closing prices (in U.S. dollars) and volume traded on the Nasdaq.

Month	High	Low	Close	Volume
February 2018	$57.00	$18.55	$23.98	147,046
March 2018	$27.01	$5.28	$6.10	2,166,439
April 2018	$57.00	$18.52	$23.98	1,001,967
May 2018	$27.80	$5.26	$6.10	12,749,164
June 2018	$8.20	$3.04	$4.08	29,795,720
July 2018	$5.14	$2.83	$3.32	19,928,494
August 2018	$4.56	$3.02	$4.29	6,259,328
September 2018	$4.45	$3.30	$3.33	2,940,145
October 2018	$4.34	$3.25	$3.72	2,610,918
November 2018	$3.90	$2.14	$2.72	11,528,087
December 2018	$4.58	$1.79	$1.85	54,410,804
January 2019	$2.29	$0.75	$0.88	18,569,054
February 1 — 22, 2019	$0.75	$0.625	$0.65	1,602,350

DESCRIPTION OF THE SECURITIES BEING DISTRIBUTED UNDER THE OFFERING

        The Offering consists of                Offered Shares at a price of US$                per Offered Share. Our authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares. As of the date of this prospectus supplement, we had 39,266,658 Common Shares and no preferred shares of any series issued and outstanding. In addition, as of the date of this prospectus supplement, there were 3,682,489 Common Shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of US$7.78, 583,818 Common Shares issuable on the exercise of the 2017 Warrants, and an indeterminable number of Common Shares issuable upon conversion of the Notes issued pursuant to the 2017 Financings. For a description of the capital structure of the Company, including the 2017 Warrant and the Notes, see "Operating and Financial Review and Prospects — Outstanding Share Data" and "Additional Information — Share Capital" in the Form 20-F and the risk factor entitled "The 2017 Warrants and Notes issued pursuant to the 2017 Financings have resulted in significant dilution to our shareholders and may result in further significant dilution." herein under "Risk Factors".

Common Shares

        The Company is authorized to issue an unlimited number of Common Shares without par value. As of the date of this prosectus supplement, we had 39,266,658 Common Shares and no preferred shares of any series issued and outstanding. Further, the following securities are exercisable or convertible into Common Shares: 3,682,489 stock options with a weighted average price of US$7.78, 58,381,846 2017 Warrants, which could convert into 583,818 Common Shares and US$10,825,000 principal amount of Notes, which could convert into 4,366,680 Common Shares (not taking into account the alternate conversion price mechanism). Our fully diluted share capital as of the same date is 47,899,465. Our fully diluted share capital, adjusted on the assumption that the outstanding Notes are converted using the Alternate Conversion Price (as defined below), at the closing price on February 22, 2019 is 63,122,712. Taking into account the principal amount of the Notes remaining outstanding and assuming conversion of the Notes if the Market Price (as defined below) of the Common Shares remains at $0.6501 per Common Share (being the closing price of the Common Shares on February 22, 2019) on the date of conversion, including conversion of the outstanding Notes using the Alternate Conversion Price mechanism, the maximum number of Common Shares issuable would be 19,589,747 representing approximately 34.4% of Neovasc's current issued and outstanding Common Shares. If the Market Price of the Common Shares on the date of exercise reduces to a point lower than the closing price of the Common Shares on February 22, 2019, the future-priced conversion or exercise provisions contained in the Notes and certain of the 2017 Warrants would result in a further increase in the number of shares issuable.

        The Common Shares all have equal voting rights and are entitled to receive notice of any shareholders meeting at which they have the right to vote. Subject to the rights of any other class of shares, upon any liquidation, dissolution, winding-up or other distribution of the Company's assets, the holders of Common Shares are entitled to participate equally.

        The Company is also authorized to issue an unlimited number of preferred shares, which do not have voting rights and are not entitled to receive notice of any shareholders' meetings. Upon liquidation, dissolution, winding-up or other distribution of the Company's assets, the holders of preferred shares are entitled to participate in priority to the holders of Common Shares. The preferred shares may be issued in series and the Company's board of directors may attach special rights, privileges, restrictions or conditions to any preferred shares. There were no preferred shares issued and outstanding as of the date of this prospectus supplement.

Dividend Policy

        We have not paid any dividends to date on our Common Shares. We do not currently expect to pay any dividends on our Common Shares for the foreseeable future.

Preferred Shares

        We may issue our preferred shares from time to time in one or more series. The terms of each series of preferred shares, including the number of shares, the designation, rights, preferences, privileges, priorities, restrictions, conditions and limitations, will be determined at the time of creation of each such series by our board of directors, without shareholder approval, provided that all preferred shares will rank equally within their class as to dividends and distributions in the event of our dissolution, liquidation or winding-up.

DESCRIPTION OF 2017 WARRANTS AND NOTES

2017 Warrants

        As of February 22, 2019, there were 35,950,340 Series A Warrants and 22,431,506 Series E Warrants outstanding. The exercise rights on these warrants have been adjusted by the share consolidation and on a post-consolidation basis can only be exercised for Common Shares representing 1/100th of the original exercise rights of each warrant to purchase Common Shares. For a description of the risks associated with the securities issued pursuant to the 2017 Financings, the amount of such securities exercised to date, the dilution to date, and the potential dilution in the future due to such exercises or conversions, see the Company's Annual Report on Form 20-F, which is available on SEDAR at www.sedar.com and as filed with the SEC at www.sec.gov.

Series A Warrants

        Pursuant to the 2017 Public Transaction, 25,676,368 Series A warrants (the "Series A Warrants") were issued and are exercisable at any time prior to 11:59 p.m. (New York time) on November 17, 2022. There were 35,950,340 Series A Warrants issued and outstanding as of February 22, 2019, comprised of the 25,676,368 Series A Warrants issued on closing of the 2017 Public Transaction plus a further 10,273,972 Series A Warrants issued upon the exercise of Series C Warrants as described below. Each Series A Warrant represents the right to purchase 0.01 Common Share (each, a "Series A Warrant Share") at a notional exercise price equal to US$161 per Series A Warrant Share (the "Series A Exercise Price"). As a result of the share consolidation completed on September 18, 2018, the exercise price of the Series A Warrants was adjusted to US$2.4334 per Series A Warrant Share, pursuant to the "Share Combination Event" adjustment provisions of the Series A Warrants. As a result of the Offering, the exercise price of the Series A Warrants will adjust to US$                .

        The Series A Warrants are exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice, thereby canceling all or a portion of the Series A Warrant. No fractional Series A Warrant Shares will be issued in connection with the exercise of a Series A Warrant. Any entitlement to Series A Warrant Shares are rounded to the nearest whole Series A Warrant Share. The holder does not have the right to exercise any portion of the Series A Warrant if the holder (together with its affiliates and any other persons acting as a group together with the holder or any of the holder's affiliates) would beneficially own in excess of 9.99% of the number of our Common Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Series A Warrants.

        The Series A Warrants are subject to full ratchet anti-dilution provisions in certain circumstances. Pursuant to these provisions, if the Company issues or sells, or is deemed to have issued or sold by issuance of options or convertible securities in accordance with the Series A Warrant, any Common Shares for a consideration per share (the "New Series A Issuance Price") less than the Series A Exercise Price, then immediately after such dilutive issuance, the Series A Exercise Price then in effect shall be reduced to the New Series A Issuance Price. If the Company issues options or convertible securities, the holder of a Series A Warrant may elect to replace the Series A Exercise Price with the variable price of such option or convertible security in accordance with the terms of the Series A Warrant. If there is a stock split, stock dividend, stock combination or similar transaction and the market price at the time of the event is lower than the Series A Exercise Price, the Series A Exercise Price will be adjusted accordingly. Simultaneously with any adjustment to the Series A Exercise Price as described above, the number of Series A Warrant Shares that may be purchased upon exercise of the Series A Warrants shall be increased or decreased proportionately so that after such adjustment the Series A Exercise Price payable under the adjusted number of Series A Warrant Shares is equal to the Series A Exercise Price in effect immediately prior to the Series A Exercise Price adjustment. If there is any share split, share dividend, share combination, recapitalization or other similar transaction involving the Common Shares (each, a "Share Combination Event") at any time after the issuance of a Series A Warrant and the Event Market Price (as defined in the Series A Warrant) is less than the Series A Exercise Price then, on the sixteenth trading day following such Share Combination Event, the Series A Exercise Price then in effect will be reduced to the Event Market Price.

        If, at the time a holder exercises its Series A Warrant, there is no effective registration statement covering the issuance of the shares underlying the Series A Warrant to the holder, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of Common Shares determined according to a formula set forth in the Series A Warrant. The Series A Warrant holders are entitled to participate in any dividends or other distributions by the Company and the sale, by the Company, of any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the shareholders of the Common Shares as if they had exercised their Series A Warrant and were holders of the Series A Warrant Shares. In the event of a Fundamental Transaction and at the request of the holder of the Series A Warrant, the Company must purchase the Series A Warrant from such holder on the date of such request by paying to the holder cash in an amount equal to the value of the unexercised Series A Warrants according to the Black Scholes Option Pricing Model. In the event of a default (as defined in the Notes) and if the Series A Warrant holder currently holds Notes, the Company must, at the Series A Warrant holder's request, purchase the Series A Warrant from the holder in cash according to the Black Scholes Option Pricing Model. Subject to applicable laws, the Series A Warrants may be offered for sale, sold, transferred or assigned without our consent.

        For a more fulsome description of the terms of the Series A Warrants, see the Form of Series A Warrant previously filed on SEDAR and furnished to the SEC on Form 6-K and the description of the Series A Warrants in the Form 20-F.

Series E Warrants

        Pursuant to the 2017 Private Placement, 22,431,506 Series E warrants (the "Series E Warrants") were issued and are exercisable at any time prior to 11:59 p.m. (New York time) on November 17, 2022. There were 22,431,506 Series E Warrants issued and outstanding as of February 22, 2019. Each Series E Warrant represents the right to purchase 0.01 Common Share (each, a "Series E Warrant Share") at a notional exercise price equal to US$161 per Series E Warrant Share (the "Series E Exercise Price"). As a result of the share consolidation completed on September 18, 2018, the exercise price of the Series E Warrants was adjusted to US$2.4334 per Series E Warrant Share. As a result of the Offering, the exercise price of the Series E Warrants will adjust to $                .

        The Series E Warrants are exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice, thereby canceling all or a portion of the Series E Warrant. No fractional Warrant Shares will be issued in connection with the exercise of a Series E Warrant. Any entitlement to Series E Warrant Shares are rounded to the nearest whole Series E Warrant Share. The holder does not have the right to exercise any portion of the Series E Warrant if the holder (together with its affiliates and any other persons acting as a group together with the holder or any of the holder's affiliates) would beneficially own in excess of 9.99% of the number of our Common Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Series E Warrants.

        The Series E Warrants are subject to full ratchet anti-dilution provisions in certain circumstances. Pursuant to these provisions, if the Company issues or sells, or is deemed to have issued or sold by issuance of options or convertible securities in accordance with the Series E Warrant, any Common Shares for a consideration per share (the "New Series E Issuance Price") less than the Series E Exercise Price, then immediately after such dilutive issuance, the Series E Exercise Price then in effect shall be reduced to the New Series E Issuance Price. If the Company issues options or convertible securities, the holder of a Series E Warrant may elect to replace the Series E Exercise Price with the variable price of such option or convertible security in accordance with the terms of the Series E Warrant. If there is a stock split, stock dividend, stock combination or similar transaction and the market price at the time of the event is lower than the Series E Exercise Price, the Series E Exercise Price will be adjusted accordingly. Simultaneously with any adjustment to the Series E Exercise Price as described above, the number of Series E Warrant Shares that may be purchased upon exercise of the Series E Warrants shall be increased or decreased proportionately so that after such adjustment the Series E Exercise Price payable under the adjusted number of Series E Warrant Shares is equal to the Series E Exercise Price in effect immediately prior to the Series E Exercise Price adjustment. If there is a Share Combination Event at any time after the issuance of a Series E Warrant and the Event Market Price (as defined in the Series E Warrant) is less than the Series E Exercise Price then, on the sixteenth trading day following such Share Combination Event, the Series E Exercise Price then in effect will be reduced to the Event Market Price.

        If, at the time a holder exercises its Series E Warrant, there is no effective registration statement covering the issuance of the shares underlying the Series E Warrant to the holder, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of Common Shares determined according to a formula set forth in the Series E Warrant. The Series E Warrant holders are entitled to participate in any dividends or other distributions by the Company and the sale, by the Company, of any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the shareholders of the Common Shares as if they had exercised their Series E Warrant and were holders of the Series E Warrant Shares. In the event of a Fundamental Transaction and at the request of the holder of the Series E Warrant, the Company must purchase the Series E Warrant from such holder on the date of such request by paying to the holder cash in an amount equal to the value of the unexercised Series E Warrants according to the Black Scholes Option Pricing Model. In the event of a default (as defined in the Notes) and if the Series E Warrant holder currently holds Notes, the Company must, at the Series E Warrant holder's request, purchase the Series E Warrant from the holder in cash according to the Black Scholes Option Pricing Model. Subject to applicable laws, the Series E Warrants may be offered for sale, sold, transferred or assigned without our consent.

        For a more fulsome description of the terms of the Series E Warrants, see the Form of Series E Warrant previously filed on SEDAR and furnished to the SEC on Form 6-K and the description of the Series E Warrants in the Form 20-F.

Senior Secured Convertible Note

        Pursuant to the 2017 Private Placement, the Notes were issued in an aggregate principal amount of US$32,750,000. As of February 22, 2019, US$21,925,000 aggregate principle amount of the Notes had been converted for 19,773,718 Common Shares and $10,825,000 aggregate principle amount of the Notes remained outstanding. For a more fulsome description of the terms of the Notes, see the Form of Note previously filed on SEDAR and furnished to the SEC on Form 6-K and the description of the Notes in the Form 20-F. The Notes were issued at an original issue price of US$850 per US$1,000 principal amount of notes. The initial interest rate on the Notes commencing on the date of issuance is 0%. Upon an event of default, the interest rate shall automatically be increased to 15% per annum, per annum, computed on the basis of a 360-day year and twelve 30-day months and payable in cash on the first day and each calendar quarter after January 1, 2018 up to, and including the date of maturity. The Notes are senior to all other indebtedness and secured by all assets of the Company. Any portion of the outstanding and unpaid amount remaining under the Notes are convertible into

Common Shares (the "Note Conversion Shares"). The conversion rate will be the number of Common Shares issuable upon conversion of any conversion amount determined by dividing (x) the sum of the portion of the principal to be converted, redeemed or otherwise with respect to which this determination is being made and all accrued and unpaid interest with respect to such portion of the principal amount and accrued and unpaid late charges with respect to such portion of such principal and any such interest by (y) US$1.46 (the "Note Conversion Price"), subject to certain adjustments. The Notes contain a future-priced conversion mechanism upon the earlier of (x) the later of (i) upon the occurrence of an event of default, the twentieth day following the cure of such event of default and (ii) the twentieth day following the holder of the Note having received notice of such event of default and (y) the fourth month anniversary of the closing of the sale of the Notes. As a result of the Offering, the Note Conversion Price will be adjusted to US$                .

        The Notes are subject to full ratchet anti-dilution provisions in certain circumstances. Pursuant to these provisions, if the Company issues or sells any Common Shares for a consideration per share (the "Note Issuance Price") less than the Note Conversion Price then immediately after such dilutive issuance, the Note Conversion Price then in effect shall be reduced to the Note Issuance Price. If the Company issues options or convertible securities, the holder of a Note may elect to replace the Note Conversion Price with the variable price of such option or convertible security in accordance with the terms of the Note. If there is a stock split, stock dividend, stock combination or similar transaction and the market price of the Common Shares at the time of the event is lower than the Note Conversion Price, then on the sixteenth trading date following such event, the Note Conversion Price will be reduced to the Event Market Price (as defined in the Notes). As a result of the share consolidation completed on September 18, 2018, the Note Conversion Price of the Notes was adjusted to US$2.4790. Simultaneously with any adjustment to the Note Conversion Price as described above, the Note Conversion Shares issuable upon conversion of the Notes shall be increased or decreased proportionately so that after such adjustment the Note Conversion Price payable upon such conversion is equal to the Note Conversion Price in effect immediately prior to the Note Conversion Price. With effect from and after 5:00 p.m. New York City time on August 17, 2018, the Conversion Price (as defined in the Notes) will be adjusted to be the lower of (x) the then-current Conversion Price and (y) the greater of (i) the amount in USD equal to the VWAP (as defined in the Notes) for the Common Stock on the Conversion Price Reset Date (or, if the Conversion Price Reset Date is not a Trading Day (as defined in the Notes), the immediately following Trading Day) and (ii) $0.50.

        The holder of any Note may, in its sole discretion, convert the Note at an alternate conversion price ("Alternate Conversion Price") rather than the Note Conversion Price, where the Alternate Conversion Price equals 85% of the lowest VWAP of the Common Shares during the ten consecutive trading day period ending and including the date of delivery or deemed delivery of the applicable conversion notice. The effect of the Alternate Conversion Price mechanism is that the number of Common Shares issued upon conversion of the Note increases as the market price falls. As an example, if the ten day VWAP of the Common Shares as of the conversion date is $0.6501, then, if the holders exercise all of the Notes remaining issued and outstanding as at February 22, 2019 at the Alternate Conversion Price, a total of 19,589,747 Common Shares will be issued pursuant to such conversion.

        The terms of the Notes prohibit a holder from converting its Notes if doing so would result in such holder (together with such holder's affiliates) beneficially owning more than 9.99% of the number of Common Share outstanding immediately after giving effect to the conversion, as such percentage ownership is determined in accordance with the terms of the Notes. The Company shall not issue any fraction of a share issued upon any conversion. If the issuance would result in the issuance of a fraction of a share of Common Shares, the Company shall round such fraction of a share of Common Shares up to the nearest whole share. Upon a change of control of the Company, the portion of the Note subject to redemption shall be redeemed by the Company in cash at the premium price equal to the Change of Control Redemption Price (which is 125%). The Note holders are entitled to participate in any dividends or other distributions by the Company and the sale, by the Company, of any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the holders of Common Shares as if they had converted their Notes and were holders of the Note Conversion Shares. The Company shall not enter into or be party to a Fundamental Transaction unless the Successor Entity assumes in writing all of the obligations of the Company under the Note and it delivers to each holder of Notes in exchange for such Notes a security of the successor entity evidenced by a written instrument substantially similar in form and substance to the Notes. Under the Notes, an event of default triggers a redemption right with a redemption premium regardless of whether the event of default is cured. Under the Notes, a change of control triggers a redemption right with a redemption premium.

        The Notes contain certain covenants, which include: restricted payments upon an event of default, restrictions on distributions, and restrictions on asset transfers (other than ordinary course of business). The Notes and any Common Shares issued upon conversion of the Notes may be offered, sold, assigned or transferred by the holder without the consent of the Company.

        The Note is secured by a general security agreement dated as of November 17, 2017 granted by the Company to and in the favour of Bio IP Ventures II LLC, as collateral agent for the benefit of the Noteholders over all of the Company's present and after-acquired personal property, which includes all of its assets in the U.S., Canada and Israel related to Tiara and Reducer.

        For a more fulsome description of the terms of the Notes, see the Form of Note previously filed on SEDAR and furnished to the SEC on Form 6-K and the description of the Notes in the Form 20-F.

CONSOLIDATED CAPITALIZATION

        Since September 30, 2018, the date of our financial statements for the most recently completed financial period, there have been no material changes in our consolidated share and loan capital other than as outlined under "Prior Sales". For information on the issuance of shares pursuant to the exercise of options pursuant to our incentive stock option plan and warrants, see "Prior Sales".

PLAN OF DISTRIBUTION

The Offering

        The Company is offering the Offered Shares through the Underwriter pursuant to the Underwriting Agreement. The obligations of the Underwriter under the Underwriting Agreement may be terminated at its discretion on the basis of any domestic or international event or act or occurrence that has materially disrupted, or in the opinion of the Underwriter will in the immediate future materially disrupt, the market for the Company's securities or securities in general and may also be terminated upon the occurrence of certain stated events. The Underwriter is, however, obligated to take up and pay for all of the Offered Shares if any of the Offered Shares are purchased under the Underwriting Agreement. Subject to the terms and conditions of the Underwriting Agreement, the Underwriter has agreed to purchase the number of Offered Shares set forth opposite its name below.

Underwriter	Offered Shares
H.C. Wainwright & Co., LLC
Total

        The Offering is being made only in the United States pursuant to the multijurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada. The Offered Shares will be offered in the United States by the Underwriter either directly or through its duly registered U.S. broker dealer affiliates or agents. Any Offered Shares sold by the Underwriter to securities dealers will be sold at the public offering price less a selling concession not in excess of $                 per Offered Shares.

        The Offered Shares are offered subject to a number of conditions, including:

  •
  receipt and acceptance of the Offered Shares by the Underwriter;

  •
  approval of legal matters by the Underwriter's counsel, including the validity of the Offered Shares;

  •
  the Underwriter's right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part; and

  •
  other conditions contained in the Underwriting Agreement, such as the receipt by the Underwriter of officers' certificates and legal opinions.

        The Company has not granted to the Underwriter any over-allotment option.

        Listing of the Offered Shares on the TSX and the Nasdaq will be subject to the Company fulfilling all the requirements of the TSX and the Nasdaq.

        The offering price of the Offered Shares was determined by arm's length negotiation between the Company and the Underwriter. The Offered Shares will not be certificated. See "Description of Securities Being Distributed under the Offering".

Discount

        Offered Shares sold by the Underwriter to the public will initially be offered at the offering price set forth on the cover of this prospectus supplement. Any Offered Shares sold by the Underwriter to securities dealers may be sold at a discount of up to US$                per Offered Shares from the public offering price. If all of the Offered Shares are not sold at the public offering price, the Underwriter may change the offering price and the other selling terms. Upon execution of the Underwriting Agreement, the Underwriter will be obligated to purchase the Offered Shares at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

        The following table shows the per Offered Shares; and total Underwriting Commission (inclusive of the Management Fee) the Company will pay to the Underwriter:

Per Offered Shares	US$
Total	US$

        We estimate that the total expenses of the Offering payable by us, not including the Underwriting Commission and the Management Fee, will be approximately US$                . Subject to compliance with FINRA Rule 5110(f), we have agreed to reimburse the Underwriter for certain of its fees and expenses, including (i) the expenses of counsel to the Underwriter, in an amount not to exceed US$125,000 in the aggregate, (ii) $50,000 for the Underwriter's non-accountable expenses, (iii) a management fee equal to 1% of the gross proceeds of the offering, and (iv) to reimburse the Underwriter for its clearing expenses in the amount of $10,000.

Broker Warrants

        In addition, we have agreed to issue to the Broker Warrants to purchase up to                 Common Shares (representing 6.5% of the aggregate number of Offered Shares sold in this Offering), at an exercise price of $                per share (representing 125% of the public offering price for the Offered Shares to be sold in this Offering). The Broker Warrants will be exercisable immediately and for three years from the date of the Underwriting Agreement. Pursuant to FINRA Rule 5110(g), the Broker Warrants and any common shares issued upon the exercise of the underwriter warrants shall not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivate, put or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness of, or commencement of sales under, this Offering, except the transfer of any security: (i) by operation of law or by reason of our reorganization; (ii) to any FINRA member firm participating in the Offering and the officers or partners thereof, if all securities so transferred remain subject to the Lock-up restriction set forth below for the remainder of the time period; (iii) if the aggregate amount of our securities held by the Underwriter or related persons does not exceed 1% of the securities being offered in the Offering; (iv) that is beneficially owned on a pro-rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund and the participating members in the aggregate do not own more than 10% of the equity in the fund; or (v) issued upon the exercise or conversion of any security, if all securities remain subject to the lock-up restriction set forth below for the remainder of the time period.

Discretionary Accounts

        The Underwriter does not intend to confirm sales of the Offered Shares to any accounts over which it has discretionary authority.

Lock-Up Agreements

        We and our officers and directors have agreed that, subject to certain exceptions, for a period of 30 days from the date of the final prospectus supplement, we and they will not, without the prior written consent of the Underwriter, directly or indirectly, issue, offer, pledge, sell, agree to issue, offer pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lead or otherwise transfer or dispose of any of our Common Shares or any securities convertible into or exchangeable for our Common Shares, or make any public announcement of any of the foregoing, or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of any of our Common Shares or any securities convertible into or exchangeable for our Common Shares.

Indemnification

        The Company has agreed in the Underwriting Agreement to indemnify the Underwriter against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, and, where such indemnification is unavailable, to contribute to payments that the Underwriter may be required to make in respect of such liabilities.

Market Making

        In connection with the Offering, the Underwriter may engage in passive market making transactions in our Common Shares on the Nasdaq prior to the pricing and completion of the Offering. Passive market making consists of displaying bids on the Nasdaq no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our Common Shares to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

Right of First Refusal

        We have granted the Underwriter a twelve-month right of first refusal to act as sole book-running manager, sole underwriter or sole placement agent for each and every future public or private equity offering by us or any of our successors or subsidiaries, under certain circumstances. This right of first refusal is considered to be an item of value in connection with this Offering pursuant to FINRA Rule 5110 and has a deemed compensation value of 1.0% of the proceeds of this Offering.

Other Relationships

        From time to time, the Underwriter and/or its affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us for which they would expect to receive customary fees and commissions.

        In addition, in the ordinary course of its business activities, the Underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The Underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Listing

        The Company has applied to list the Offered Shares on the TSX. Listing on the TSX will be subject to the Company fulfilling all of the listing requirements of the TSX. The Company has submitted a notification of listing to list the Offered Shares on the Nasdaq.

Delivery of Securities

        Neovasc expects to deliver the Offered Shares on or about the second business day following the time of sale ("T + 2").

        Copies of this prospectus supplement and the accompanying base shelf prospectus in electronic format may be made available on the websites maintained by the Underwriter. In addition, Common Shares may be sold by the Underwriter to securities dealers who resell shares to online brokerage account holders.

CERTAIN INCOME TAX CONSIDERATIONS

Certain U.S. Federal Income Tax Considerations

        The following is a summary of certain U.S. federal income tax considerations generally applicable to a "U.S. Holder" of the ownership and disposition of the Offered Shares acquired pursuant to this Offering. This summary addresses only holders who acquire and hold the Offered Shares as capital assets (generally, property held for investment purposes). This summary does not address all potentially relevant U.S. federal income tax matters, and unless otherwise specifically provided, it does not address any state, local, foreign, alternative minimum, unearned income "Medicare" contribution, estate or gift tax consequences of holding or disposing of Offered Shares.

        As used herein, the term "U.S. Holder" means any beneficial owner of Offered Shares, who, for U.S. federal income tax purposes, is: (i) a citizen or individual resident of the United States; (ii) a corporation (or other entity classified as a corporation for U.S. federal tax purposes) organized under the laws of the United States or of any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, and (iv) a trust (A) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) that has elected to be treated as a U.S. person under applicable U.S. Treasury Regulations.

        If a partnership (or other entity or arrangement treated as a partnership for U.S. federal tax purposes) holds Offered Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partnerships (or other entities or arrangements classified as a partnership for U.S. federal tax purposes) holding Offered Shares, and their partners and other owners, should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

        This summary is based on the Canada-United States Tax Convention (1980), as amended, the U.S. Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements and rulings of the IRS, judicial decisions and existing and proposed U.S. Treasury Regulations, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein, possibly on a retroactive basis. This summary is for general guidance only and does not address the consequences applicable to certain categories of shareholders subject to special treatment under the Code, including tax-exempt organizations, pass-through entities, certain financial institutions, insurance companies, qualified retirement plans, individual retirement accounts or other tax-deferred accounts, persons that hold Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale or other arrangement involving more than one position, persons that acquired Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services, dealers in securities or foreign currencies, traders in securities that elect to use a mark-to-market method of accounting, U.S. persons whose functional currency (as defined in the Code) is not the U.S. dollar, former citizens or permanent residents of the United States, or persons that own directly, indirectly or constructively 10% or more of our shares by voting power or by value. Holders and prospective investors should consult their own tax advisors with regard to the application of the income tax laws of the United States and any other taxing jurisdiction to their particular circumstances.

        Prospective investors should consult their own tax advisors with respect to the tax considerations relevant to them, having regard to their own particular circumstances.

The Offered Shares

Distributions with respect to the Offered Shares

        Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize, to the extent out of our current and accumulated earnings and profits (determined in accordance with U.S. federal income tax principles), dividend income on the receipt of distributions on the Offered Shares (collectively, the "Shares") (including amounts withheld to pay any Canadian withholding taxes). We do not intend to calculate our earnings and profits under U.S. federal income tax rules. Accordingly, U.S. Holders should expect that a distribution will generally be treated as a dividend for U.S. federal income tax purposes.

        The amount of any dividend paid to a U.S. Holder in Canadian dollars (including amounts withheld to pay Canadian withholding taxes) will be includible in income in a U.S. dollar value amount by reference to the exchange rate between the U.S. dollar and the Canadian dollar in effect on the date of receipt of such dividend by the U.S. Holder, regardless of whether the Canadian dollars so received are in fact converted into U.S. dollars. A U.S. Holder will have a tax basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars received are converted into U.S. dollars on the date of receipt, the U.S. Holder should generally not be required to recognize foreign currency gain or loss in respect of the dividend. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss will generally be treated as U.S. source ordinary income or loss.

        We believe that we are a "qualified foreign corporation" and therefore, distributions treated as dividends and received by certain non-corporate U.S. Holders will be taxed at preferential rates, provided applicable holding period and certain other requirements are satisfied, including that we are not treated as a PFIC for the year of the distribution or for the prior taxable year. Any amount of such distributions treated as dividends will generally not be eligible for the "dividends received" deduction ordinarily available to certain U.S. corporate shareholders.

        Distributions on Offered Shares that are treated as dividends will generally constitute income from sources outside the United States and will generally be categorized for U.S. foreign tax credit purposes as "passive category income." A U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for Canadian tax withheld, if any, from distributions received in respect of Offered Shares. A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for Canadian tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all non-U.S. income taxes paid or accrued in such taxable year. The rules relating to U.S. foreign tax credits are complex, and each U.S. Holder should consult its own tax adviser regarding the application of such rules.

Sale, Exchange or Other Taxable Disposition of the Offered Shares

        Subject to the PFIC rules discussed below, upon a sale, exchange or other taxable disposition of a Offered Share, a U.S. Holder will generally recognize a capital gain or loss equal to the difference between the amount realized on such sale, exchange or other taxable disposition (or, if the amount realized is denominated in Canadian dollars, its U.S. dollar equivalent, generally, for U.S. Holders that use the cash method and for electing U.S. Holders that use accrual method, determined by reference to the spot rate of exchange on the date of settlement) and the holder's tax basis of such Offered Share. Such gain or loss will be a long-term capital gain or loss if the Offered Share has been held for more than one year and will be short-term capital gain or loss if the holding period is equal to or less than one year. Such gain or loss will generally be considered U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

        A foreign corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is "passive income" or (ii) 50% or more of the average quarterly value of its assets produce (or are held for the production of) "passive income." For this purpose, "passive income" generally includes interest, dividends, rents, royalties and certain gains. We currently do not believe that we were a PFIC in the preceding taxable year nor do we anticipate that we will be a PFIC in the current taxable year or in future taxable years. However, the determination as to whether we are a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and is not determinable until after the end of such taxable year. Further, the determination is based in part on the mix, use and value of our assets, which values may be treated as changing for U.S. federal income tax purposes as our market capitalization changes. Because of the above described uncertainties, there can be no assurance that the IRS will not challenge the determination made by us concerning our PFIC status or that we will not be a PFIC for any taxable year. If we were classified as a PFIC in any taxable year during which a U.S. Holder owns our Offered Shares, certain adverse tax consequences could apply to such U.S. Holder. Certain elections may be available to U.S. Holders of Offered Shares that may mitigate some of the adverse consequences resulting from our treatment as a PFIC. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to their investments in Offered Shares and whether to make an election or protective election.

Required Disclosure with Respect to Foreign Financial Assets

        Certain U.S. Holders are required to report information relating to an interest in Offered Shares, subject to exceptions (including an exception for Offered Shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in Offered Shares. U.S. Holders should consult their own tax advisors regarding information reporting requirements relating to their ownership of Offered Shares.

        THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF OFFERED SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

Certain Canadian Federal Income Tax Considerations

Non-Residents of Canada

        The following is a summary, as of the date of this prospectus supplement, of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) ("Tax Act") that generally apply to an investor who acquires a Offered Share, pursuant to the Offering, who, for the purposes of the Tax Act and at all relevant times, deals at arm's length, and is not affiliated with the Company and the Underwriter and who acquires and holds the Offered Shares as capital property (a "Holder"). Generally, Offered Shares will be considered to be capital property to a Holder provided that the Holder does not use Offered Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them or been deemed to have acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

        This summary is based upon the current provisions of the Tax Act and its regulations and the current published administrative policies and assessing practices of the Canada Revenue Agency ("CRA"). This summary takes into account all specific proposals to amend the Tax Act and its regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

        This summary only applies to Holders who (i) for the purposes of the Tax Act, have not and will not be resident in Canada at any time, and (ii) do not use or hold the common shares in carrying on a business in Canada. Special rules, which are not discussed in this summary, may apply to a Holder that is an insurer that carries on business in Canada and elsewhere.

        This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to their particular circumstances.

Currency

        For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Offered Shares must be expressed in Canadian dollars. Amounts denominated in any other currency must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada on the day the amount first arose, or such other rate of exchange as is acceptable to the CRA.

Taxation of Dividends

        Subject to an applicable tax treaty or convention, a dividend paid or credited, or deemed to be paid or credited, to a Holder on the Offered Shares will be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend. Such rate is generally reduced under the Canada-U.S. Tax Convention (the "Treaty") to 15% if the beneficial owner of such dividend is a resident in the U.S. for purposes of the Treaty and fully entitled to benefits under the Treaty (a "U.S. Holder"). The rate of withholding tax is further reduced to 5% if the beneficial owner of such dividend is a U.S. Holder that is a company that owns, directly or indirectly, at least 10% of the voting stock of the Company.

Disposition of Offered Shares

        A Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Holder on a disposition of Offered Shares, unless such shares constitute "taxable Canadian property" (as defined in the Tax Act) of the Holder at the time of the disposition and are not "treaty-protected property" (as defined in the Tax Act) of the Holder at the time of the disposition.

        Generally, as long as the Common Shares are then listed on a designated stock exchange (which currently includes the TSX and the Nasdaq), the Offered Shares will not constitute taxable Canadian property of a Holder, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (a) the Holder, persons with which the Holder does not deal at arm's length, partnerships whose members include, either directly or indirectly through one or more partnerships, the Holder or persons which do not deal at arm's length with the Holder, or any combination of them, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company, and (b) more than 50% of the fair market value of the Offered Shares, as applicable, was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, "Canadian resource properties", "timber resource properties" (each as defined in the Tax Act), and options in respect of or interests in, or for civil law rights in, any such property (whether or not such property exists). The Tax Act may also deem the Offered Shares to be taxable Canadian property in certain circumstances. Holders whose Offered Shares are taxable Canadian property should consult their own tax advisors

WHERE YOU CAN FIND MORE INFORMATION

        We are required to file with the securities commission or authority in each of the applicable provinces of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, we also file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

        You may read any document we file with the securities commissions and authorities of the provinces of Canada through SEDAR at www.sedar.com and any document we file with, or furnish to, the SEC at www.sec.gov.

AUDITORS, TRANSFER AGENT AND REGISTRAR

        Grant Thornton LLP was reappointed as our auditor at our annual general meeting of shareholders held on June 4, 2018. Grant Thornton LLP is located at Suite 1600 — 333 Seymour Street, Vancouver, British Columbia, V6B 0A4, Canada. Grant Thornton LLP has reported on our fiscal December 31, 2017, 2016 and 2015 audited consolidated financial statements, which have been filed with the securities regulatory authorities and incorporated by reference herein. Grant Thornton LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of British Columbia.

        Our transfer agent and the registrar for our Common Shares in Canada is Computershare Investor Services Inc. located at 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, Canada, V6C 3B9 and in the United States is Computershare Trust Company N.A. located at 740 — 350 Indiana St., Golden, Colorado, 80401.

AGENT FOR SERVICE OF PROCESS

        William O'Neill, Steven Rubin and Jane Hsiao, directors of the Company, and Fred Colen, Chief Executive Officer of the Company, reside outside of Canada and have appointed the following agent for service of process in Canada:

Name of Person	Name and Address of Agent
William O'Neill, Steven Rubin, Jane Hsiao and Fred Colen	Neovasc Inc. Suite 5138 — 13562 Maycrest Way, Richmond, British Columbia, V6V 2J7

        Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

LEGAL MATTERS

        Certain legal matters related to the Company's securities offered by this prospectus supplement will be passed upon on its behalf by Blake, Cassels & Graydon LLP, with respect to matters of Canadian law, and Skadden, Arps, Slate, Meagher & Flom LLP, with respect to matters of U.S. law, and Stikeman Elliott LLP, on behalf of the Underwriter with respect to matters of Canadian law and Ellenoff Grossman & Schole LLP with respect to matters of U.S. law. As of the date of this prospectus supplement, the partners and associates of Blake, Cassels & Graydon LLP and Skadden, Arps, Slate, Meagher & Flom LLP beneficially own, directly or indirectly, less than 1% of our outstanding Common Shares, respectively.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are a company continued under the CBCA. Most of our directors and officers and the experts named in this prospectus supplement, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets may be, and a substantial portion of the Company's assets are, located outside the United States. We have appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. We have been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or "blue sky" laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of the liability predicated solely upon U.S. federal securities laws.

        We filed with the SEC, concurrently with our registration statement on Form F-10 of which this prospectus supplement and the accompanying base shelf prospectus are a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011 as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of securities under the accompanying base shelf prospectus.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and Secondary Offering	July 12, 2018

U.S.$100,000,000
Common Shares
Preferred Shares
Debt Securities
Subscription Receipts
Units
Warrants

This prospectus relates to the offering for sale from time to time, during the 25-month period that this prospectus, including any amendments hereto, remains effective, of the securities of Neovasc Inc. ("Neovasc" or the "Company") listed above in one or more series or issuances, with a total offering price of such securities, in the aggregate, of up to U.S.$100,000,000. The securities may be offered by us or by our security-holders. The securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement.

Our Common Shares are listed on the Toronto Stock Exchange ("TSX") and on the Nasdaq Capital Market ("Nasdaq"), under the symbol "NVCN". On July 11, 2018, the last trading day before the date hereof, the closing price per share of our Common Shares was C$0.05 on the TSX and U.S.$0.04 on the Nasdaq. Unless otherwise specified in an applicable prospectus supplement, our preferred shares, debt securities, subscription receipts, units and warrants will not be listed on any securities or stock exchange or on any automated dealer quotation system. There is currently no market through which our securities, other than our Common Shares, may be sold and purchasers may not be able to resell such securities purchased under this prospectus. This may affect the pricing of our securities, other than our Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. See "Risk Factors".

All information permitted under securities legislation to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the securities to which the prospectus supplement pertains. You should read this prospectus and any applicable prospectus supplement carefully before you invest in any securities issued pursuant to this prospectus. Our securities may be sold pursuant to this prospectus through underwriters or dealers or directly or through agents designated from time to time at amounts and prices and other terms determined by us or any selling security-holders. In connection with any underwritten offering of securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered. Such transactions, if commenced, may discontinue at any time. See "Plan of Distribution". A prospectus supplement will set out the names of any underwriters, dealers, agents or selling security-holders involved in the sale of our securities, the amounts, if any, to be purchased by underwriters, the plan of distribution for such securities, including the net proceeds we expect to receive from the sale of such securities, if any, the amounts and prices at which such securities are sold and the compensation of such underwriters, dealers or agents.

Investment in the securities being offered is highly speculative and involves significant risks that you should consider before purchasing such securities. You should carefully review the risks outlined in this prospectus (including any prospectus supplement) and in the documents incorporated by reference as well as the information under the heading "Forward-Looking Statements" and consider such risks and information in connection with an investment in the securities. See "Risk Factors".

We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

(continued on next page)

(continued from cover)

Owning our securities may subject you to tax consequences both in Canada and the United States. Such tax consequences are not fully described in this prospectus and may not be fully described in any applicable prospectus supplement. You should read the tax discussion in any prospectus supplement with respect to a particular offering and consult your own tax advisor with respect to your own particular circumstances.

Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because we are incorporated under the federal laws of Canada, most of our officers and directors and the experts named in this prospectus are Canadian residents, and a substantial portion of our assets and the assets of those officers, directors and experts are located outside of the United States.

Neither the U.S. Securities and Exchange Commission (the "SEC"), nor any state securities regulator has approved or disapproved the securities offered hereby or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offence.

No underwriter has been involved in the preparation of this prospectus or performed any review of the contents of this prospectus.

Our head office is located at Suite 5138 – 13562 Maycrest Way, Richmond, British Columbia, V6V 2J7 and our registered office is located at Suite 2600 – 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Canada.

Certain of the Company's directors reside outside of Canada and have appointed an agent for service of process in Canada. See "Agent for Service of Process".

Investors should rely only on the information contained in or incorporated by reference into this prospectus and any applicable prospectus supplement. The Company has not authorized anyone to provide investors with different information. Information contained on the Company's website shall not be deemed to be a part of this prospectus (including any applicable prospectus supplement) or incorporated by reference and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. The Company will not make an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this prospectus is accurate as of any date other than the date on the face page of this prospectus or any applicable prospectus supplement.

GLOSSARY

        This glossary contains general terms used in the discussion of the cardiovascular medical device industry, as well as specific technical terms used in the descriptions of the Company's technology and business.

        Angioplasty:    a procedure for the elimination of areas of narrowing in blood vessels.

        Aortic:    of or pertaining to the aorta or aortic heart valve.

        Artery:    blood vessel that carries oxygenated blood from the heart to the body's organs.

        Atrium:    chamber in the heart.

        Balloon catheter:    hollow tube with a tiny balloon on its tip, used for gaining access to the arteries; once the catheter is in position, the balloon is inflated in order to push open a section of artery that is obstructed (see Angioplasty).

        Biocompatible:    materials that can be implanted or used in a patient without the body reacting adversely to the material.

        Bovine:    of or derived from or pertaining to a cow.

        Cardiac reconstruction:    procedure to repair damaged portions of the heart in order to improve its function.

        Cardiovascular:    system encompassing the heart, veins and arteries.

        Cardiovascular disease:    disease that restricts blood flow within the arteries, generally due to a build-up of Plaque; may refer to coronary or peripheral arteries, or both.

        CCS:    the Canadian Cardiovascular Society.

        CE Mark:    designation used to signify regulatory approval for the sale of a product in the European Union.

        Coronary Artery:    artery that supplies oxygen-rich blood to the heart muscle.

        Coronary Artery Disease:    disease that affects the Coronary Arteries (the arteries that provide oxygenated blood to the heart muscle); also called cardiovascular disease. (See Cardiovascular disease).

        COSIRA:    the Company's Coronary Sinus Reducer for Treatment of Refractory Angina clinical trial — a multi-center, double blinded sham controlled study intended to assess the safety and efficacy of the Reducer in a rigorous, controlled manner.

        COSIRA-II:    the Company's Coronary Sinus Reducer for Treatment of Refractory Angina clinical trial — a 380 patient, multicenter, randomized, double blinded, sham-controlled clinical trial with up to 35 investigational centers across North America.

        FDA:    U.S. Food and Drug Administration; governing body that regulates approval for the sale of medical devices in the United States.

        French:    The French size is a measure of the external diameter of a catheter, a catheter of 1 French has a diameter of 1/3 mm.

        IDE:    an investigational device exemption, which allows the investigational device to be used in a U.S. clinical study in order to collect safety and effectiveness data required to support a Premarket Approval (PMA) application or a Premarket Notification 510(k) submission to the FDA. All clinical evaluations of investigational devices in the United States, unless exempt, must have an approved IDE before the study is initiated.

        Interventional Cardiology:    practice of treating Coronary Artery Disease intravascularly; that is, through the arterial system using minimally invasive techniques, rather than with open-heart surgery.

i

        Mitral:    of or pertaining to the mitral heart valve.

        Mitral Regurgitation:    inadequate function of the mitral valve allowing blood to leak back through the closed valve. This is a severe and debilitating medical condition.

        Pericardium:    sac in the chest cavity that contains the heart; pericardial tissue is the soft tissue that forms the sac.

        Peripatch:    tissue material made from bovine or Porcine pericardium; used to repair damaged/diseased vessels or organs by working as an internal bandage or as a component in the manufacture of heart valves.

        Plaque:    deposit of fats, cholesterol and other substances on artery walls that eventually causes arteries to become narrowed, restricting proper blood flow.

        Porcine:    of or derived from or pertaining to a swine or pig.

        Reducer:    the Neovasc Reducer™, Neovasc's proprietary technology for the treatment of refractory angina.

        Stent:    expandable, metallic tube inserted into a diseased artery to hold vessel open and maintain proper blood flow; may be used to deliver medication to the artery wall (a "drug-eluting stent").

        Tiara:    the Tiara™, Neovasc's proprietary transcatheter mitral valve system in development for the transcatheter treatment of mitral valve disease.

        TIARA-I:    the Company's multinational, multicenter early feasibility study being conducted to assess the safety and performance of the Tiara in high risk surgical contexts.

        TIARA-II:    the Company's multinational, multicenter study evaluating the Tiara's safety and performance. It is expected that data from this study will be used to file for CE Mark approval.

        Transcatheter:    implanted or completed via a catheter or small tube instead of surgically.

        Transcatheter heart valves:    specialized artificial heart valves which are implanted via a catheter rather than a traditional surgical approach.

        Vein:    blood vessel that carries de-oxygenated blood from the body organs to the heart.

        Vessel:    artery, vein or duct that carries blood through the body.

ABOUT THIS PROSPECTUS

        You should rely only on the information contained or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell or seeking an offer to buy the securities offered pursuant to this prospectus in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus or any applicable prospectus supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this prospectus or any applicable prospectus supplement or of any sale of our securities pursuant thereto. Our business, financial condition, results of operations and prospects may have changed since those dates.

        Market data and certain industry forecasts used in this prospectus or any applicable prospectus supplement and the documents incorporated by reference in this prospectus or any applicable prospectus supplement were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

        In this prospectus and any prospectus supplement, unless otherwise indicated, all dollar amounts and references to "U.S.$" or "$" are to U.S. dollars and references to "C$" are to Canadian dollars. This prospectus and the documents incorporated by reference contain translations of some Canadian dollar amounts into U.S. dollars solely for your convenience. See "Exchange Rate Information".

        In this prospectus and in any prospectus supplement, unless the context otherwise requires, references to "we", "us", "our" or similar terms, as well as references to "Neovasc" or the "Company", refer to Neovasc Inc., either alone or together with our subsidiaries.

        The names Neovasc Reducer™ and Tiara™ are our trademarks. Other trademarks, product names and company names appearing in this prospectus and any prospectus supplement and documents incorporated by reference in this prospectus and any prospectus supplement are the property of their respective owners.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus, including the documents incorporated by reference herein, contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. The words "expect", "anticipate", "may", "will", "estimate", "continue", "intend", "believe" and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this prospectus and the documents incorporated by reference herein include, but are not limited to, statements relating to:

  •
  our ability to continue as a going concern;

  •
  our need for significant additional financing and our estimates regarding our capital requirements and future revenues, expenses and profitability;

  •
  the Company's strategy to re-establish trust and confidence with its stakeholders and re-structure its financing;

  •
  the Company's estimates regarding its fully diluted share capital and future dilution to shareholders;

  •
  our intention to expand the indications for which we may market the Tiara (which does not have regulatory approval and is not commercialized) and the Reducer (which has CE Mark approval for sale in the European Union);

  •
  clinical development of our products, including the results of current and future clinical trials and studies;

  •
  our intention to apply for CE Mark approval for the Tiara in approximately 2020 and look for potentially faster pathways to such approval;

  •
  the anticipated timing of additional implantations in the TIARA-II trial and our intention to initiate additional investigational sites in 2018 as required approvals are obtained;

  •
  our plans to develop and commercialize products, including the Tiara, and the timing and cost of these development programs;

  •
  our plans to develop and commercialize the Tiara transfemoral trans-septal system, including our ability to improve current prototypes;

  •
  our strategy to refocus our business towards development and commercialization of the Reducer and the Tiara;

  •
  the amount of estimated additional litigation expenses required to defend the Company in ongoing lawsuits and claims;

  •
  our ability to replace historical revenues from the tissue and consulting services businesses with revenues from the Reducer and the Tiara in a timely manner;

  •
  whether we will receive, and the timing and costs of obtaining, regulatory approvals;

  •
  the cost of post-market regulation if we receive necessary regulatory approvals;

  •
  our ability to enroll patients in our clinical trials, studies and compassionate use cases in Canada, the United States and Europe;

  •
  our ability to advance and complete the COSIRA-II IDE pivotal clinical trial;

  •
  our intention to continue directing a significant portion of our resources into sales expansion;

  •
  our ability to get our products approved for use;

  •
  the benefits and risks of our products as compared to others;

  •
  our ability to find strategic alternatives for adoption of the Reducer, including potential alliances in order to broaden and deepen therapy penetration and potentially advance the COSIRA-II study;

  •
  our plans to increase Reducer implants in Europe in 2018;

  •
  our estimates of the size of the potential markets for our products including the anticipated market opportunities for the Reducer and the Tiara;

  •
  our potential relationships with distributors and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

  •
  sources of revenues and anticipated revenues, including contributions from distributors and other third parties, product sales, license agreements and other collaborative efforts for the development and commercialization of products;

  •
  our ability to meet our financial and organizational restructuring goals to establish a lean and accountable organization with stable capitalization;

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  our ability to meet our cash expenditure covenants;

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  our creation of an effective direct sales and marketing infrastructure for approved products we elect to market and sell directly;

  •
  the adequacy of the Company's facilities to meet its ongoing needs;

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  the rate and degree of market acceptance of our products;

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  the timing and amount of reimbursement for our products;

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  the composition and compensation of our management team and board of directors;

  •
  the impact of foreign currency exchange rates; and

  •
  the composition and compensation of our board of directors and senior management team in the future.

        Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation:

  •
  the substantial doubt about our ability to continue as a going concern;

  •
  risks relating to the warrants issued pursuant to the November 2017 underwritten public offering of 6,609,588 Series A units (the "Series A Units") of the Company and 19,066,780 Series B units (the "Series B Units" and together with the Series A Units, the "Units"), at a price of $1.46 per Unit (the "2017 Public Transaction") and the warrants and senior secured convertible notes (the "Notes") issued pursuant to the November 2017 private placement (the "2017 Private Placement", and together with the 2017 Public Transaction, the "2017 Financings"), resulting in significant dilution to our shareholders;

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  risks relating to our need for significant additional future capital and our ability to raise additional funding;

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  risks relating to our negative operating cash flow and our ability to raise additional funds;

  •
  risks relating to cashless exercise and adjustment provisions in the warrants (the "Warrants") and Notes issued pursuant to the 2017 Financings, which could make it more difficult and expensive for us to raise additional capital in the future and result in further dilution to investors;

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  risks relating to the sale of a significant number of Common Shares of the Company;

  •
  risks relating to the exercise of Warrants or conversion of Notes issued pursuant to the 2017 Financings, which may encourage short sales by third parties;

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  risks relating to the possibility that our Common Shares may be delisted from the Nasdaq or the TSX, which could affect their market price and liquidity;

  •
  risks relating to our Common Share price being volatile;

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  risks relating to the influence of significant shareholders of the Company over our business operations and share price;

  •
  risks relating to our significant indebtedness, and its effect on our financial condition;

  •
  risks relating to claims by third parties alleging infringement of their intellectual property rights;

  •
  risks relating to lawsuits that we are subject to, which could divert our resources and result in the payment of significant damages and other remedies;

  •
  our ability to establish, maintain and defend intellectual property rights in our products;

  •
  risks relating to results from clinical trials of our products, which may be unfavorable or perceived as unfavorable;

  •
  our history of losses and significant accumulated deficit;

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  risks associated with product liability claims, insurance and recalls;

  •
  risks relating to use of our products in unapproved circumstances, which could expose us to liabilities;

  •
  risks relating to competition in the medical device industry, including the risk that one or more competitors may develop more effective or more affordable products;

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  risks relating to our ability to achieve or maintain expected levels of market acceptance for our products, as well as our ability to successfully build our in-house sales capabilities or secure third-party marketing or distribution partners;

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  our ability to convince public payors and hospitals to include our products on their approved products lists;

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  risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare;

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  risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices;

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  risks associated with the extensive regulation of our products and trials by governmental authorities, as well as the cost and time delays associated therewith;

  •
  risks associated with post-market regulation of our products;

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  health and safety risks associated with our products and our industry;

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  risks associated with our manufacturing operations, including the regulation of our manufacturing processes by governmental authorities and the availability of two critical components of the Reducer;

  •
  risk of animal disease associated with the use of our products;

v

  •
  risks relating to the manufacturing capacity of third-party manufacturers for our products, including risks of supply interruptions impacting the Company's ability to manufacture its own products;

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  risks relating to our dependence on limited products for substantially all of our current revenues;

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  risks relating to our exposure to adverse movements in foreign currency exchange rates;

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  risks relating to the possibility that we could lose our foreign private issuer status under U.S. federal securities laws;

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  risks relating to breaches of anti-bribery laws by our employees or agents;

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  risks associated with future changes in financial accounting standards and new accounting pronouncements;

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  risks relating to our dependence upon key personnel to achieve our business objectives;

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  risks relating to our ability to maintain strong relationships with physicians;

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  risks relating to the sufficiency of our management systems and resources in periods of significant growth;

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  risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants;

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  risks relating to our ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances;

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  risks relating to our ability to successfully enter into fundamental transactions ("Fundamental Transactions") as defined in the Series C warrants issued pursuant to the 2017 Financings (the "Series C Warrants");

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  risks relating to anti-takeover provisions in our constating documents which could discourage a third party from making a takeover bid beneficial to our shareholders;

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  risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers;

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  risks relating to our Common Share price being volatile;

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  risks relating to future issuances of equity securities by us, or sales of Common Shares, exercises of Warrants or conversions of Notes by our existing security-holders causing the price of our securities to fall;

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  risks relating to there being no market through which our securities, other than the Common Shares, may be sold;

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  risks associated with the inability to enforce actions against us, certain of our directors and officers, or the experts named in this prospectus under U.S. federal securities laws;

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  risks associated with debt securities being unsecured and ranking equally in right of payment with all of our other future unsecured debt;

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  risks relating to the broad discretion in the use of the net proceeds of an offering of our securities;

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  risks relating to our intention to not pay dividends in the foreseeable future; and

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  risks associated with our being treated as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences for U.S. investors.

        Forward-looking statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The material factors and assumptions used by us to develop such forward-looking statements include, but are not limited to:

  •
  our ability to continue as a going concern;

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  our regulatory and clinical strategies will continue to be successful;

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  our current positive interactions with regulatory agencies will continue;

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  recruitment to clinical trials and studies will continue;

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  the time required to enroll, analyze and report the results of our clinical studies will be consistent with projected timelines;

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  current and future clinical trials and studies will generate the supporting clinical data necessary to achieve approval of marketing authorization applications;

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  the regulatory requirements for approval of marketing authorization applications will be maintained;

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  our current good relationships with our suppliers and service providers will be maintained;

  •
  our estimates of market size and reports reviewed by us are accurate;

  •
  our efforts to develop markets and generate revenue from the Reducer will be successful;

  •
  genericisation of markets for the Tiara and the Reducer will develop;

  •
  capital will be available on terms that are favourable to us; and

  •
  our ability to retain and attract key personnel, including members of our board of directors and senior management team.

        By their very nature, forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. In evaluating these statements, prospective purchasers should specifically consider various factors, including the risks outlined in the "Risk Factors" section herein and in documents incorporated by reference herein. These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. Should one or more of these risks or uncertainties or a risk that is not currently known to us materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this prospectus or, in the case of documents incorporated by reference in this prospectus, as of the date of such documents, and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

        The Company advises you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to the Company or persons acting on its behalf.

DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference in this prospectus and not delivered with this prospectus may be obtained on request without charge from the Company Secretary of Neovasc Inc. at Suite 5138 – 13562 Maycrest Way, Richmond, British Columbia, V6V 2J7, Canada, telephone: (604) 270-4344 or by accessing the disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval, or SEDAR, at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the SEC's Electronic Data Gathering and Retrieval System, or EDGAR, at www.sec.gov.

        The following documents, filed with the securities commissions or similar regulatory authorities in certain provinces of Canada and filed with, or furnished to, the SEC are specifically incorporated by reference into, and form an integral part of, this prospectus:

  •
  our management information circular dated May 2, 2018, distributed in connection with our annual general and special meeting of shareholders held on June 4, 2018;

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  our unaudited interim consolidated financial statements for the three months ended March 31, 2018 and 2017;

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  our management's discussion and analysis of financial condition and results of operations for the three months ended March 31, 2018 and 2017;

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  our annual report on Form 20-F for the fiscal year ended December 31, 2017, dated April 30, 2018;

  •
  our audited annual consolidated financial statements for the fiscal years ended December 31, 2017, 2016 and 2015 together with the notes thereto and the auditor's reports thereon; and

  •
  our management's discussion and analysis of financial condition and results of operations for the fiscal years ended December 31, 2017, 2016 and 2015.

        Any documents of the type described in Section 11.1 of Form 44-101F1 Short Form Prospectuses filed by the Company with a securities commission or similar authority in any province of Canada subsequent to the date of this short form prospectus and prior to the expiry of this prospectus, or the completion of the issuance of securities pursuant hereto, will be deemed to be incorporated by reference into this prospectus.

        Any template version of any "marketing materials" (as such term is defined in NI 44-101) filed after the date of a prospectus supplement and before the termination of the distribution of the securities offered pursuant to such prospectus supplement (together with this prospectus) is deemed to be incorporated by reference in such prospectus supplement.

        In addition, to the extent that any document or information incorporated by reference into this prospectus is filed with, or furnished to, the SEC pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the date of this prospectus, such document or information will be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part (in the case of a report on Form 6-K, if and to the extent expressly provided therein).

        A prospectus supplement containing the specific terms of any offering of our securities will be delivered to purchasers of our securities together with this prospectus and will be deemed to be incorporated by reference in this prospectus as of the date of the prospectus supplement and only for the purposes of the offering of our securities to which that prospectus supplement pertains.

        Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        Upon our filing a new annual information form and the related annual financial statements and management's discussion and analysis, or a new annual report on Form 20-F, as applicable, with applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual financial statements and management's discussion and analysis, or previous annual report on Form 20-F, as applicable, and all quarterly financial statements, supplemental information, material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form or annual report on Form 20-F, as applicable, is filed will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of our securities under this prospectus. Upon interim consolidated financial statements and the accompanying management's discussion and analysis being filed by us with the applicable securities regulatory authorities during the duration of this prospectus, all interim consolidated financial statements and the accompanying management's discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of securities under this prospectus.

        References to our website in any documents that are incorporated by reference into this prospectus do not incorporate by reference the information on such website into this prospectus, and we disclaim any such incorporation by reference.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: (i) the documents listed under the heading "Documents Incorporated by Reference"; (ii) powers of attorney from our directors and officers; (iii) the consent of Grant Thornton LLP; and (iv) the form of indenture relating to the debt securities that may be issued under this prospectus.

EXCHANGE RATE INFORMATION

        The following table sets forth, for the periods indicated, certain exchange rates based on the Bank of Canada noon exchange rate (for dates prior to March 1, 2017) or the Bank of Canada daily exchange rate (for dates on or after March 1, 2017) for one U.S. dollar, expressed in Canadian dollars. As of May 1, 2017, the Bank of Canada no longer publishes updated data for exchange rates published under previous methodologies, including daily noon and closing rates as well as high and low exchange rates.

	Year Ended December 31,			Three Months Ended March 31,
	2015	2016	2017	2017	2018
Highest rate during the period	1.3990	1.4589	1.3743	1.3513	1.3088
Lowest rate during the period	1.1728	1.2544	1.2128	1.3016	1.2288
Average exchange rate for the period(1)	1.2907	1.3231	1.2986	1.3238	1.2647
Rate at the end of the period	1.3840	1.3427	1.2545	1.3310	1.2894

(1)
Determined by averaging the rates on the last day of each month during the respective period.

        On July 11, 2018, the Bank of Canada daily average rate of exchange was U.S.$1.00 = C$1.3151.

 THE COMPANY

        Neovasc was incorporated on November 2, 2000 under the laws of the Province of British Columbia and was continued to federal jurisdiction under the Canada Business Corporations Act ("CBCA") on April 19, 2002. Neovasc has seven wholly owned subsidiaries, four of which are material: (i) Neovasc Tiara Inc. ("NTI"), a corporation incorporated under the federal laws of Canada; (ii) Neovasc Medical Ltd. ("NML"), a corporation incorporated under the laws of Israel; and (iii) Neovasc Medical Inc. ("NMI"), a corporation incorporated under the laws of British Columbia, (iv) Neovasc (US) Inc., a corporation incorporated under the laws of Delaware.

        Our registered office is located at Suite 2600 – 595 Burrard Street, Three Bentall Center, Vancouver, British Columbia, V7X 1L3, Canada and our head office and principal place of business are located at Suite 5138 – 13562 Maycrest Way, Richmond, British Columbia, V6V 2J7.

Our Business

        Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Tiara technology in development for the transcatheter treatment of mitral valve disease and the Neovasc Reducer for the treatment of refractory angina.

        In 2009, Neovasc started initial activities to develop novel technologies for catheter-based treatment of mitral valve disease. Based on the early positive results of these activities, the Company formally launched a program to develop the Tiara. Neovasc established a separate entity, NTI, in March 2013 to develop and own the intellectual property related to the Tiara (Neovasc has transferred all intellectual property related to Tiara to NTI). On February 3, 2014, Neovasc announced the first human implant of the Tiara under special access compassionate use exemptions. Subsequently 57 additional patients have been implanted with the Tiara (22 under compassionate use approvals in Vancouver, Canada and in Europe and 20 in the TIARA-I study and 16 in the TIARA-II clinical trial) bringing the total number of patients treated with the device to 58 as of this date. In December 2014, the Company announced that it had received approval from the U.S. Food and Drug Administration ("FDA") to initiate the TIARA-I study in the United States. The TIARA-I study is a multinational, multicenter early feasibility study being conducted to assess the safety and performance of the Tiara valve system in high risk surgical patients. The study will include up to 15 patients enrolled at centers in the United States and up to 15 patients at centers in Canada and Europe. The first European patient was enrolled in the study in Antwerp, Belgium in late-2014 and the first patient in the United States was enrolled in mid-2015. The Tiara is currently available in two sizes (35 mm and 40 mm). Following completion of the TIARA-I study the Company intends to continue advancing the Tiara to commercialization and will be undertaking additional studies to support authorization to affix the CE Mark and FDA approval as appropriate. On November 28, 2016, the Company announced that it had received both regulatory and ethics committee approval to initiate the Tiara Transcatheter Mitral Valve Replacement Study ("TIARA-II") in Italy. The TIARA-II study has since expanded through the opening of clinical sites in Germany and the UK. The TIARA-II study is a 115 patient, non-randomized, prospective clinical study evaluating the Tiara's safety and performance. It is expected that data from this study will be used to file for CE Mark approval. During 2018, the rate of enrollment is expected to grow as the Company expands both the number of centers, patient screening tools and its clinical support teams.

        In July 2008, Neovasc acquired NML, a pre-commercial vascular device company based in Israel. NML developed and owned intellectual property related to a novel catheter-based treatment for refractory angina, a debilitating condition resulting from inadequate blood flow to the heart muscle. Refractory angina, resulting in continued symptoms despite maximal medical therapy and without revascularization options, is estimated to affect 600,000 to 1.8 million Americans, with 50,000 to 100,000 new cases per year. The Company has completed development of the Reducer and obtained authorization to affix the CE Mark, which allows for marketing of the Reducer product in the European marketplace. The Company initiated commercial sales of the Reducer product in early-2015. In March 2014 the Company announced that results of its Coronary Sinus Reducer for Treatment of Refractory Angina clinical trial ("COSIRA") had been presented at the ACC.14 medical conference. The COSIRA trial was a sham-controlled randomized, double-blinded study of the Reducer device in 104 patients with moderate to severe refractory angina. The results presented at ACC.14 confirmed that the COSIRA study had met its primary endpoint demonstrating the efficacy of the Reducer device with statistical significance. The COSIRA trial results were published in the New England Journal of Medicine in February 2015. In 2016, Neovasc initiated the REDUCER-I observational study as a multi-center, multi-country, three-arm study collecting long-term data from European patients implanted with the Reducer. The study is expected to enroll up to 400 patients. Currently, 155 patients have been enrolled across 20 centers that are active in Italy, Germany, Belgium, Netherlands, United Kingdom and Switzerland. In February 2018, the Reducer reached NUB 1 status in Germany, the highest level for important new therapies. In 2018, the 107 clinics in Germany that have used the Reducer can negotiate reimbursement with the German insurance companies for the Reducer therapy. So far, over 18 clinics have finished such negotiations with the German insurance companies and have achieved a satisfactory reimbursement level for the Reducer procedure (including the Reducer product).

        Neovasc's business operations started in March 2002, with the acquisition of NMI. NMI manufactured a line of collagen-based surgical patch products made for use in cardiac reconstruction and vascular repair procedures as well as other surgeries. Neovasc, through NMI, also sold biological tissue to industry partners and other customers who incorporated this tissue into their own products such as transcatheter heart valves. Neovasc's biological products were made from chemically treated biocompatible pericardial tissue. In 2012, Neovasc sold the rights to manufacture a specific line of conventional surgical patch products to LeMaitre Vascular, Inc. ("LeMaitre") for U.S.$4.6 million but retained rights to the underlying tissue technology for all other uses. On December 2, 2016, the Company and Boston Scientific entered into a definitive agreement for Boston Scientific Corporation ("Boston Scientific") to acquire Neovasc's advanced biologic tissue capabilities and certain manufacturing assets and make a 15% equity investment in Neovasc, for a total of $75 million in cash. While there still was revenue during 2017 associated with the tissue products, the Company ceased operations of its consulting services and contract manufacturing revenue line items in 2017 and no further revenues associated with these activities are expected.

Our Strategy

        The Company's core strategy is to focus on re-establishing trust and confidence with its stakeholders, to re-structure the Company's financing and to continue the development and commercialization of its products, the Tiara and the Reducer, providing minimally invasive medical devices for a cardiovascular market that the Company believes is both growing and under-served by current treatment solutions.

        Key elements of this strategy include:

  •
  Tiara — continuing the Company's clinical experience of the Tiara, continuing enrollment in and expansion of the TIARA-II multi-center CE Mark clinical study, and applying for CE Mark approval in approximately 2020. Finalizing the TIARA-I study. Continuing development of a transfemoral trans-septal Tiara system for animal studies and after successful completion, initiate a first human feasibility clinical study;

  •
  Reducer — continuing therapy development of the Reducer, and supplementing the successful COSIRA randomized, sham controlled clinical trial with additional clinical experience through the Company's targeted commercial launch of the Reducer in Europe and enrollment in the REDUCER-I, real world post-market clinical study. Improving revenue growth in Europe by leveraging the recently obtained NUB 1 status in Germany and by further accelerated therapy development. Seeking strategic alternatives to build on the growing enthusiasm in the market for, and adoption of, the Reducer, in order to broaden and deepen therapy penetration in Europe, the Middle East and Africa ("EMEA"), the United States and the rest of the world; and

  •
  Financial and organizational restructuring to establish a lean and accountable organization with stable capitalization, meeting the Company's cash expenditure covenants of $5.25 million per quarter for each quarter of 2018.

Our Products

Tiara

        In 2009, Neovasc started initial activities to develop novel technologies for catheter-based treatment of mitral valve disease. In the second quarter of 2011, the Company formally initiated a new project to develop the

Tiara, a product for treating mitral valve disease. The transapically delivered Tiara is in the early clinical development stage to provide a minimally invasive transcatheter device for the patients who experience severe Mitral Regurgitation as a result of functional (most patients) or degenerative mitral heart valve disease, combined with an enlarged left ventricle. There are millions of patients worldwide who suffer from severe Mitral valve dysfunction (regurgitation), the majority of them with functional Mitral Regurgitation and unmet medical need in these patients is high. Mitral Regurgitation is often severe and can lead to heart failure and death. Currently, a significant percentage of patients with severe Mitral Regurgitation are not good candidates for conventional surgical repair or replacement due to frailty or comorbidities. Some of these patients are treated today via minimally invasive mitral valve repair procedures; however, these procedures are also complex, can take a long period of time to complete and the clinical outcomes may not be optimal. Currently there is no transcatheter mitral valve replacement device approved for use in any market.

        Our clinical experience to date has been with the 35mm and 40mm Tiara. First clinical use of the 40mm Tiara occurred in the fourth quarter of 2015. These two sizes allow for the treatment of approximately 75% of this high risk patient population, as it relates to the size of the Mitral valve annulus, in our TIARA I and TIARA II Clinical studies. Currently, approximately 20% of the patients enrolled in these studies with severe Mitral Regurgitation meet all inclusion criteria and are treated with the Tiara.

        As of June 22, 2018, 58 patients have been implanted with the Tiara in our Tiara-I Early Feasibility Clinical Study, compassionate use cases and in our TIARA-II CE Mark Clinical Study. Neovasc believes that early results have been encouraging. The 30-day survival rate for the first 56 patients implanted with the Tiara (i.e. those implanted more than 30 days ago) is 50/56 or 89.3% with one patient now over four years post implant and two patients over two years post implant. The Tiara has been successfully implanted in both functional and degenerative Mitral Regurgitation patients, as well as in patients with pre-existing prosthetic aortic valves and mitral surgical annuloplasty rings.

        The average apical in/out procedure time over all Tiara implants as of June 27, 2018 was 20 minutes. The shortest procedure time was 8 minutes and the longest procedure time was 49 minutes. The most recent six TIARA-II implant procedure times as of June 27, 2018 were 10 minutes, 55 minutes, 9 minutes, 8 minutes, 9 minutes and 17 minutes respectively. All six implants were successful.

        The results from our clinical experience to-date in these studies and compassionate use cases have been instrumental in helping to demonstrate the potential of the Tiara. We have been able to refine the screening criteria, physician training, and implantation procedure. We recently introduced an additional pre-screening tool, to pre-select the proper patients before they enter into the formal screening process. Careful patient selection continues to be critical as the Company and clinical community continue to learn more about treating this population of very sick patients. The following table sets forth the results from our Tiara clinical trials as of June 22, 2018:

	Tiara Since 2014	TIARA-I	TIARA-II	Compassionate Use
Treated	58	20	16	22
30 Day Survival rate	89.3% (50/56)	83.3% (15/18)	93.8% (15/16)	90.9% (20/22)

        While many challenges remain prior to achieving commercialization (including, but not limited to, positive clinical trial and study results and obtaining regulatory approval from the relevant authorities), the Company believes the Tiara is being recognized as one of the leading mitral valve replacement devices, and the medical community is showing more interest in exploring this new treatment option for patients who are unable or unsuited to receive an open heart surgical valve replacement or any form of repair, demonstrated by the interest of more European clinics to participate in the TIARA-II clinical study. The Company is also in the process of establishing more field clinical engineering support in Europe, which will allow it to support additional sites, as well as reduce the time from when a site identifies a patient to when they are enrolled and scheduled to have the procedure. There are several other transcatheter mitral valve replacement devices in development by third parties, some of which have been implanted in early feasibility type studies and CE Mark studies with varying results.

        Neovasc believes that there are several unique attributes of the Tiara that may provide advantages over other approaches to mitral valve replacement, in particular the low atrial profile, its D shape, enabling a better anatomical fit and less risk of left ventricular outflow tract obstruction, and its unique combined skirt and anchoring mechanism. There is no certainty that the Tiara will successfully proceed through clinical evaluation and ultimately receive regulatory approval to treat these patients, nor is it possible to determine at this time if any of the other development stage devices will succeed in obtaining regulatory approval.

        The Tiara valve is made up of two major components: the leaflets and skirt, which are made from the Peripatch tissue licensed from Boston Scientific, and the nitinol frame (to which the leaflets and skirt are attached), which is manufactured by a well-established specialty manufacturer in the medical device industry. If this supplier were unable to provide the nitinol frame in the future, it would seriously impact the further development of the Tiara. The Tiara delivery system is manufactured in-house by the Company using components that are readily available.

        On June 21, 2018, the Company reported the Tiara was featured in a "live case" at the 11th Annual Transcatheter Valve Therapy Conference. The successful live case was performed by Dr. Anson Cheung, and Dr. John G. Webb of St. Paul's Hospital (Vancouver, Canada) successfully implanted a 40mm Tiara transcatheter mitral valve in a patient suffering from severe mitral regurgitation.

Regulatory Status

        The Tiara is an early-stage development product without regulatory approvals in any country. The Company intends to continue to fund development of the product as cash flow allows and anticipates applying for CE Mark approval in Europe in approximately 2020. There is no assurance that European regulatory approval will be granted in the time frame anticipated by management or granted at any time in the future. There is no expectation that this product will be revenue-generating in the near term, although management believes that the product is addressing an important unmet clinical need and that the demand for the product is high. On October 9, 2014, Neovasc announced that it received conditional IDE approval from the FDA to initiate the U.S. arm of its TIARA-I feasibility study for the Tiara, followed by full approval on December 31, 2014. The TIARA-I study is a multinational, multicenter early feasibility study being conducted to assess the safety and performance of Neovasc's Tiara mitral valve system and implantation procedure in high-risk surgical patients suffering from severe Mitral Regurgitation. Severe Mitral Regurgitation is a critical condition that affects millions of patients and, if left untreated, can lead to heart failure or death. This FDA conditional approval allows clinical investigators to begin enrolling patients at participating U.S. medical centers once local hospital and related approvals are in place. This is an important step towards Tiara becoming one of the first transcatheter mitral valve replacement devices available for treating U.S. patients. The TIARA-I study will enroll up to 30 patients globally and is being overseen by a multidisciplinary committee of internationally recognized physicians. The Tiara has also been implanted under compassionate use exemptions in Canada, Europe and Israel.

        On November 28, 2016, the Company announced that it had received both regulatory and ethics committee approval to initiate the TIARA-II study in Italy. The TIARA-II study is a 115 patient, non-randomized, prospective clinical study intended to provide the clinical data required to support obtaining CE Mark approval for the Tiara, which would enable Neovasc to market the device in Europe. In May 2017, the Company received regulatory approval to initiate enrollment in its CE Mark study in Germany and in July 2017, the Company received regulatory approval to initiate enrollment in its CE Mark study in the UK. The Company is currently in the process of qualifying additional clinical sites in Germany, the UK and Italy, and will also seek to qualify additional clinical sites and obtain approvals for patient enrollment in additional countries, such as in Spain, the Netherlands and Israel. The qualification time period in already approved countries has historically taken at least 3 months. The key business objective of this activity is to enable sales of the product into the European marketplace. The TIARA-II study is estimated to cost approximately $18-20 million. The exact timing for completion of enrollment in the study is unknown at this time and is dependent on a number of factors, including screening rates, local regulatory approvals and our ability to raise sufficient additional capital to complete the TIARA-II study. Neovasc is targeting to complete enrollment and receive CE Mark approval and begin Tiara sales in Europe in approximately 2020. However, due to the inherent uncertainty around gaining regulatory approval to market an implantable heart valve product and raising additional capital, this timeline is subject to extension. Neovasc is managing and conducting the TIARA-II study itself in conjunction with certain service providers who undertake certain portions of data collection, data management, data analysis, safety and event monitoring and similar functions. The Tiara is currently manufactured for use in these studies by Neovasc at its own facilities following medical device quality requirements. In the event of a positive outcome from the TIARA-II study and the Company successfully obtaining CE Mark approval, the Tiara would be commercially manufactured in the same manner at Neovasc's facility.

Reducer

        The Reducer is a treatment for patients with refractory angina, a painful and debilitating condition that occurs when the coronary arteries deliver an inadequate supply of blood to the heart muscle, despite treatment with standard revascularization or cardiac drug therapies. Refractory angina, resulting in continued symptoms despite maximal medical therapy and without revascularization options, is estimated to affect 600,000 to 1.8 million Americans, with 50,000 to 100,000 new cases per year. The Reducer has been shown to relieve symptoms of angina by altering blood flow in the heart's venous system, shifting blood flow back towards a more normal endocardial/epicardial blood flow ratio, which is impaired in the ischemic myocardium, thereby increasing the perfusion of oxygenated blood to ischemic areas of the heart muscle. We also refer the reader to a recent case report publication from the University Hospital of Zurich in EMH Media (Schweizerischer Arzteverlag), Cardiovascular Medicine.

        The pain associated with refractory angina can make it difficult for patients to engage in routine activities, such as walking or climbing stairs. Using a catheter-based procedure, the Reducer is implanted in the coronary sinus, the major blood vessel that sends de-oxygenated blood from the heart muscle back to the right atrium of the heart. Clinical studies demonstrate that the Reducer provides significant relief of chest pain in refractory angina patients. A significant proportion of the refractory angina patients in the United States and in Europe are potential candidates for the current Reducer therapy, either because they cannot be revascularized or because they are otherwise poorly managed using conventional medical therapies. These patients represent a substantial market opportunity for the Reducer. If physicians adopt the Reducer for use in these refractory patients, it is expected that there will be a natural spillover into the broader recurrent angina market, which represents a substantially larger patient population.

        The Reducer is targeting a patient population that has failed to gain relief of their symptoms, despite other medical treatment options. A refractory patient by definition is resistant to other therapies. A patient who has refractory angina is not a surgical candidate, cannot benefit from existing interventional cardiology therapies and is not receiving adequate relief from available drug regimens to manage their chest pain. As such there are currently no direct competitors to the Reducer as the patient will have exhausted all other treatment options before the Reducer is considered. Once the Reducer is established as a standard of care for the refractory angina patient, Neovasc believes that the Reducer may also be considered for use in the larger population of recurrent angina patients (patients who are receiving repeat treatments for angina pain) and thus increase its market potential.

        The Company has completed the randomized, sham controlled COSIRA trial to assess the efficacy of the Reducer device. The COSIRA trial's primary endpoint was a two-class improvement in Angina pain, six months after implantation in patients' ratings on the Canadian Cardiovascular Society ("CCS") angina grading scale, a four-class functional classification that is widely used to characterize the severity of angina symptoms and disability. Only patients with severe angina, CCS Class 3 or 4, were enrolled in the COSIRA trial. The COSIRA trial analysis showed that the study met the primary endpoint, with patients receiving the Reducer achieving a statistically significant improvement in CCS scores (two classes or better) compared to patients receiving a sham control (18 of 52 (34.6%) of the Reducer patients improved ~ 2 CCS classes compared to 8 of 52 (15.4%) of the control patients (p-value =0.024)). The analysis also showed that patients treated with the Reducer showed a statistically significant improvement of one or more CCS classes compared to the sham control patients (37 of 52 (71.2%) of the Reducer patients showed this improvement compared to 22 of 52 (42.3%) of the control patients (p-value= 0.003)). The COSIRA trial results were published in the New England Journal of Medicine in February 2015.

        The Reducer is an hourglass-shaped, balloon-expandable, stainless steel, bare metal device, which is implanted in the coronary sinus, creating a restriction in venous outflow from the myocardium (the muscular layer of the heart wall). It is implanted using conventional percutaneous, or needle puncture, techniques. The Reducer is provided sterile and pre-loaded on a balloon catheter system. The system is 9 French sheath compatible and operates over a .035 inch guide wire. The implantation procedure is quick and requires minimal training. Once guide wire access to the coronary sinus is achieved, implantation typically takes less than 20 minutes.

        Following implantation, the Reducer is incorporated into the endothelial tissue and creates a permanent (but reversible) narrowing in the coronary sinus. The coronary sinus is narrowed from a typical diameter of 10-12mm to approximately 3mm at the site of implantation. This narrowing slightly elevates the venous outflow pressure, which restores a more normal ratio of epicardial to endocardial blood flow between the outer and inner layers of the ischemic areas of the heart muscle. This results in improved perfusion of the endocardium, which helps relieve ischemia and chest pain. The physiological mechanism behind this effect is well documented in medical literature.

        The clinical utility of this approach was demonstrated by a number of analogous approaches used in the past that achieved positive clinical outcomes for angina patients by constricting or intermittently blocking the coronary sinus to improve perfusion to the heart muscle. However, these therapies required the use of highly invasive surgery, or leaving a catheter in the heart for a prolonged period, making them impractical or clinically unacceptable for use in modern medical practice. The Reducer was developed to deliver this therapy in a safe, simple and effective manner via a minimally invasive catheter that is consistent with contemporary medical practice.

        The Reducer has demonstrated excellent results in multiple animal studies, a first-in-human clinical trial of fifteen patients suffering from chronic refractory angina who were followed out to six months, and then again at three years after implantation. The six-month results from this clinical trial were published in the Journal of the American College of Cardiology and three-year follow-up data was presented at the annual scientific meeting of the American College of Cardiology in March 2010. In this clinical trial, implantation of the Reducer resulted in significant clinical improvements in stress test and perfusion measurements, as well as in overall quality of life in the majority of the patients at 6 months and these same results were noted at the three year follow up. During this period, the Reducer appeared safe and well tolerated in these patients. The COSIRA trial, a multi-center, randomized, double-blind, sham-controlled study intended to assess the safety and efficacy of the Reducer in a rigorous, controlled manner, was completed in 2013. The results of the COSIRA trial were positive and are discussed in more detail below. More recently, additional studies conducted by third parties and showing positive results from the Reducer implantations have been published and presented in medical forums. It is anticipated that as the commercial use of the Reducer continues to expand, additional third-party studies, investigations and presentations will be undertaken. If the results from such third-party activities continue to show positive results from the product, they may provide additional data to support expanded adoption of the Reducer for the intended patient population. More recent studies and publications of Reducer patients have conformed closely with the results of the COSIRA trial. We refer the reader to the recent publication "Coronary Sinus Reducer Implantation for the Treatment of Chronic Refractory Angina" by Dr. Giannini et al, published in Volume 11, Issue 8 of the Journal of the American College of Cardiology in April 2018 and related Editorial. Further, we refer the reader to a recent TCTMD publication, as well as a recent publication in EuroIntervention by Dr. Konigstein, et al.

        Following this positive data from the COSIRA trial, the Company initiated a pilot launch of the Reducer in select European markets in early 2015. The Company has signed distribution agreements in Italy, Switzerland, the United Kingdom and Saudi Arabia and has initial sales in these countries. Launch of the product is also underway in select centers in Germany via direct sales. Based on the initial results from the targeted launch, Neovasc has developed an expanded sales plan and strategy for 2018 and beyond. It is anticipated that sales of the product in the United States would follow obtaining U.S. regulatory approval, if such approval is granted, as described further below.

        Based on achieving NUB 1 status in Germany and a general positive reception in the European market, with positive experiences by many physicians from the treatment of their own patients with the Reducer, we are seeing an increase in adoption of the Reducer therapy in Europe. The commercial progress for the Reducer in the first 2018 quarter was encouraging with a 41% increase in implants compared to the same time-period of 2017. More than 10 clinics in Germany have completed the reimbursement negotiations with the German health insurance companies and have now established a satisfactory overall reimbursement amount for the Reducer procedure (including Reducer product), while others are either in the negotiation process or will negotiate later this year, per pre-set negotiation cycles. While we only have a very small sales organization in Europe, we are still planning on a doubling of Reducer implants in Europe during 2018 (and an almost tripling of Reducer implants in Germany).

        Because of the market development status of the Reducer therapy and the observed increase in adoption in Europe, we also believe it may be prudent to attempt to penetrate the market more broadly and deeply via a strategic collaboration with a third party company, which we will pursue during 2018.

        We see a growing level of enthusiasm in Europe for the Reducer therapy and we believe that the therapy has a lot of potential, but that Neovasc can only take this therapy so far. We are therefore open to considering strategic alternatives for Reducer, including potential alliances, in order to broaden and deepen its penetration in EMEA, the United States and the rest of the world. The Company received FDA approval in late 2017 for the

COSIRA-II IDE study, an approximately 380 patient clinical study, to be conducted at up to 35 centers in the United States. The principal investigator and co-principal investigator are already appointed for this study, but we currently lack the funding for its execution. A strategic alliance could dramatically improve the time to market for this device in the United States, as well as potentially improving the Company's cash flow.

        On June 20, 2018, the Company announced the first U.S. patient had been implanted with the Reducer under compassionate use.

Regulatory Status

        The Reducer is approved for sale in Europe, having received CE Mark designation in November 2011. In preparation for product launch, Neovasc has completed development of the commercial-generation Reducer and the product is currently in commercial scale manufacture.

        On November 3, 2017, Neovasc received FDA approval for a US IDE clinical trial, COSIRA II (a trial design similar to the COSIRA study). While the principal investigator and co-principal investigator for this study have already been appointed, the Company is currently evaluating the timing for starting this U.S. clinical trial, funding being the largest impediment. The cost of this U.S. clinical trial is expected to be $15-20 million. U.S. marketing approval is expected about two to four years after the clinical trial begins. There is no assurance that U.S. regulatory approval will be granted in the time frame anticipated by management, or granted at any time in the future.

        In 2016, Neovasc initiated the REDUCER-I observational study as a multi-center, multi-country, three-arm study collecting long-term data from European patients implanted with the Reducer. The study is expected to enroll up to 400 patients. Currently, 159 patients have been enrolled across 19 centers that are active in Italy, Germany, Belgium, Netherlands, United Kingdom and Switzerland. On January 18, 2018, the Company reported the Reducer was featured in a "live case" broadcast to more than 800 participants at the Kardiologie Symposium 2018 held in Berlin, Germany. The successful live case was performed by Dr. Spyrantis and Professor Banai in the Sana-Klinikum Lichtenberg. During May 2018, at the Euro PCR Conference in Paris, the Reducer was showcased during a dedicated Reducer symposium.

Tissue Products

        In December 2016, the Company entered into an agreement for Boston Scientific to acquire the Company's advanced biologic tissue capabilities and certain manufacturing assets and make a 15% equity investment in Neovasc for a total of $75 million in cash. Under the terms of the approximate $68 million asset purchase agreement, the Company has been granted a license to the purchased trade secrets and know-how and access to the sold facilities to allow it to continue its tissue and valve assembly activities for its own tissue-related programs, including advancing the Tiara through its clinical and regulatory pathways.

        While there still was revenue during 2017 associated with the tissue products, the Company ceased operations of its consulting services and contract manufacturing revenue line items in 2017 and no further revenues associated with these activities are expected.

RECENT DEVELOPMENTS

Financing

        In November 2017, Neovasc completed two financing transactions, the 2017 Public Transaction and the 2017 Private Placement, for aggregate gross proceeds of approximately $65 million. The Company used the net proceeds of the 2017 Financings to fully fund the approximately $42 million balance of the damages and interest awards in the case of CardiAQ v. Neovasc Inc. (after subtracting the approximately $70 million that the Company had paid into escrow), with remaining funds being used (i) to partially fund the ongoing Tiara clinical program; (ii) to support the completion of the TIARA-II study; and (iii) for general corporate purposes.

        On November 9, 2017, the Company priced the underwritten 2017 Public Transaction for gross proceeds of approximately $37.487 million, before deducting the underwriting discounts and commissions and other estimated offering expenses payable by Neovasc. The price of U.S.$1.46 per Unit represented the market price

(as defined in the TSX Company Manual) of Neovasc's Common Shares as of the date of announcement of the 2017 Financings.

        Each Series A Unit was comprised of (i) one Common Share of the Company (each, a "Unit Share"), (ii) one Series A Common Share purchase warrant of the Company (each, a "Series A Warrant"), (iii) one Series B Common Share purchase warrant of the Company (each, a "Series B Warrant") and (iv) 0.40 Series C Warrant to purchase a unit (each, a "Series C Unit") comprised of one Common Share, one Series A Warrant and one Series B Warrant. Each Series B Unit was comprised of (i) either one Unit Share or one pre-funded Series D Common Share purchase warrant of the Company (each, a "Series D Warrant"), (ii) one Series A Warrant, (iii) one Series B Warrant, (iv) 0.40 Series C Warrant, and (v) 1.1765 Series F Common Share purchase warrant of the Company (each, a "Series F Warrant"). The Units separated into their component parts upon distribution.

        Each Series A Warrant entitles the holder to purchase one Common Share (each, a "Series A Warrant Share") at an exercise price of $1.61 per Series A Warrant Share at any time prior to 11:59 p.m. (New York time) on November 17, 2022. Each Series B Warrant entitles the holder to purchase one Common Share (each, a "Series B Warrant Share") at an exercise price of $1.61 per Series B Warrant Share at any time prior to 11:59 p.m. (New York time) on November 17, 2019. Each Series C Warrant entitles the holder to purchase a Series C Unit comprised of a Common Share (each a "Series C Unit Share"), a Series A Warrant and a Series B Warrant, at an exercise price of 1.46 per Series C Unit at any time prior to 11:59 p.m. (New York time) on November 17, 2019. Each Series D Warrant entitled the holder to purchase one Common Share (each, a "Series D Warrant Share") at an exercise price of $1.46 per Series D Warrant Share, all of which were pre-funded except for a nominal exercise price of $0.01 per Series D Warrant Share at any time prior to 11:59 p.m. (New York time) on November 17, 2022. Each Series F Warrant entitled the holder to purchase one Common Share (each, a "Series F Warrant Share" and together with the Series A Warrant Shares, Series B Warrant Shares, Series C Unit Shares, and Series D Warrant Shares, the "Warrant Shares") at an exercise price of 1.61 per Series F Warrant Share at any time prior to 11:59 p.m. (New York time) on November 17, 2019. No Series D Warrants or Series F Warrants remain outstanding. The Warrants are subject to adjustment, at any time prior to their expiry. The exercise price of the Series A Warrants and Series B Warrants are subject to full-ratchet anti-dilution adjustment in certain circumstances. If a registration statement covering the issuance or resale of the Warrant Shares is not available for the issuance or resale of such Warrant Shares each Series A Warrant and Series B Warrant may be exercised on a "net" or "cashless" basis. Each Series B Warrant may be exercised on an Alternate Net Number basis as described in the prospectus supplement and the forms of such securities filed on SEDAR at www.sedar.com and furnished to the SEC at www.sec.gov.

        Concurrent with the 2017 Public Transaction, the Company completed the 2017 Private Placement for the sale of $32,750,000 aggregate principal amount of senior secured convertible Notes of the Company and Series E warrants (the "Series E Warrants") to purchase one Common Share at a price of $1.61 per Series E Warrant. The Notes were issued with an original issue price of $850 per $1,000 principal amount of note. The Notes have an 18-month term and carry an interest rate of 0.0% per annum (increasing to 15% upon an event of default) from November 17, 2018. Interest on the Notes will commence accruing on November 17, 2018, will be computed on the basis of a 360-day year and twelve 30-day months and will be payable in cash on January 1, 2018 and on the first day of each calendar quarter thereafter up to, and including, the maturity date. The Series E Warrants have the same terms and conditions as the Series A Warrants.

        The Notes are secured by a first priority security interest on all of Neovasc's assets. The Notes and Series E Warrants are subject to adjustment, at any time prior to their expiry. The Notes contain, among other things, provisions relating to future-priced conversion formula and full-ratchet anti-dilution and the Series E Warrants contain full-ratchet anti-dilution provisions. If a registration statement covering the issuance or resale of the Warrant Shares is not available for the issuance or resale of such Warrant Shares, each Series E Warrant may be exercised on a "net" or "cashless" basis.

        For a description of the terms of the securities issued pursuant to the 2017 Financings, see the prospectus supplement relating to the 2017 Public Transaction and the forms of such securities filed on SEDAR at www.sedar.com and with the SEC at www.sec.gov.

Warrant Exercises and Note Conversions

        The Series A Warrants, Series B Warrants, Series C Warrants, Series E Warrants and Series F Warrants were each subject to a hold period that restricted each warrant from being exercised until January 17, 2018. On January 30, 2018, the remaining 1,698,841 Series D Warrants were exercised for gross proceeds of $16,699 and 1,698,841 shares were issued from treasury. None of the 25,676,368 Series A Warrants or 22,431,506 Series E Warrants issued pursuant to the 2017 Financings have been exercised and all such warrants remain outstanding. As of June 22, 2018, all of the 25,676,368 Series B Warrants initially granted have been exercised using the cashless alternative net number mechanism for 848,122,088 Common Shares and all of the 22,431,506 Series F Warrants initially granted have been exercised using the cashless alternate net number mechanism for 295,739,698 Common Shares. As of June 22, 2018, of the 10,273,972 Series C Warrants initially granted, 8,951,780 have been exercised, for proceeds to the Company of $13,069,599 and 1,322,192 Series C Warrants remain outstanding. Such exercises of Series C Warrants have resulted in the issuance of 8,951,780 Common Shares, the issuance of an additional 8,951,780 Series A Warrants, none of which have been exercised, and the issuance of an additional 8,951,780 Series B Warrants. All of the 8,951,780 Series B Warrants issued on exercise of the Series C Warrants have been exercised for 426,121,620 Common Shares and no such Series B Warrants currently remain outstanding. In aggregate, there are 34,628,148 Series A Warrants, 1,322,192 Series C Warrants and 22,431,507 Series E Warrants remaining issued and outstanding.

        As of June 22, 2018, of the $32,750,000 aggregate principle amount of Notes initially issued, $5,577,500 aggregate principle amount has been converted using the alternate conversion price mechanism, resulting in the issuance of 187,859,122 Common Shares, and $27,172,500 aggregate principle amount of Notes remains outstanding.

Other Recent Developments

        On January 2, 2018, the Company received written notification (the "Bid Price Notification Letter") from the Nasdaq Listing Qualifications Department notifying the Company that it was not in compliance with the U.S.$1.00 minimum bid price requirement set forth in the Nasdaq Marketplace Rules. In accordance with the Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until July 2, 2018, to regain compliance (the "Initial Grace Period"). To regain compliance, the Common Shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. The Company sought and received approval at its recent Annual General and Special Meeting of Shareholders to complete, at the Board's discretion, a reverse stock split (common share consolidation), for purposes of regaining compliance with the minimum bid price requirement. On July 9, 2018, the Company announced that it will request a hearing before the Nasdaq Hearings Panel (the "Panel") as the next step in the process to seeking an additional 180-day extension for compliance with the US$1.00 minimum bid price requirement. The Company received the expected notice from the Listing Qualifications Staff (the "Staff") of The Nasdaq Stock Market LLC following expiration of the Initial Grace Period indicating that the Staff had determined to delist the Company's Common Shares from Nasdaq, unless the Company requests a hearing before the Panel by July 13, 2018, which the Company will do. The Company will seek an additional period of 180-days to regain compliance, by requesting a hearing from the Panel, which will ordinarily stay a delisting process until the Panel renders its decision on the Company's request for an extension (typically within a couple of months after the request for a hearing is made). However, The Nasdaq Stock Market LLC has broad discretionary public interest authority that it can exercise to apply additional or more stringent criteria for the continued listing of the Company's Common Shares, or suspend or delist securities. The Company believes that obtaining the advance approval of its shareholders to effect a reverse stock split provides strong support for its request for an additional 180-day extension; however, the Company notes that shareholder approval of the reverse stock split does not necessarily guarantee that the Panel will grant it an extension to regain compliance.

        On January 22, 2018, the Company appointed Fred A. Colen as President and Chief Executive Officer. On February 1, 2018 the Company announced that the German Institute for the Hospital Remuneration System had awarded the Reducer NUB status 1 designation for 2018.

        On March 22, 2018, the Company received written notification that it was not in compliance with the minimum market value requirement set forth in the Nasdaq rules for continued listing on the Nasdaq (the "Minimum Market Value Rule"). The Company subsequently announced on May 10, 2018 that it has received written notification that it had regained compliance with the Minimum Market Value Rule.

        On April 11, 2018, the Company announced that it had received U.S.$7,132,488 in proceeds from investor initiated exercises of 4,885,266 of the Series C Warrants issued pursuant to the 2017 Public Transaction, leaving 5,388,706 Series C Warrants outstanding at that time. Each Series C Warrant was exercised at an exercise price equal to U.S.$1.46.

        On April 30, 2018, the Company announced that it had received U.S.$4,666,099 in proceeds from additional investor initiated exercised of 3,195,958 of the Series C Warrants issued pursuant to the 2017 Public Transaction, leaving 2,192,748 Series C Warrants outstanding at that time. Each Series C Warrant was exercised at an exercise price equal to U.S.$1.46.

        On May 15, 2018, the Company announced it was urging the shareholders of record to vote for the proposal authorizing the Board to effect a reverse stock split at the upcoming Annual General and Special Meeting of Shareholders, in order to best meet the needs of the Company and the shareholders.

        On May 25, 2018, the Company announced it had a successfully generated increased interest with European physicians in either participating in the ongoing Tiara clinical trials or in using the Reducer for their patients suffering from refractory angina at the EuroPCR, the annual meeting of the European Association of Percutaneous Cardiovascular Interventions of the European Society of Cardiology.

        On June 4, 2018, the Company announced results of the Annual General and Special Meeting of Shareholders held on June 4, 2018. At the Meeting, the shareholders of the Company re-elected board members, approved amendments to the Company's stock option plan and the unallocated options thereunder, approved the Company's reverse stock split (common share consolidation) and re-appointed the auditors of the Company.

        On June 20, 2018, the Company announced the first U.S. patient had been implanted with a Reducer under compassionate use. The compassionate use case was conducted by Dr. Gerald Koenig, along with Dr. Ryan Gindi and colleagues, of the Division of Cardiology at Henry Ford Hospital in Detroit, Michigan.

        On June 21, 2018, the Company announced that the Tiara transcatheter mitral valve replacement device was featured in a "Live Case" broadcast at the 11th Annual Transcatheter Valve Therapy Conference. In a live case broadcast to the main arena of the conference, Dr. Anson Cheung, and Dr. John G. Webb of St. Paul's Hospital (Vancouver, Canada) successfully implanted a 40mm Tiara transcatheter mitral valve in a patient suffering from severe mitral regurgitation.

        On July 2, 2018, the Company announced that the Tiara and the Reducer were featured in presentations at the CSI Frankfurt 2018 conference held on June 27-30, 2018 in Frankfurt, Germany.

RISK FACTORS

        Investing in our securities is highly speculative and involves significant risks. In addition to the other information included, or incorporated by reference in this prospectus or any applicable prospectus supplement, you should carefully consider the risks described below before purchasing our securities. If any of the following risks actually occur, our business, financial condition and results of operations could materially suffer. As a result, the trading price of our securities, including our Common Shares, could decline, and you might lose all or part of your investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition and results of operations. You should also refer to the other information set forth or incorporated by reference in this prospectus or any applicable prospectus supplement, including our consolidated financial statements and related notes.

 Risks Relating to Our Business

        Investors should carefully consider the risks described under the heading "Risk Factors" in our Annual Report on Form 20-F and our other publicly filed documents which are incorporated herein by reference, as well as the risk factors described under the heading "Risk Factors" in any applicable prospectus supplement. See "Documents Incorporated by Reference".

We have a history of negative operating cash flow and may continue to experience negative operating cash flow.

        We had negative operating cash flow for the financial years ended December 31, 2017 and December 31, 2016. We anticipate that we will continue to have negative cash flow until such time, if at all, that profitable commercial production is achieved with either the Reducer or Tiara products. To the extent that we have negative cash flow in future periods we may need to allocate a portion of our cash reserves to fund such negative cash flow. We may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that additional capital or other types of financing will be available when needed or that these financings will be on terms favourable to us.

Risks Relating to the Offering

Our Common Share price has experienced volatility and may be subject to fluctuation in the future.

        The market prices for the securities of medical device companies, including our own, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of our business, certain factors such as our announcements, competition from new therapeutic products or technological innovations, government regulations, fluctuations in our operating results, results of clinical trials, public concern regarding the safety of drugs generally, general market conditions and developments in patent and proprietary rights can have an adverse impact on the market price of our Common Shares. The price of our Common Shares has experienced significant volatility resulting from the issuance and subsequent exercises or conversions, as applicable, of securities issued in connection with the 2017 Financings. For example, since June 1, 2017, the closing price of our Common Shares on the TSX has ranged from a high of C$2.32 to a low of C$0.035 and on the Nasdaq has ranged from a high of U.S.$1.88 to a low of U.S.$0.028.

        Any negative change in the public's perception of our prospects could cause the price of our securities, including the price of our Common Shares, to decrease dramatically. Furthermore, any negative change in the public's perception of the prospects of medical device companies in general or future exercises or conversions of the securities issued in connection with the 2017 Financings could depress the price of our securities, including the price of our Common Shares, regardless of our results. Following declines in the market price of a company's securities, securities class-action litigation is often instituted. Litigation of this type, if instituted, could result in substantial costs and a diversion of our management's attention and resources.

Future issuances of equity securities by us or sales by our existing shareholders may cause the price of our securities to fall.

        The market price of our equity securities could decline as a result of issuances of securities by us or sales by our existing shareholders of Common Shares in the market, or the perception that these sales could occur, during the currency of this prospectus. Sales of our Common Shares by shareholders pursuant to this prospectus or otherwise might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate. The price of our Common Shares has experienced significant volatility resulting from the issuance and subsequent exercises or conversions as applicable, of securities issued in connection with the 2017 Financings. For a description of the risks associated with the securities issued pursuant to the 2017 Financings, the dilution to date and the potential dilution in the future due to such exercises or conversions, see the Company's Annual Report on Form 20-F and Management's Discussion and Analysis for the quarter ended March 31, 2018, which are incorporated by reference herein. With any additional sale or issuance of equity securities, including following future exercises of conversions of the securities issued in connection with the 2017 Financings, investors will suffer dilution of their voting power and may experience dilution in earnings per share.

There is currently no market through which our securities, other than our Common Shares, may be sold.

        There is currently no market through which our securities, other than our Common Shares, may be sold and, unless otherwise specified in the applicable prospectus supplement, our preferred shares, debt securities, subscription receipts, units and warrants will not be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell preferred shares, debt securities, subscription receipts, units or warrants purchased under this prospectus. This may affect the pricing of our securities, other than our Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for our securities, other than our Common Shares, will develop or, if developed, that any such market will be sustained.

You may be unable to enforce actions against us, certain of our directors and officers, or the experts named in this prospectus under U.S. federal securities laws.

        We are a company continued under the federal laws of Canada. Most of our directors and officers, as well as the experts named in this prospectus, reside principally in Canada. Because all or a substantial portion of our assets and the assets of these persons are located outside of the United States, it may not be possible for you to effect service of process within the United States upon us or those persons. Furthermore, it may not be possible for you to enforce against us or those persons in the United States, judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon U.S. federal securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws. Therefore, it may not be possible to enforce those actions against us, certain of our directors and officers or the experts named in this prospectus.

The debt securities will be unsecured and will rank equally in right of payment with all of our other future unsecured debt.

        The debt securities will be unsecured and will rank equally in right of payment with all of our other existing and future unsecured debt. The debt securities will be effectively subordinated to all of our existing and future secured debt, including the Notes, to the extent of the assets securing such debt. If we are involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of unsecured debt securities including the debt securities. In that event, a holder of debt securities may not be able to recover any principal or interest due to it under the debt securities.

We will have broad discretion in the use of the net proceeds of an offering of our securities and may not use them to effectively manage our business.

        We will have broad discretion over the use of the net proceeds from an offering of our securities. Because of the number and variability of factors that will determine our use of such proceeds, our ultimate use might vary substantially from our planned use. You may not agree with how we allocate or spend the proceeds from an offering of our securities. We may pursue acquisitions, collaborations or clinical trials that do not result in an increase in the market value of our securities, including the market value of our Common Shares, and may increase our losses.

We do not intend to pay dividends in the foreseeable future.

        We have never declared or paid any dividends on our Common Shares. We intend, for the foreseeable future, to retain our future earnings, if any, to finance our commercial activities and further research and the expansion of our business. The payment of future dividends, if any, will be reviewed periodically by our board of directors and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund our commercial activities, development and growth, and other factors that our board of directors may consider appropriate in the circumstances.

We may be treated as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences for U.S. investors.

        U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences in the event that we are classified as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes. The determination of whether we are a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of our income, expenses and assets from time to time and the nature of the activities performed by our officers and employees. Prospective investors should carefully read the tax discussion in any applicable prospectus supplement for more information and consult their own tax advisors regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse U.S. federal income tax consequences but may result in an inclusion in gross income without receipt of such income.

USE OF PROCEEDS

        Unless we otherwise indicate in a prospectus supplement, we currently intend to use the net proceeds from the sale of our securities to advance our business objectives outlined above under "Our Strategy". More detailed information regarding the use of proceeds from the sale of securities, including any determinable milestones at the applicable time, will be described in any applicable prospectus supplement.

PRIOR SALES

        The following table sets forth information in respect of our Common Shares that we issued upon the exercise of options granted under our incentive stock option plan during the previous twelve month period.

Exercise Date	Number of Shares	Exercise Price
August 24, 2017	13,343	C$	0.01
September 25, 2017	10,000	C$	1.30
November 30, 2017	17,359	C$	1.00
January 28, 2018	49,954	C$	0.01

	90,656

        The following table sets forth information in respect of options to acquire our Common Shares that we granted under our incentive stock option plan during the previous twelve month period.

Grant Date	Number of Options	Grant Price
June 28, 2017	100,000	C$	1.83
January 24, 2018	4,573,000		$0.63
March 31, 2018	1,055,000		$0.06

	5,728,000

        The following table sets forth information in respect of securities that we issued, other than on exercise of stock options as set out above, during the previous twelve month period:

Issuance Date	Type of Security	Number of Securities		Issue Price
November 17, 2017	Common Shares	22,102,538	(1)	$1.46
November 17, 2017	Series A Warrants	25,676,368	(1)	Nil
November 17, 2017	Series B Warrants	25,676,368	(1)	Nil
November 17, 2017	Series C Warrants	10,273,972	(1)	Nil
November 17, 2017	Series D Warrants	3,573,830	(1)	Nil
November 17, 2017	Series E Warrants	22,431,506	(3)	Nil

Issuance Date	Type of Security	Number of Securities		Issue Price
November 17, 2017	Notes	$32,750,000	(3)	$32,750,000	(2)
November 17, 2017	Series F Warrants	22,431,506	(1)	Nil
December 27, 2017	Common Shares issued on exercise of 1,847,989 Series D Warrants	1,874,989		$1.46
January 23, 2018	Common Shares issued on exercise of 1,000 Series F Warrants	2,495		Nil	(4)
January 30, 2018	Common Shares issued on exercise of 1,698,841 Series D Warrants	1,698,841		$1.46
February 8, 2018	Common Shares issued on exercise of 150,000 Series F Warrants	493,302		Nil	(4)
February 9, 2018	Common Shares issued on exercise of 320,000 Series F Warrants	1,207,736		Nil	(4)
February 10, 2018	Common Shares issued on exercise of 320,000 Series F Warrants	1,409,906		Nil	(4)
February 13, 2018	Common Shares issued on exercise of 320,000 Series F Warrants	1,409,906		Nil	(4)
February 14, 2018	Common Shares issued on exercise of 420,000 Series F Warrants	1,961,220		Nil	(4)
February 15, 2018	Common Shares issued on exercise of 520,000 Series F Warrants	2,738,375		Nil	(4)
February 16, 2018	Common Shares issued on exercise of 320,000 Series F Warrants	1,779,764		Nil	(4)
February 20, 2018	Common Shares issued on exercise of 320,000 Series F Warrants	1,782,068		Nil	(4)
February 21, 2018	Common Shares issued on exercise of 320,000 Series F Warrants	1,897,892		Nil	(4)
February 26, 2018	Common Shares issued on exercise of 815,000 Series F Warrants	5,541,976		Nil	(4)
February 27, 2018	Common Shares issued on exercise of 175,000 Series F Warrants	1,361,354		Nil	(4)
February 28, 2018	Common Shares issued on exercise of 180,000 Series F Warrants	1,533,966		Nil	(4)
March 1, 2018	Common Shares issued on exercise of 480,000 Series F Warrants	4,090,576		Nil	(4)
March 1, 2018	Common Shares issued on exercise of 958,252 Series B Warrants	8,166,252		Nil	(4)
March 2, 2018	Common Shares issued on exercise of 240,000 Series F Warrants	2,045,288		Nil	(4)
March 2, 2018	Common Shares issued on exercise of 996,237 Series B Warrants	8,489,964		Nil	(4)
March 5, 2018	Common Shares issued on exercise of 240,000 Series F Warrants	2,045,288		Nil	(4)
March 6, 2018	Common Shares issued on exercise of 480,000 Series F Warrants	4,090,576		Nil	(4)
March 7, 2018	Common Shares issued on exercise of 600,000 Series F Warrants	5,250,462		Nil	(4)
March 7, 2018	Common Shares issued on exercise of 1,185,917 Series B Warrants	10,377,688		Nil	(4)
March 8, 2018	Common Shares issued on exercise of 1,080,000 Series F Warrants	9,450,831		Nil	(4)
March 9, 2018	Common Shares issued on exercise of 1,330,382 Series B Warrants	11,641,869		Nil	(4)

Issuance Date	Type of Security	Number of Securities	Issue Price
March 9, 2018	Common Shares issued on exercise of 2,400,000 Series F Warrants	21,001,847	Nil	(4)
March 13, 2018	Common Shares issued on exercise of 2,277,846 Series F Warrants	21,039,304	Nil	(4)
March 14, 2018	Common Shares issued on exercise of 1,440,000 Series F Warrants	16,835,296	Nil	(4)
March 15, 2018	Common Shares issued on exercise of 1,658,088 Series F Warrants	21,210,177	Nil	(4)
March 16, 2018	Common Shares issued on exercise of 1,080,000 Series F Warrants	16,752,735	Nil	(4)
March 19, 2018	Common Shares issued on exercise of 2,253,255 Series F Warrants	34,952,020	Nil	(4)
March 20, 2018	Common Shares issued on exercise of 800,000 Series B Warrants	12,409,432	Nil	(4)
March 20, 2018	Common Shares issued on exercise of 1,570,656 Series F Warrants	24,363,688	Nil	(4)
March 21, 2018	Common Shares issued on exercise of 1,200,000 Series B Warrants	19,009,989	Nil	(4)
March 21, 2018	Common Shares issued on exercise of 694,372 Series F Warrants	11,000,002	Nil	(4)
March 22, 2018	Common Shares issued on exercise of 800,000 Series B Warrants	13,490,196	Nil	(4)
March 22, 2018	Common Shares issued on exercise of 366,443 Series F Warrants	6,179,236	Nil	(4)
March 23, 2018	Common Shares issued on exercise of 1,600,000 Series B Warrants	26,980,392	Nil	(4)
March 26, 2018	Common Shares issued on exercise of 400,000 Series B Warrants	6,745,098	Nil	(4)
March 27, 2018	Common Shares issued on exercise of 1,900,000 Series B Warrants	32,039,216	Nil	(4)
April 2, 2018	Common Shares issued on exercise of 2,700,000 Series B Warrants	77,615,280	Nil	(4)
April 3, 2018	Common Shares issued on exercise of 900,000 Series B Warrants	28,231,656	Nil	(4)
April 4, 2018	Common Shares issued on exercise of 1,500,000 Series B Warrants	66,862,745	Nil	(4)
April 5, 2018	Common Shares issued on exercise of 600,000 Series B Warrants	31,217,448	Nil	(4)
April 6, 2018	Common Shares issued on exercise of Series C Warrants	700,000	$1.46
April 6, 2018	Series A Warrants issued on exercise of Series C Warrants	700,000	Nil
April 6, 2018	Series B Warrants issued on exercise of Series C Warrants	700,000	Nil
April 6, 2018	Common Shares issued on exercise of 1,078,938 Series B Warrants	56,136,152	Nil	(4)
April 9, 2018	Common Shares issued on exercise of Series C Warrants	1,400,000	$1.46
April 9, 2018	Series A Warrants issued on exercise of Series C Warrants	1,400,000	Nil
April 9, 2018	Series B Warrants issued on exercise of Series C Warrants	1,400,000	Nil

Issuance Date	Type of Security	Number of Securities	Issue Price
April 9, 2018	Common Shares issued on exercise of 1,658,362 Series B Warrants	86,283,050	Nil	(4)
April 10, 2018	Common Shares issued on exercise of Series C Warrants	1,400,000	$1.46
April 10, 2018	Series A Warrants issued on exercise of Series C Warrants	1,400,000	Nil
April 10, 2018	Series B Warrants issued on exercise of Series C Warrants	1,400,000	Nil
April 10, 2018	Common Shares issued on exercise of 1,650,000 Series B Warrants	85,847,982	Nil	(4)
April 10, 2018	Common Shares issued on exercise of 828,938 Series F Warrants	43,128,884	Nil	(4)
April 11, 2018	Common Shares issued on exercise of Series C Warrants	1,385,266	$1.46
April 11, 2018	Series A Warrants issued on exercise of Series C Warrants	1,385,266	Nil
April 11, 2018	Series B Warrants issued on exercise of Series C Warrants	1,385,266	Nil
April 11, 2018	Common Shares issued on exercise of 500,000 Series B Warrants	26,014,540	Nil	(4)
April 11, 2018	Common Shares issued on exercise of 560,908 Series F Warrants	29,183,528	Nil	(4)
April 12, 2018	Common Shares issued on exercise of 1,600,000 Series B Warrants	83,246,528	Nil	(4)
April 13, 2018	Common Shares issued on exercise of Series C Warrants	1,373,433	$1.46
April 13, 2018	Series A Warrants issued on exercise of Series C Warrants	1,373,433	Nil
April 13, 2018	Series B Warrants issued on exercise of Series C Warrants	1,373,433	Nil
April 13, 2018	Common Shares issued on exercise of 1,308,661 Series B Warrants	68,088,421	Nil	(4)
April 16, 2018	Common Shares issued on exercise of 800,000 Series B Warrants	41,623,264	Nil	(4)
April 16, 2018	Common Shares issued on conversion of $10,000 of Notes	331,346	$0.030
April 17, 2018	Common Shares issued on exercise of Series C Warrants	1,822,525	$1.46
April 17, 2018	Series A Warrants issued on exercise of Series C Warrants	1,822,525	Nil
April 17, 2018	Series B Warrants issued on exercise of Series C Warrants	1,822,525	Nil
April 17, 2018	Common Shares issued on exercise of 7,039,202 Series B Warrants	366,243,215	Nil	(4)
April 17, 2018	Common Shares issued on conversion of $3,000,000 of Notes	99,403,579	$0.030
April 18, 2018	Common Shares issued on conversion of $215,000 of Notes	6,080,317	$0.035
April 18, 2018	Common Shares issued on conversion of $350,000 of Notes	10,558,070	$0.033
April 18, 2018	Common Shares issued on conversion of $350,000 of Notes	10,558,070	$0.033

Issuance Date	Type of Security	Number of Securities		Issue Price
May 3, 2018	Common Shares issued on exercise of 52,137 Series B Warrants	2,470,806	(1)	Nil	(4)
May 9, 2018	Common Shares issued on exercise of Series C Warrants	370,046		$1.46
May 9, 2018	Series A Warrants issued on exercise of Series C Warrants	370,046		Nil
May 9, 2018	Series B Warrants issued on exercise of Series C Warrants	370,046		Nil
May 9, 2018	Common Shares issued on exercise of 1,535,652 Series B Warrants	72,771,752		Nil	(4)
May 11, 2018	Common Shares issued on conversion of $250,000 of Notes	7,541,479		$0.033
May 18, 2018	Common Shares issued on exercise of 33,978 Series B Warrants	2,049,582		Nil	(4)
May 24, 2018	Common Shares issued on conversion of $802,500 of Notes	30,653,173		$0.026
May 29, 2018	Common Shares issued on exercise of Series C Warrants	500,510		$1.46
May 29, 2018	Series A Warrants issued on exercise of Series C Warrants	500,510		Nil
May 29, 2018	Series B Warrants issued on exercise of Series C Warrants	500,510		Nil
May 29, 2018	Common Shares issued on exercise of 500,510 Series B Warrants	30,191,191		Nil	(4)
May 29, 2018	Common Shares issued on conversion of $300,000 of Notes	11,459,130		$0.026
June 22, 2018	Common Shares issued on conversion of $300,000 of Notes	11,273,958		$0.027
June 25, 2018	Common Shares issued on conversion of $100,000 of Notes	3,757,986		$0.027

(1)
Issued pursuant to the 2017 Public Transaction

(2)
Aggregate principal amount of Notes

(3)
Issued pursuant to the 2017 Private Placement

(4)
Issued pursuant to the Alternate Net Number cashless exercise formula (see "Description of Share Capital — Common Shares")

        No other Common Shares, preferred shares, debt securities or warrants, or securities exchangeable or convertible into Common Shares, preferred shares, debt securities or warrants have been issued during the twelve month period preceding the date of this prospectus.

 MARKET FOR SECURITIES

        Our Common Shares are listed on the TSX in Canada and on the Nasdaq in the United States, under the trading symbol NVCN.

        The following table sets forth, for the periods indicated, the reported high, low and closing prices (in Canadian dollars) and volume traded on the TSX.

Month	High		Low		End		Total Volume
July 2017	C$	1.88	C$	1.19	C$	1.34	481,018
August 2017	C$	1.50	C$	0.87	C$	0.98	529,127
September 2017	C$	2.32	C$	0.91	C$	2.11	1,858,258
October 2017	C$	2.23	C$	1.64	C$	1.89	444,982
November 2017	C$	2.12	C$	0.97	C$	1.01	2,808,611
December 2017	C$	1.07	C$	0.70	C$	0.75	1,716,619
January 2018	C$	0.98	C$	0.63	C$	0.66	4,555,199
February 2018	C$	0.70	C$	0.23	C$	0.29	10,522,355
March 2018	C$	0.34	C$	0.07	C$	0.08	89,570,891
April 2018	C$	0.11	C$	0.04	C$	0.05	196,711,455
May 2018	C$	0.07	C$	0.04	C$	0.04	124,328,897
June 2018	C$	0.06	C$	0.04	C$	0.06	42,878,349
July 1 – 11, 2018	C$	0.06	C$	0.05	C$	0.05	9,970,308

        Our Common Shares began trading on the Nasdaq on May 21, 2014. The following table sets forth, for the periods indicated, the reported high, low and closing prices (in U.S. dollars) and volume traded on the Nasdaq.

Month	High	Low	End	Total Volume
July 2017	$1.42	$0.96	$1.10	498,822
August 2017	$1.18	$0.71	$0.79	593,841
September 2017	$1.88	$0.73	$1.70	2,772,092
October 2017	$1.77	$1.31	$1.48	602,587
November 2017	$1.67	$0.70	$0.78	2,964,536
December 2017	$0.80	$0.54	$0.60	1,591,034
January 2018	$0.72	$0.50	$0.55	5,005,371
February 2018	$0.57	$0.19	$0.24	14,704,591
March 2018	$0.27	$0.05	$0.06	216,643,884
April 2018	$0.08	$0.03	$0.04	400,305,977
May 2018	$0.05	$0.03	$0.03	224,151,416
June 2018	$0.05	$0.03	$0.04	71,105,902
July 1 – 11, 2018	$0.04	$0.04	$0.04	17,008,626

EARNINGS COVERAGE

        If we offer debt securities having a term to maturity in excess of one year or preferred shares under this prospectus and any applicable prospectus supplement, the applicable prospectus supplement will include earnings coverage ratios giving effect to the issuance of such securities.

CONSOLIDATED CAPITALIZATION

        Since March 31, 2018, the date of our financial statements for the most recently completed financial period, there have been no material changes in our consolidated share and loan capital other than as outlined under "Prior Sales". For information on the issuance of shares pursuant to the exercise of options pursuant to our incentive stock option plan and exercise or conversion of the Warrants and Notes, see "Prior Sales".

 DESCRIPTION OF SHARE CAPITAL

Common Shares

        The Company is authorized to issue an unlimited number of Common Shares without par value. As of July 10, 2018, there were 1,875,216,663 Common Shares issued and outstanding and 10,087,351 Common Shares issuable upon exercise of outstanding stock options. Taking into account the total number of Warrants and principal amount of the Notes remaining outstanding and assuming full exercise of the outstanding Warrants and conversion of the Notes if the Market Price (as defined below) of the Common Shares were $0.0367 per Common Share (being the closing price of the Common Shares on the Nasdaq on July 10, 2018) on the date of exercise and conversion, including exercise of the Series B Warrants using the Alternate Net Number (as defined below) mechanism and conversion of the outstanding Notes using the Alternate Conversion Price (as defined below) mechanism, the maximum number of Common Shares issuable would be 1,003,836,296 representing approximately 54% of Neovasc's current issued and outstanding number of Common Shares. If the Market Price of the Common Shares on the date of exercise reduces to a point lower than the closing price of the Common Shares on July 10, 2018, the future-priced conversion or exercise provisions contained in the Notes and certain of the Warrants would result in a further increase in the number of shares issuable. For a description of the risks associated with the securities issued pursuant to the 2017 Financings, see the Company's Annual Report on Form 20-F and Management's Discussion and Analysis for the quarter ended March 31, 2018, which are incorporated by reference herein.

        The "Alternate Net Number" is equal to the product of (i) the quotient obtained by dividing (x) the total number of Series B Warrant Shares with respect to which the Series B Warrant is being exercised and (y) the maximum number of Series B Warrant Shares (as adjusted for share splits, share dividends, share combinations, recapitalizations or other similar events) initially issuable upon a cash exercise of the Series B Warrant on the date of issuance and (ii) the quotient obtained by dividing (A) the difference obtained by subtracting (x) the lowest daily volume weighted average price during the ten trading days period ending on and including such exercise date (the "Market Price") from (y) the exercise price as of the subscription date (as adjusted for share splits, share dividends, share combinations, recapitalizations or other similar events) by (B) 85% of the Market Price. The "Alternate Conversion Price" equals 85% of the lowest volume weighted average price of the Common Shares during the ten consecutive trading day period ending and including the date of delivery or deemed delivery of the applicable conversion notice.

        The Common Shares all have equal voting rights and are entitled to receive notice of any shareholders meeting at which they have the right to vote. Subject to the rights of any other class of shares, upon any liquidation, dissolution, winding-up or other distribution of the Company's assets, the holders of Common Shares are entitled to participate equally.

Preferred Shares

        The Company is also authorized to issue an unlimited number of preferred shares, which do not have voting rights and are not entitled to receive notice of any shareholders' meetings. Upon liquidation, dissolution, winding-up or other distribution of the Company's assets, the holders of preferred shares are entitled to participate in priority to the holders of Common Shares. The preferred shares may be issued in series and the Company's board of directors may attach special rights, privileges, restrictions or conditions to any preferred shares. There were no preferred shares issued and outstanding as of July 10, 2018.

Other Securities

        For a description of the securities issued pursuant to the 2017 Financings, see "Recent Developments" herein and the Company's Annual Report on Form 20-F, which is incorporated by reference herein.

 DESCRIPTION OF DEBT SECURITIES

        In this description of debt securities, "we", "us", "our" or "Neovasc" refer to Neovasc Inc., but not to its subsidiaries. This section describes the general terms that will apply to any debt securities issued pursuant to this prospectus. We may issue debt securities in one or more series under an indenture, or the indenture, to be entered into between us and one or more trustees. The indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended (the "Trust Indenture Act") and the CBCA. A copy of the form of the indenture will be filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part. The following description sets forth certain general terms and provisions of the debt securities and is not intended to be complete. For a more complete description, prospective investors should refer to the indenture and the terms of the debt securities. If debt securities are issued, we will describe in the applicable prospectus supplement the particular terms and provisions of any series of the debt securities and a description of how the general terms and provisions described below may apply to that series of the debt securities. Prospective investors should rely on information in the applicable prospectus supplement and not on the following information to the extent that the information in such prospectus supplement is different from the following information.

        We may issue debt securities and incur additional indebtedness other than through the offering of debt securities pursuant to this prospectus.

General

        The indenture will not limit the aggregate principal amount of debt securities that we may issue under the indenture and will not limit the amount of other indebtedness that we may incur. The indenture will provide that we may issue debt securities from time to time in one or more series and may be denominated and payable in U.S. dollars, Canadian dollars or any foreign currency. Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be our unsecured obligations. The indenture will also permit us to increase the principal amount of any series of the debt securities previously issued and to issue that increased principal amount.

        The applicable prospectus supplement for any series of debt securities that we offer will describe the specific terms of the debt securities and may include, but is not limited to, any of the following:

  •
  the title of the debt securities;

  •
  the aggregate principal amount of the debt securities;

  •
  the percentage of principal amount at which the debt securities will be issued;

  •
  whether payment on the debt securities will be senior or subordinated to our other liabilities or obligations;

  •
  whether the payment of the debt securities will be guaranteed by any other person;

  •
  the date or dates, or the methods by which such dates will be determined or extended, on which we may issue the debt securities and the date or dates, or the methods by which such dates will be determined or extended, on which we will pay the principal and any premium on the debt securities and the portion (if less than the principal amount) of debt securities to be payable upon a declaration of acceleration of maturity;

  •
  whether the debt securities will bear interest, the interest rate (whether fixed or variable) or the method of determining the interest rate, the date from which interest will accrue, the dates on which we will pay interest and the record dates for interest payments, or the methods by which such dates will be determined or extended;

  •
  the place or places we will pay principal, premium, if any, and interest and the place or places where debt securities can be presented for registration of transfer or exchange;

  •
  whether and under what circumstances we will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the debt securities, and whether and on what terms we will have the option to redeem the debt securities rather than pay the additional amounts;

  •
  whether we will be obligated to redeem or repurchase the debt securities pursuant to any sinking or purchase fund or other provisions, or at the option of a holder and the terms and conditions of such redemption;

  •
  whether we may redeem the debt securities at our option and the terms and conditions of any such redemption;

  •
  the denominations in which we will issue any registered debt securities, if other than denominations of U.S.$1,000 and any multiple of U.S.$l,000 and, if other than denominations of U.S.$5,000, the denominations in which any unregistered debt security shall be issuable;

  •
  whether we will make payments on the debt securities in a currency or currency unit other than U.S. dollars or by delivery of our Common Shares or other property;

  •
  whether payments on the debt securities will be payable with reference to any index or formula;

  •
  whether we will issue the debt securities as global securities and, if so, the identity of the depositary for the global securities;

  •
  whether we will issue the debt securities as unregistered securities (with or without coupons), registered securities or both;

  •
  the periods within which and the terms and conditions, if any, upon which we may redeem the debt securities prior to maturity and the price or prices of which and the currency or currency units in which the debt securities are payable;

  •
  any changes or additions to events of default or covenants;

  •
  the applicability of, and any changes or additions to, the provisions for defeasance described under "Defeasance" below;

  •
  whether the holders of any series of debt securities have special rights if specified events occur;

  •
  any mandatory or optional redemption or sinking fund or analogous provisions;

  •
  the terms, if any, for any conversion or exchange of the debt securities for any other securities;

  •
  rights, if any, on a change of control;

  •
  provisions as to modification, amendment or variation of any rights or terms attaching to the debt securities; and

  •
  any other terms, conditions, rights and preferences (or limitations on such rights and preferences) including covenants and events of default which apply solely to a particular series of the debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to the debt securities which do not apply to a particular series of the debt securities.

        Unless stated otherwise in the applicable prospectus supplement, no holder of debt securities will have the right to require us to repurchase the debt securities and there will be no increase in the interest rate if we become involved in a highly leveraged transaction or we have a change of control.

        We may issue debt securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and offer and sell these securities at a discount below their stated principal amount. We may also sell any of the debt securities for a foreign currency or currency unit, and payments on the debt securities may be payable in a foreign currency or currency unit. In any of these cases, we will describe certain Canadian federal and U.S. federal income tax consequences and other special considerations in the applicable prospectus supplement.

        We may issue debt securities with terms different from those of debt securities previously issued and, without the consent of the holders thereof, we may reopen a previous issue of a series of debt securities and issue additional debt securities of such series (unless the reopening was restricted when such series was created).

Ranking and Other Indebtedness

        Unless otherwise indicated in an applicable prospectus supplement, our debt securities will be unsecured obligations and will rank equally with all of our other unsecured and unsubordinated debt from time to time outstanding and equally with other securities issued under the indenture. The debt securities will be structurally subordinated to all existing and future liabilities, including trade payables, of our subsidiaries.

        Our board of directors may establish the extent and manner, if any, to which payment on or in respect of a series of debt securities will be senior or will be subordinated to the prior payment of our other liabilities and obligations and whether the payment of principal, premium, if any, and interest, if any, will be guaranteed by any other person and the nature and priority of any security.

Debt Securities in Global Form

The Depositary and Book-Entry

        Unless otherwise specified in the applicable prospectus supplement, a series of the debt securities may be issued in whole or in part in global form as a "global security" and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for the debt securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

        The specific terms of the depositary arrangement with respect to any portion of a particular series of the debt securities to be represented by a global security will be described in the applicable prospectus supplement relating to such series. We anticipate that the provisions described in this section will apply to all depositary arrangements.

        Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the debt securities represented by the global security to the accounts of such persons, designated as "participants", having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the debt securities or by us if such debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

        So long as the depositary for a global security or its nominee is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the debt securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the debt securities in definitive form and will not be considered the owners or holders thereof under the indenture.

        Any payments of principal, premium, if any, and interest, if any, on global securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such debt securities. None of us, the trustee or any paying agent for the debt securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium, if any, or interest, if any, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

Discontinuance of Depositary's Services

        If a depositary for a global security representing a particular series of the debt securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue such series of the debt securities in definitive form in exchange for a global security representing such series of the debt securities. If an event of default under the indenture has occurred and is continuing, debt securities in definitive form will be printed and delivered upon written request by the holder to the trustee. In addition, we may at any time and in our sole discretion determine not to have a series of the debt securities represented by a global security and, in such event, will issue a series of the debt securities in definitive form in exchange for all of the global securities representing that series of debt securities.

Debt Securities in Definitive Form

        A series of the debt securities may be issued in definitive form, solely as registered securities, solely as unregistered securities or as both registered securities and unregistered securities. Registered securities will be issuable in denominations of U.S.$1,000 and integral multiples of U.S.$1,000 and unregistered securities will be issuable in denominations of U.S.$5,000 and integral multiples of U.S.$5,000 or, in each case, in such other denominations as may be set out in the terms of the debt securities of any particular series. Unless otherwise indicated in the applicable prospectus supplement, unregistered securities will have interest coupons attached.

        Unless otherwise indicated in the applicable prospectus supplement, payment of principal, premium, if any, and interest, if any, on the debt securities (other than global securities) will be made at the office or agency of the trustee, or at our option we can pay principal, interest, if any, and premium, if any, by check mailed or delivered to the address of the person entitled at the address appearing in the security register of the trustee or electronic funds wire or other transmission to an account of the person entitled to receive payments. Unless otherwise indicated in the applicable prospectus supplement, payment of interest, if any, will be made to the persons in whose name the debt securities are registered at the close of business on the day or days specified by us.

        At the option of the holder of debt securities, registered securities of any series will be exchangeable for other registered securities of the same series, of any authorized denomination and of a like aggregate principal amount and tenor. If, but only if, provided in an applicable prospectus supplement, unregistered securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor. In such event, unregistered securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such unregistered security, but will be payable only to the holder of such coupon when due in accordance with the terms of the indenture. Unless otherwise specified in an applicable prospectus supplement, unregistered securities will not be issued in exchange for registered securities.

        The applicable prospectus supplement may indicate the places to register a transfer of the debt securities in definitive form. Except for certain restrictions set forth in the indenture, no service charge will be payable by the holder for any registration of transfer or exchange of the debt securities in definitive form, but we may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

        We shall not be required to:

  •
  issue, register the transfer of or exchange any series of the debt securities in definitive form during a period beginning at the opening of business 15 days before any selection of securities of that series of the debt securities to be redeemed and ending on the relevant redemption date if the debt securities for which such issuance, registration or exchange is requested may be among those selected for redemption;

  •
  register the transfer of or exchange any registered security in definitive form, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

  •
  exchange any unregistered security called for redemption except to the extent that such unregistered security may be exchanged for a registered security of that series and like tenor; provided that such registered security will be simultaneously surrendered for redemption with written instructions for payment consistent with the provisions of the indenture; or

  •
  issue, register the transfer of or exchange any of the debt securities in definitive form which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

Merger, Amalgamation or Consolidation

        The indenture will provide that we may not consolidate with or amalgamate or merge with or into any other person, enter into any statutory arrangement with any person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless among other items:

  •
  we are the surviving person, or the resulting, surviving or transferee person, if other than us, is organized and existing under the laws of the United States, any state thereof or the District of Columbia, Canada, or any province or territory thereof, or, if the amalgamation, merger, consolidation, statutory arrangement or other transaction would not impair the rights of holders, any other country;

  •
  the successor person (if not us) assumes all of our obligations under the debt securities and the indenture; and

  •
  we or such successor person will not be in default under the indenture immediately after the transaction.

        When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the debt securities and the indenture.

Additional Amounts

        Unless otherwise specified in the applicable prospectus supplement, all payments made by or on behalf of us under or with respect to the debt securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other government charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax, or Canadian Taxes, unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency.

        If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the debt securities, we will pay as additional interest such additional amounts, or the additional amounts, as may be necessary so that the net amount received by a holder of the debt securities after such withholding or deduction will not be less than the amount such holder of the debt securities would have received if such Canadian Taxes had not been withheld or deducted (a similar payment will also be made to holders of the debt securities, other than excluded holders (as defined herein), that are exempt from withholding but required to pay tax under Part XIII of the Income Tax Act (Canada) (the "ITA"), directly on amounts otherwise subject to withholding); provided, however, that no additional amounts will be payable with respect to a payment made to a holder of the debt securities, or an excluded holder, in respect of the beneficial owner thereof:

  •
  with which we do not deal at arm's length (for purposes of the ITA) at the time of the making of such payment;

  •
  which is subject to such Canadian Taxes by reason of the debt securities holder's failure to comply with any certification, identification, information, documentation or other reporting requirement if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes;

  •
  which is subject to such Canadian Taxes by reason of the debt securities holder being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of the debt securities or the receipt of payments thereunder; or

  •
  which is subject to such Canadian Taxes because it is not entitled to the benefit of an otherwise applicable tax treaty by reason of the legal nature of such holder of the debt securities.

        We will make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority as and when required in accordance with applicable law. We will pay all taxes, interest and other liabilities which arise by virtue of any failure of us to withhold, deduct and remit to the relevant authority on a timely basis the full amounts required in accordance with applicable law. We will furnish to the holder of the debt securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by us.

        Whenever in the indenture there is mentioned, in any context, the payment of principal, premium, if any, interest or any other payment under or with respect to a debt security, such mention shall be deemed to include mention of the payment of additional amounts to the extent that, in such context, additional amounts are, were or could be payable in respect thereof.

        The foregoing obligations shall survive any termination, defeasance or discharge of the indenture.

Tax Redemption

        If and to the extent specified in the applicable prospectus supplement, the debt securities of a series will be subject to redemption at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if (1) we determine that (a) as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in position regarding application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after a date specified in the applicable prospectus supplement if any date is so specified, we have or will become obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to any debt security of such series as described under "Additional Amounts" or (b) on or after a date specified in the applicable prospectus supplement, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or any political subdivision or taxing authority thereof or therein, including any of those actions specified in (a) above, whether or not such action was taken or decision was rendered with respect to us, or any change, amendment, application or interpretation shall be proposed, which, in any such case, in the written opinion to us of legal counsel of recognized standing, will result in our becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to any debt security of such series and (2) in any such case, we, in our business judgment, determine that such obligation cannot be avoided by the use of reasonable measures available to us; provided however, that (i) no such notice of redemption may be given earlier than 90 days prior to the earliest date on which we would be obligated to pay such additional amounts were a payment in respect of the debt securities then due, and (ii) at the time such notice of redemption is given, such obligation to pay such additional amounts remains in effect. In the event that we elect to redeem the debt securities of such series pursuant to the provisions set forth in the preceding paragraph, we shall deliver to the trustee a certificate, signed by an authorized officer, stating that we are entitled to redeem the debt securities of such series pursuant to their terms.

Provision of Financial Information

        We will file with the trustee, within 20 days after we file or furnish them with the SEC, copies of our annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file or furnish with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

        Notwithstanding that we may not remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will continue to provide the trustee:

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  within 20 days after the time periods required for the filing or furnishing of such forms by the SEC, annual reports on Form 40-F or Form 20-F, as applicable, or any successor form; and

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  within 20 days after the time periods required for the filing of such forms by the SEC, reports on Form 6-K (or any successor form), which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a company with securities listed on the TSX, whether or not we have any of the debt securities listed on such exchange. Each of such reports, to the extent permitted by the rules and regulations of the SEC, will be prepared in accordance with Canadian disclosure requirements and generally accepted accounting principles provided, however, that we shall not be obligated to file or furnish such reports with the SEC if the SEC does not permit such filings.

Events of Default

        Unless otherwise specified in the applicable prospectus supplement relating to a particular series of debt securities, the following is a summary of events which will, with respect to any series of the debt securities, constitute an event of default under the indenture with respect to the debt securities of that series:

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  we fail to pay principal of, or any premium on, any debt security of that series when it is due and payable;

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  we fail to pay interest or any additional amounts payable on any debt security of that series when it becomes due and payable, and such default continues for 30 days;

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  we fail to make any required sinking fund or analogous payment for that series of debt securities;

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  we fail to observe or perform any of the covenants described in the section "— Merger, Amalgamation or Consolidation" for a period of 30 days;

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  we fail to comply with any of our other agreements in the indenture that affect or are applicable to the debt securities for 60 days after written notice by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the outstanding debt securities of any series affected thereby;

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  a default (as defined in any indenture or instrument under which we or one of our subsidiaries has at the time of the indenture relating to this prospectus or will thereafter have outstanding any indebtedness) has occurred and is continuing, or we or any of our subsidiaries has failed to pay principal amounts with respect to such indebtedness at maturity and such event of default or failure to pay has resulted in such indebtedness under such indentures or instruments being declared due, payable or otherwise being accelerated, in either event so that an amount in excess of the greater of U.S.$5,000,000 and 2% of our shareholders' equity will be or become due, payable and accelerated upon such declaration or prior to the date on which the same would otherwise have become due, payable and accelerated, or the accelerated indebtedness, and such acceleration will not be rescinded or annulled, or such event of default or failure to pay under such indenture or instrument will not be remedied or cured, whether by payment or otherwise, or waived by the holders of such accelerated indebtedness, then (i) if the accelerated indebtedness will be as a result of an event of default which is not related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, it will not be considered an event of default for the purposes of the indenture governing the debt securities relating to this prospectus until 30 days after such indebtedness has been accelerated, or (ii) if the accelerated indebtedness will occur as a result of such failure to pay principal or interest or as a result of an event of default which is related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, then (A) if such accelerated indebtedness is, by its terms, non-recourse to us or our subsidiaries, it will be considered an event of default for purposes of the indenture governing the debt securities relating to this prospectus; or (B) if such accelerated indebtedness is recourse to us or our subsidiaries, any requirement in connection with such failure to pay or event of default for the giving of notice or the lapse of time or the happening of any further condition, event or act under such indenture or instrument in connection with such failure to pay or event of default will be applicable together with an additional seven days before being considered an event of default for the purposes of the indenture relating to this prospectus;

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  certain events involving our bankruptcy, insolvency or reorganization; and

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  any other event of default provided for in that series of debt securities.

        A default under one series of debt securities will not necessarily be a default under another series. The trustee may withhold notice to the holders of the debt securities of any default, except in the payment of principal or premium, if any, or interest, if any, if in good faith it considers it in the interests of the holders to do so.

        If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of that series, subject to any subordination provisions, may require us to repay immediately:

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  the entire principal and interest and premium, if any, of the debt securities of the series; or

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  if the debt securities are discounted securities, that portion of the principal as is described in the applicable prospectus supplement.

        If an event of default relates to events involving our bankruptcy, insolvency or reorganization, the principal of all debt securities will become immediately due and payable without any action by the trustee or any holder. Subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of the affected series can rescind this accelerated payment requirement. If debt securities are discounted securities, the applicable prospectus supplement will contain provisions relating to the acceleration of maturity of a portion of the principal amount of the discounted securities upon the occurrence or continuance of an event of default.

        Other than its duties in case of a default, the trustee is not obligated to exercise any of the rights or powers that it will have under the indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnity, the holders of a majority in aggregate principal amount of any series of debt securities may, subject to certain limitations, direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities.

        We will be required to furnish to the trustee a statement annually as to our compliance with all conditions and covenants under the indenture and, if we are not in compliance, we must specify any defaults. We will also be required to notify the trustee as soon as practicable upon becoming aware of any event of default.

        No holder of a debt security of any series will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or a trustee, or for any other remedy, unless:

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  the holder has previously given to the trustee written notice of a continuing event of default with respect to the debt securities of the affected series;

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  the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by an event of default have made a written request, and the holders have offered reasonable indemnity, to the trustee to institute a proceeding as trustee; and

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  the trustee has failed to institute a proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of the series affected by an event of default a direction inconsistent with the request, within 60 days after their notice, request and offer of indemnity.

        However, such above-mentioned limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium, if any, or interest on such debt security on or after the applicable due date specified in such debt security.

Defeasance

        When we use the term "defeasance", we mean discharge from some or all of our obligations under the indenture. Unless otherwise specified in the applicable prospectus supplement, if we deposit with the trustee sufficient cash or government securities to pay the principal, interest, if any, premium, if any, and any other sums due to the stated maturity date or a redemption date of the debt securities of a series, then at our option:

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  we will be discharged from the obligations with respect to the debt securities of that series; or

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  we will no longer be under any obligation to comply with certain restrictive covenants under the indenture, and certain events of default will no longer apply to us.

        If this happens, the holders of the debt securities of the affected series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and the replacement of lost, stolen or mutilated debt securities. These holders may look only to the deposited fund for payment on their debt securities.

        To exercise our defeasance option, we must deliver to the trustee:

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  an opinion of counsel in the United States to the effect that the holders of the outstanding debt securities of the affected series will not recognize a gain or loss for U.S. federal income tax purposes as a result of a defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred;

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  an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding debt securities of the affected series will not recognize income, or a gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of a defeasance and will be subject to Canadian federal, provincial or territorial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had the defeasance not occurred; and

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  a certificate of one of our officers and an opinion of counsel, each stating that all conditions precedent provided for relating to defeasance have been complied with.

        If we are to be discharged from our obligations with respect to the debt securities, and not just from our covenants, the U.S. opinion must be based upon a ruling from or published by the United States Internal Revenue Service or a change in law to that effect.

        In addition to the delivery of the opinions described above, the following conditions must be met before we may exercise our defeasance option:

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  no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing for the debt securities of the affected series;

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  we are not an "insolvent person" within the meaning of applicable bankruptcy and insolvency legislation; and

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  other customary conditions precedent are satisfied.

Modification and Waiver

        Modifications and amendments of the indenture may be made by us and the trustee with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. However, without the consent of each holder affected, no modification may:

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  change the stated maturity of the principal of, premium, if any, or any installment of interest, if any, on any debt security;

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  reduce the principal, premium, if any, or rate of interest, if any, or any obligation to pay any additional amounts;

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  reduce the amount of principal of a debt security payable upon acceleration of its maturity;

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  change the place or currency of any payment;

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  affect the holder's right to require us to repurchase the debt securities at the holder's option;

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  impair the right of the holders to institute a suit to enforce their rights to payment;

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  adversely affect any conversion or exchange right related to a series of debt securities;

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  change the percentage of debt securities required to modify the indenture or to waive compliance with certain provisions of the indenture; or

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  reduce the percentage in principal amount of outstanding debt securities necessary to take certain actions.

        The holders of a majority in principal amount of outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as only that series is concerned, past defaults under the indenture and compliance by us with certain restrictive provisions of the indenture. However, these holders may not waive a default in any payment on any debt security or compliance with a provision that cannot be modified without the consent of each holder affected.

        We may modify the indenture without the consent of the holders to:

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  evidence our successor under the indenture;

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  add covenants or surrender any right or power for the benefit of holders;

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  add events of default;

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  provide for unregistered securities to become registered securities under the indenture and make other such changes to unregistered securities that in each case do not materially and adversely affect the interests of holders of outstanding securities;

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  establish the forms of the debt securities;

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  appoint a successor trustee under the indenture;

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  add provisions to permit or facilitate the defeasance or discharge of the debt securities as long as there is no material adverse effect on the holders;

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  cure any ambiguity, correct or supplement any defective or inconsistent provision, make any other provisions in each case that would not materially and adversely affect the interests of holders of outstanding securities and related coupons, if any;

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  comply with any applicable laws of the United States and Canada in order to effect and maintain the qualification of the indenture under the Trust Indenture Act; or

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  change or eliminate any provisions where such change takes effect when there are no securities outstanding under the indenture.

Governing Law

        The indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

The Trustee

        The trustee under the indenture or its affiliates may provide banking and other services to us in the ordinary course of their business.

        The indenture will contain certain limitations on the rights of the trustee, as long as it or any of its affiliates remains our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. If the trustee or any affiliate acquires any conflicting interest and a default occurs with respect to the debt securities, the trustee must eliminate the conflict or resign.

Resignation of Trustee

        The trustee may resign or be removed with respect to one or more series of the debt securities and a successor trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as trustee with respect to different series of debt securities, each such trustee shall be a trustee of a trust under the indenture separate and apart from the trust administered by any other such trustee, and any action described herein to be taken by the "trustee" may then be taken by each such trustee with respect to, and only with respect to, the one or more series of debt securities for which it is trustee.

Consent to Service

        In connection with the indenture, we will designate and appoint CT Corporation System, 111 Eighth Avenue, New York, New York, 10011, as our authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the indenture or the debt securities that may be instituted in any U.S. federal or New York state court located in the Borough of Manhattan, in the City of New York, or brought by the trustee (whether in its individual capacity or in its capacity as trustee under the indenture), and will irrevocably submit to the non-exclusive jurisdiction of such courts.

Enforceability of Judgments

        Since all or substantially all of our assets, as well as the assets of some of our directors and officers, are outside the United States, any judgement obtained in the United States against us or certain of our directors or officers, including judgments with respect to the payment of principal on the debt securities, may not be collectible within the United States.

        We have been advised that the laws of the Province of British Columbia and the federal laws of Canada applicable therein permit an action to be brought against us in a court of competent jurisdiction in the Province of British Columbia on any final and conclusive judgment in personam of any federal or state court located in the State of New York, or a New York Court, which is subsisting and unsatisfied for a sum certain with respect to the enforcement of the indenture and the debt securities that is not impeachable as void or voidable under the internal laws of the State of New York if: (1) the New York Court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of British Columbia (and submission by us in the indenture to the jurisdiction of the New York Court will be sufficient for that purpose); (2) proper service of process in respect of the proceedings in which such judgment was obtained was made in accordance with New York law; (3) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such terms are understood under the laws of the Province of British Columbia, the federal laws of Canada or contrary to any order made by the Attorney General of Canada and under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada); (4) the enforcement of such judgment would not be contrary to the laws of general application limiting the enforcement of creditors' rights, including bankruptcy, reorganization, winding up, moratorium and similar laws, and does not constitute, directly or indirectly, the enforcement of foreign laws which a court in the Province of British Columbia would characterize as revenue, expropriatory or penal laws; (5) in an action to enforce a default judgment, the judgment does not contain a manifest error on its face; (6) the action to enforce such judgment is commenced within the appropriate limitation period; (7) interest payable on the debt securities is not characterized by a court in the Province of British Columbia as interest payable at a criminal rate within the meaning of Section 347 of the Criminal Code (Canada); and (8) the judgment does not conflict with another final and conclusive judgment in the same cause of action; except that a court in the Province of British Columbia may stay an action to enforce a foreign judgment if an appeal of a judgment is pending or time for appeal has not expired; and except that any court in the Province of British Columbia may give judgment only in Canadian dollars.

        We have been advised that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of U.S. courts, of civil liabilities predicated solely upon the U.S. federal securities laws.

DESCRIPTION OF WARRANTS

General

        This section describes the general terms that will apply to any warrants for the purchase of Common Shares, or equity warrants, or for the purchase of debt securities, or debt warrants.

        We may issue warrants independently or together with other securities, and warrants sold with other securities may be attached to or separate from the other securities. Warrants will be issued under one or more warrant indentures or warrant agency agreements to be entered into by us and one or more banks or trust companies acting as warrant agent.

        This summary of some of the provisions of the warrants is not complete. The statements made in this prospectus relating to any warrant agreement and warrants to be issued under this prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement. You should refer to the warrant indenture or warrant agency agreement relating to the specific warrants being offered for the complete terms of the warrants. A copy of any warrant indenture or warrant agency agreement relating to an offering or warrants will be filed by us with the securities regulatory authorities in applicable Canadian offering jurisdictions and the United States after we have entered into it.

        The applicable prospectus supplement relating to any warrants that we offer will describe the particular terms of those warrants and include specific terms relating to the offering.

        Original purchasers of warrants (if offered separately) will have a contractual right of rescission against us in respect of the exercise of such warrant. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the underlying securities acquired upon exercise of the warrant, the total of the amount paid on original purchase of the warrant and the amount paid upon exercise, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the exercise takes place within 180 days of the date of the purchase of the warrant under the applicable prospectus supplement; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the warrant under the applicable prospectus supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

        Original purchasers are further advised that in certain provinces the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the security that was purchased under a prospectus, and therefore a further payment at the time of exercise may not be recoverable in a statutory action for damages. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights, or consult with a legal advisor.

Equity Warrants

        The particular terms of each issue of equity warrants will be described in the applicable prospectus supplement. This description will include, where applicable:

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  the designation and aggregate number of equity warrants;

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  the price at which the equity warrants will be offered;

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  the currency or currencies in which the equity warrants will be offered;

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  the date on which the right to exercise the equity warrants will commence and the date on which the right will expire;

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  the number of Common Shares that may be purchased upon exercise of each equity warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each equity warrant;

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  the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of shares that may be purchased, (ii) the exercise price per share or (iii) the expiry of the equity warrants;

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  whether we will issue fractional shares;

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  whether we have applied to list the equity warrants or the underlying shares on a stock exchange;

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  the designation and terms of any securities with which the equity warrants will be offered, if any, and the number of the equity warrants that will be offered with each security;

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  the date or dates, if any, on or after which the equity warrants and the related securities will be transferable separately;

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  whether the equity warrants will be subject to redemption and, if so, the terms of such redemption provisions;

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  material U.S. and Canadian federal income tax consequences of owning the equity warrants; and

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  any other material terms or conditions of the equity warrants.

Debt Warrants

        The particular terms of each issue of debt warrants will be described in the related prospectus supplement. This description will include, where applicable:

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  the designation and aggregate number of debt warrants;

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  the price at which the debt warrants will be offered;

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  the currency or currencies in which the debt warrants will be offered;

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  the designation and terms of any securities with which the debt warrants are being offered, if any, and the number of the debt warrants that will be offered with each security;

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  the date or dates, if any, on or after which the debt warrants and the related securities will be transferable separately;

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  the principal amount of debt securities that may be purchased upon exercise of each debt warrant and the price at which and currency or currencies in which that principal amount of debt securities may be purchased upon exercise of each debt warrant;

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  the date on which the right to exercise the debt warrants will commence and the date on which the right will expire;

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  the minimum or maximum amount of debt warrants that may be exercised at any one time;

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  whether the debt warrants will be subject to redemption, and, if so, the terms of such redemption provisions;

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  material U.S. and Canadian federal income tax consequences of owning the debt warrants; and

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  any other material terms or conditions of the debt warrants.

        Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities subject to the warrants.

DESCRIPTION OF UNITS

        Neovasc may issue units, which may consist of one or more Common Shares, warrants or any combination of securities as is specified in the relevant prospectus supplement. In addition, the relevant prospectus supplement relating to an offering of units will describe all material terms of any units offered, including, as applicable:

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  the designation and aggregate number of units being offered;

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  the price at which the units will be offered;

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  the designation, number and terms of the securities comprising the units and any agreement governing the units;

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  the date or dates, if any, on or after which the securities comprising the units will be transferable separately;

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  whether it will apply to list the units on any exchange;

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  material U.S. and Canadian income tax consequences of owning the units, including, how the purchase price paid for the units will be allocated among the Securities comprising the units; and

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  any other material terms or conditions of the units.

 DESCRIPTION OF SUBSCRIPTION RECEIPTS

        We may issue subscription receipts, which will entitle holders thereof to receive, upon satisfaction of certain release conditions and for no additional consideration, Common Shares, warrants or any combination thereof. Subscription receipts will be issued pursuant to one or more subscription receipt agreements (each, a "Subscription Receipt Agreement"), each to be entered into between the Company and an escrow agent (the "Escrow Agent") that will be named in the relevant prospectus supplement. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any subscription receipts, one or more of such underwriters or agents may also be a party to the subscription agreement governing the subscription receipts sold to or through such underwriter or agent.

        The following description sets forth certain general terms and provisions of subscription receipts that may be issued hereunder and is not intended to be complete. The statements made in this prospectus relating to any Subscription Receipt Agreement and subscription receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement. Prospective investors should refer to the Subscription Receipt Agreement relating to the specific subscription receipts being offered for the complete terms of the subscription receipts. We will file a copy of any Subscription Receipt Agreement relating to an offering of subscription receipts with the securities regulatory authorities in Canada and the United States after it has entered into it.

General

        The prospectus supplement and the Subscription Receipt Agreement for any subscription receipts that we may offer will describe the specific terms of the subscription receipts offered. This description may include, but may not be limited to, any of the following, if applicable:

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  the designation and aggregate number of subscription receipts being offered;

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  the price at which the subscription receipts will be offered;

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  the designation, number and terms of the Common Shares, warrants or a combination thereof to be received by the holders of subscription receipts upon satisfaction of the release conditions, and any procedures that will result in the adjustment of those numbers;

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  the conditions (the "Release Conditions") that must be met in order for holders of subscription receipts to receive, for no additional consideration, the Common Shares, warrants or a combination thereof;

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  the procedures for the issuance and delivery of the Common Shares, warrants or a combination thereof to holders of subscription receipts upon satisfaction of the Release Conditions;

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  whether any payments will be made to holders of subscription receipts upon delivery of the Common Shares, warrants or a combination thereof upon satisfaction of the Release Conditions;

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  the identity of the Escrow Agent;

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  the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of subscription receipts, together with interest and income earned thereon (collectively, the "Escrowed Funds"), pending satisfaction of the Release Conditions;

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  the terms and conditions pursuant to which the Escrow Agent will hold Common Shares, warrants or a combination thereof pending satisfaction of the Release Conditions;

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  the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions;

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  if the subscription receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the subscription receipts;

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  procedures for the refund by the Escrow Agent to holders of subscription receipts of all or a portion of the subscription price of their subscription receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

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  any contractual right of rescission to be granted to initial purchasers of subscription receipts in the event that this prospectus, the prospectus supplement under which subscription receipts are issued or any amendment hereto or thereto contains a misrepresentation;

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  any entitlement of Neovasc to purchase the subscription receipts in the open market by private agreement or otherwise;

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  whether Neovasc will issue the subscription receipts as global securities and, if so, the identity of the depository for the global securities;

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  whether Neovasc will issue the subscription receipts as bearer securities, as registered securities or both;

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  provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms of the subscription receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, warrants or other Neovasc securities, any other reorganization, amalgamation, merger or sale of all or substantially all of the Company's assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;

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  whether Neovasc will apply to list the subscription receipts on any exchange;

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  material U.S. and Canadian federal income tax consequences of owning the subscription receipts; and

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  any other material terms or conditions of the subscription receipts.

Rights of Holders of Subscription Receipts Prior to Satisfaction of Release Conditions

        The holders of subscription receipts will not be, and will not have the rights of, shareholders of Neovasc. Holders of subscription receipts are entitled only to receive Common Shares, warrants or a combination thereof on exchange of their subscription receipts, plus any cash payments, all as provided for under the Subscription Receipt Agreement and only once the Release Conditions have been satisfied. If the Release Conditions are not satisfied, holders of subscription receipts shall be entitled to a refund of all or a portion of the subscription price thereof and all or a portion of the pro rata share of interest earned or income generated thereon, all as provided in the Subscription Receipt Agreement.

Escrow

        The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Company (and, if the subscription receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the subscription receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of subscription receipts will receive a refund of all or a portion of the subscription price for their subscription receipts, plus their pro-rata entitlement to interest earned or income generated on such amount, if provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement. Common Shares or warrants may be held in escrow by the Escrow Agent and will be released to the holders of subscription receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

Modifications

        The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the subscription receipts issued thereunder may be made by way of a resolution of holders of subscription receipts at a meeting of such holders or consent in writing from such holders. The number of holders of subscription receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

        The Subscription Receipt Agreement will also specify that the Company may amend any Subscription Receipt Agreement and the subscription receipts, without the consent of the holders of the subscription receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holder of outstanding subscription receipts or as otherwise specified in the Subscription Receipt Agreement.

        The foregoing summary of certain of the principal provisions of the securities is a summary of anticipated terms and conditions only and is qualified in its entirety by the description in the applicable prospectus supplement under which any securities are being offered.

 CERTAIN INCOME TAX CONSIDERATIONS

        The applicable prospectus supplement may describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada or to an investor who is a resident of Canada of acquiring, owning and disposing of any of our securities offered thereunder.

        The applicable prospectus supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of our securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code), including, to the extent applicable, such consequences relating to debt securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items.

SELLING SECURITY-HOLDERS

        Our Common Shares may be sold under this prospectus by way of a secondary offering by or for the account of certain of our security-holders. The prospectus supplement that we will file in connection with any offering of our Common Shares by selling security-holders will include the following information:

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  the names of the selling security-holders;

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  the number or amount of our Common Shares owned, controlled or directed by each selling security-holder;

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  the number or amount of our Common Shares being distributed for the account of each selling security-holder;

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  the number or amount of securities to be owned by the selling security-holders after the distribution and the percentage that number or amount represents of the total number of our outstanding securities; and

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  whether our Common Shares are owned by the selling security-holders both of record and beneficially, of record only or beneficially only.

PLAN OF DISTRIBUTION

New Issue

        We may issue our securities offered by this prospectus for cash or other consideration (i) to or through underwriters, dealers, placement agents or other intermediaries, (ii) directly to one or more purchasers or (ii) in connection with acquisitions of assets or shares or another entity or company.

        Each prospectus supplement with respect to our securities being offered will set forth the terms of the offering, including:

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  the name or names of any underwriters, dealers or other placement agents;

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  the number and the purchase price of, and form of consideration for, our securities;

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  any proceeds to us; and

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  any commissions, fees, discounts and other items constituting underwriters', dealers' or agents' compensation.

        Our securities may be sold, from time to time, in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market price or at negotiated prices, including sales in transactions that are deemed to be "at the market distributions" as defined in National Instrument 44-102 — Shelf Distributions, including sales made directly on the TSX, Nasdaq or other existing trading markets for the securities. The prices at which the securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the securities at the initial offering price fixed in the applicable prospectus supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such prospectus supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the securities is less than the gross proceeds paid by the underwriters to the Company.

        Only underwriters named in the prospectus supplement are deemed to be underwriters in connection with our securities offered by that prospectus supplement.

        Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of our securities may be entitled to indemnification by us against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") and applicable Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

        No underwriter or dealer involved in an "at the market distribution" as defined under applicable Canadian securities legislation, no affiliate of such underwriter or dealer and no person acting jointly or in concert with such underwriter or dealer has over-allotted, or will over allot, our securities in connection with an offering of our securities or effect any other transactions that are intended to stabilize the market price of our securities.

        In connection with any offering of our securities, other than an "at the market distribution", the underwriters may over-allot or effect transactions which stabilize or maintain the market price of our securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Secondary Offering

        This prospectus may also, from time to time, relate to the offering of our Common Shares by certain selling security-holders.

        The selling security-holders may sell all or a portion of our Common Shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If our Common Shares are sold through underwriters or broker-dealers, the selling security-holders will be responsible for underwriting discounts or commissions or agent's commissions. Our Common Shares may be sold by the selling security-holders in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, as follows:

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  on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

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  in the over-the-counter market;

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  in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

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  through the writing of options, whether such options are listed on an options exchange or otherwise;

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  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

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  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

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  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

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  an exchange distribution in accordance with the rules of the applicable exchange;

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  privately negotiated transactions;

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  short sales;

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  sales pursuant to Rule 144 under the U.S. Securities Act;

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  broker-dealers may agree with the selling security-holders to sell a specified number of such shares at a stipulated price per share;

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  a combination of any such methods of sale; and

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  any other method permitted pursuant to applicable law.

        If the selling security-holders effect such transactions by selling our Common Shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling security-holders or commissions from purchasers of our Common Shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of our Common Shares or otherwise, the selling security-holders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of our Common Shares in the course of hedging in positions they assume. The selling security-holders may also sell our Common Shares short and deliver our Common Shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling security-holders may also loan or pledge our Common Shares to broker-dealers that in turn may sell such shares.

        The selling security-holders may pledge or grant a security interest in some or all of the Common Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell our Common Shares from time to time pursuant to this prospectus or any supplement to this prospectus filed under General Instruction II.L. of Form F-10 under the U.S. Securities Act, amending, if necessary, the list of selling security-holders to include, pursuant to a prospectus amendment or prospectus supplement, the pledgee, transferee or other successors in interest as selling security-holders under this prospectus. The selling security-holders also may transfer and donate our Common Shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

        The selling security-holders and any broker-dealer participating in the distribution of our Common Shares may be deemed to be "underwriters" within the meaning of the U.S. Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the U.S. Securities Act. At the time a particular offering of our Common Shares is made, a prospectus supplement, if required, will be distributed which will identify the selling security-holders and provide the other information set forth under "Selling Security-holders", set forth the aggregate amount of our Common Shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling security-holders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

        Under the securities laws of some states, our Common Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states our Common Shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

        There can be no assurance that any security-holder will sell any or all of our Common Shares registered pursuant to the registration statement, of which this prospectus forms a part.

        The selling security-holders and any other person participating in such distribution will be subject to applicable provisions of Canadian securities legislation and the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M under the Exchange Act, which may limit the timing of purchases and sales of any of our Common Shares by the selling security-holders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of our Common Shares to engage in market-making activities with respect to our Common Shares. All of the foregoing may affect the marketability of our Common Shares and the ability of any person or entity to engage in market-making activities with respect to our Common Shares.

        Once sold under the shelf registration statement, of which this prospectus forms a part, our Common Shares will be freely tradable in the hands of person other than our affiliates.

AUDITORS, TRANSFER AGENT AND REGISTRAR

        Grant Thornton LLP was reappointed as our auditor at our annual general and special meeting of shareholders held on June 4, 2018. Grant Thornton LLP is located at Suite 1600 – 333 Seymour Street, Vancouver, British Columbia, V6B 0A4, Canada. Grant Thornton LLP has reported on our fiscal December 31, 2017, 2016 and 2015 audited consolidated financial statements, which have been filed with the securities regulatory authorities and incorporated by reference herein. Grant Thornton LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

        Our transfer agent and the registrar for our Common Shares in Canada is Computershare Investor Services Inc. located at 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, Canada, V6C 3B9 and in the United States is Computershare Trust Company N.A. located at 740 – 350 Indiana St., Golden, Colorado, 80401.

AGENT FOR SERVICE OF PROCESS

        William O'Neill, Steven Rubin, Jane Hsiao, directors of the Company, and Fred Colen, Chief Executive Officer of the Company, reside outside of Canada and have appointed the following agent for service of process in Canada:

Name of Person	Name and Address of Agent
William O'Neill, Steven Rubin, Jane Hsiao and Fred Colen	Neovasc Inc. Suite 5138 – 13562 Maycrest Way Richmond, British Columbia V6V 2J7

        Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

        Since all or substantially all of our assets, as well as the assets of some of our directors and officers, are outside the United States, any judgment obtained in the United States against us or certain of our directors or officers, including judgments with respect to the payment of principal on the debt securities, may not be collectible within the United States.

LEGAL MATTERS

        Certain legal matters related to our securities offered by this prospectus will be passed upon on our behalf by Blake, Cassels & Graydon LLP, with respect to matters of Canadian law, and Skadden, Arps, Slate, Meagher & Flom LLP, with respect to matters of U.S. law. As of the date of this prospectus, the partners and associates of Blake, Cassels & Graydon LLP beneficially own, directly or indirectly, less than 1% of our outstanding Common Shares.

 WHERE YOU CAN FIND MORE INFORMATION

        We are required to file with the securities commission or authority in each of the applicable provinces of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, we also file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

        You may read any document we file with or furnish to the securities commissions and authorities of the provinces of Canada through SEDAR and any document we file with, or furnish to, the SEC at the SEC's public reference room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at l-800-SEC-0330 for further information on the public reference rooms. Certain of our filings are also electronically available on EDGAR, and may be accessed at www.sec.gov.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are a company continued under the CBCA. Most of our directors and officers, and the experts named in this prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets may be, and a substantial portion of the Company's assets are, located outside the United States. We have appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. We have been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or "blue sky" laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of the liability predicated solely upon U.S. federal securities laws.

        We filed with the SEC, concurrently with our registration statement on Form F-10 of which this prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011 as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of securities under this prospectus.